    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 26, 1997
                                                       REGISTRATION NO. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                        NEW PAMECO GEORGIA CORPORATION
            (TO BE KNOWN AS PAMECO CORPORATION UPON EFFECTIVENESS)
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
         GEORGIA                     5075                    51-0287654
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
     INCORPORATION OR
      ORGANIZATION)

           1000 CENTER PLACE                    THEODORE R. KALLGREN
        NORCROSS, GEORGIA 30093                CHIEF FINANCIAL OFFICER
            (770) 798-0700                        1000 CENTER PLACE
   (ADDRESS, INCLUDING ZIP CODE, AND           NORCROSS, GEORGIA 30093
           TELEPHONE NUMBER,                       (770) 798-0700
 INCLUDING AREA CODE, OF REGISTRANT'S    (NAME, ADDRESS, INCLUDING ZIP CODE,
     PRINCIPAL EXECUTIVE OFFICES)               AND TELEPHONE NUMBER,
                                          INCLUDING AREA CODE, OF AGENT FOR
                                                      SERVICE)

                                --------------

                                  COPIES TO:
        DAVID A. STOCKTON, ESQ.                  MARK C. SMITH, ESQ.
        KILPATRICK STOCKTON LLP         SKADDEN, ARPS, SLATE, MEAGHER & FLOM
         1100 PEACHTREE STREET                           LLP
        ATLANTA, GEORGIA 30309                    919 THIRD AVENUE
            (404) 815-6500                    NEW YORK, NEW YORK 10022
                                                   (212) 735-3000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
                                               PROPOSED MAXIMUM   PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF       AMOUNT TO BE   OFFERING PRICE PER AGGREGATE OFFERING      AMOUNT OF
SECURITIES TO BE REGISTERED   REGISTERED(1)        SHARE(2)           PRICE(2)      REGISTRATION FEE(3)
-------------------------------------------------------------------------------------------------------
 Class A Common Stock,
  $.01 par value........     3,536,872 shares       $16.00         $56,589,952.00       $16,977.00

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(1) Includes 461,331 shares that may be purchased pursuant to the over-
   allotment option granted to the Underwriters.
(2) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457 under the Securities Act.
(3) Calculated pursuant to Rule 457(o) based upon an estimate of the maximum aggregate offering price.

                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                     SUBJECT TO COMPLETION, DATED    , 1997

PROSPECTUS
     , 1997

                                3,075,541 SHARES
                               PAMECO CORPORATION
                              CLASS A COMMON STOCK

  Of the 3,075,541 shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Pameco Corporation ("Pameco" or the "Company") offered hereby (the "Offering"), 3,000,000 shares are being sold by Pameco and 75,541 shares are being sold by a shareholder of the Company (the "Selling Shareholder"). The Class A Common Stock entitles its holders to one vote per share, whereas the Class B Common Stock, par value $0.01 per share (the "Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"), generally entitles its holder to ten votes per share. The holders of Class A Common Stock, voting as a separate class, are entitled to elect two of the Company's directors. See "Description of Capital Stock." After consummation of the Offering, a group of investment vehicles (the "Investor Group") managed by Three Cities Research, Inc., a private investment firm ("TCR"), will have approximately 87.0% of the combined voting power (on a fully diluted basis) with respect to substantially all matters submitted for the vote of all shareholders. Substantially all of the net proceeds to the Company from the Offering will be used to repay outstanding indebtedness. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholder pursuant to the Offering. See "Principal and Selling Shareholders."

  Prior to the Offering, there has been no public market for the Class A Common Stock. It is currently estimated that the initial public offering price of the Class A Common Stock offered pursuant to the Offering will be between $14.00 and $16.00 per share. For information relating to the factors to be considered in determining the initial offering price to the public of the Class A Common Stock, see "Underwriting."

  Application will be made to list the Class A Common Stock on the New York Stock Exchange under the symbol "PCN."

  SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------------
                                PRICE           UNDERWRITING          PROCEEDS           PROCEEDS TO
                               TO  THE          DISCOUNTS AND          TO THE            THE SELLING
                               PUBLIC          COMMISSIONS(1)        COMPANY(2)          SHAREHOLDER
----------------------------------------------------------------------------------------------------
Per Share..............        $                    $                   $                   $
Total(3)...............      $                   $                   $                   $

--------------------------------------------------------------------------------
(1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses estimated at $   , which will be paid by the
    Company.
(3) The Company has granted to the Underwriters an option, exercisable within
    30 days of the date hereof, to purchase up to 461,331 additional shares of Class A Common Stock at the Price to the Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the Company and Proceeds to the Selling
    Shareholder will be $   , $   , $    and $   , respectively. See
    "Underwriting."

  The shares of Class A Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters against payment therefor and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of share certificates representing the Class A Common Stock will be made in New
York, New York on or about      , 1997.

DONALDSON, LUFKIN & JENRETTE
     SECURITIES CORPORATION

                      THE ROBINSON-HUMPHREY COMPANY, INC.

                                                         SCHRODER WERTHEIM & CO.

          [MAP OF THE CONTINENTAL UNITED STATES SHOWING THE LOCATION
            OF EACH BRANCH AND DISTRIBUTION CENTER TO BE INCLUDED]


                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF CLASS A COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, references herein to the "Company" or "Pameco" prior to the consummation of the Reincorporation Merger (as defined herein) mean Pameco Holdings, Inc., a Delaware corporation, and its subsidiaries, and references to the "Company" or "Pameco" after consummation of the Reincorporation Merger mean New Pameco Georgia Corporation, a Georgia corporation, and its subsidiary, whose name will be changed to Pameco Corporation upon consummation of the Reincorporation Merger. See "--Company History and Recent Acquisitions." All numbers of shares, per share amounts and related information in this Prospectus reflect a 1.25-for-one split of the Common Stock effected as part of the Reincorporation Merger, which will be effected prior to the Offering. See "Description of Capital Stock." References herein to fiscal year 1997 mean the fiscal year ended February 28, 1997 and to fiscal year 1996 mean the fiscal year ended February 29, 1996. Unless otherwise indicated, the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  Pameco is one of the largest distributors of heating, ventilation and air conditioning ("HVAC") systems and equipment and refrigeration products in the United States, with predecessor corporations dating back to 1931. The Company stocks more than 65,000 SKUs to service more than 45,000 customers through a national network of 297 branches in 44 states and Guam located in 76 of the top 100 standard metropolitan statistical areas ("SMSAs") in the country. The Company's products include a complete range of central air conditioners, heat pumps, furnaces and parts and supplies for the residential market, and condensing units, compressors, evaporators, valves, walk-in coolers and ice machines for the commercial market. In fiscal 1996, the Company's HVAC business generated approximately 54.0% of its revenues, while the refrigeration business generated the balance. In fiscal 1996, Pameco derived over 80.0% of its revenues from the repair and replacement market, which is higher margin and less cyclical than the new construction market due to end-users' needs for immediate service and expert technical advice. The new construction market generated the balance of Pameco's revenues. Management believes that Pameco is the only company in the United States which offers a complete line of HVAC and refrigeration products on a significant scale on a nationwide basis.

  Pameco attributes its leadership position in the HVAC and refrigeration industries primarily to its operating philosophy. The Company emphasizes personalized customer service and convenient "one-stop" shopping to meet each customer's total needs at the local and national level. The Company's technical service representatives, who provide customers with expert technical advice in diagnosing problems and recommending solutions, are an essential element of the Company's customer service. Pameco operates under a centralized management structure and offers substantial incentive compensation to its executive officers and division and branch managers. Additionally, the Company believes that its size, its financial resources and its position as a national distributor of HVAC and refrigeration products allow it to provide superior customer service by offering immediate access to a complete product line of equipment, parts and supplies through its 297 branches and six regional distribution centers.

  The Company's strategic objective is to continue to grow profitably in both existing and new markets through the acquisition of branches and the opening of new branches, as well as through increasing sales and profitability at existing branches. The Company began an active acquisition program in 1996 to capitalize on consolidation opportunities presented by the substantial size and highly fragmented ownership structure of the HVAC and refrigeration markets. Management believes Pameco is well-positioned to take advantage of this fragmentation given the Company's breadth of product offerings, its national presence and its proven ability to acquire and integrate new branches, as demonstrated by its recent acquisitions. The Company's acquisition strategy is to acquire profitable distribution businesses with well-developed market positions and desirable supplier franchises. The Company has focused and will continue to focus principally on acquisitions in geographic areas not currently served by the Company, with the goal of achieving greater geographic diversification and adding product lines, customers and employees ("associates"). Pameco will also pursue opportunities to strengthen its position in existing markets by acquiring new branches within existing geographic markets.

  For the nine months ended November 30, 1996, the Company's sales were $297.1 million compared to $267.7 million for the corresponding nine month period in the prior year, which includes same store sales growth of 8.7%. On a pro forma basis, assuming the completion of the acquisition of 52 branches from Sid Harvey Industries, Inc. ("Sid Harvey") and six branches from Chase Supply Company of Chicago ("Chase") as of March 1, 1995, sales would have been $314.9 million and $339.5 million for the nine month periods ending November 30, 1995 and 1996, respectively. Net income for the nine month period ended November 30, 1995 was $6.2 million compared to $7.3 million for the nine month period ended November 30, 1996. On a pro forma basis, assuming the completion of the Sid Harvey and Chase acquisitions as of March 1, 1995, net income would have been $6.6 million and $6.8 million for the nine month periods ending November 30, 1995 and 1996, respectively.

                                  THE INDUSTRY

  Based upon an industry report, management estimates that sales in the residential heating and cooling equipment and commercial refrigeration markets (excluding product markets in which the Company does not compete) totaled approximately $8.1 billion and $2.8 billion, respectively, in 1996. The combined $10.9 billion industry includes equipment, parts and supplies distributed by wholesalers and by original equipment manufacturers' ("OEMs") captive distribution arms, but excludes HVAC systems sold for use in large commercial projects and refrigeration products sold in the residential market. Companies engaging in the HVAC and refrigeration repair and replacement markets sell their products primarily through local branches for their customers' convenience and timely access to products. Management estimates that there are 8,100 HVAC and refrigeration distributors in the United States operating from approximately 11,000 locations nationwide. Management believes that a significant percentage of these distributors are small, owner-operated businesses operating in single geographic areas and providing a more limited range of products and services. Based upon the industry report and the Company's fiscal 1997 revenues, management estimates that Pameco's cumulative U.S. market share in its industry sectors is between three and four percent and that no independent distributor has a significantly greater share of this combined market on a nationwide basis.

  Given the fragmentation of the market, management believes that the Company's industry is well-positioned for consolidation. In particular, management believes that many of the smaller distributors in its industry are finding it increasingly difficult to compete in the current market because they generally lack the financial resources of larger entities and thus are unable to offer broad product lines and multiple brands and may not possess sophisticated inventory management and control systems necessary to operate multiple branches effectively or the ability to invest significant resources in the information technology necessary to improve inventory flow. In addition to the trend toward consolidation, management believes other important trends within the industry include: (i) an increased presence of large customer buying groups, forcing a competitive bidding process, while creating opportunities to sell to new and large national accounts; (ii) the increased importance of immediate availability of products; (iii) the attempt by many of the smaller distributors to identify exit strategies for their business and (iv) the proliferation of products and parts.

                               BUSINESS STRATEGY

  The Company has invested considerable time and resources building its national reputation and leveraging the goodwill of local branches that the Company has developed or acquired. The Company has recently hired a new Chief Executive Officer and four highly qualified senior managers in sales, operations, logistics and management information systems to assist in the implementation of the Company's operating strategy. The Company is pursuing the following strategy to enhance growth and increase profitability:

  Expansion by acquisition. The Company launched a targeted acquisition strategy in 1996 as a consolidator in the HVAC and refrigeration distribution industries. In the past 12 months, the Company has acquired 59 branches in ten states, increasing its total number of branches by over 20.0%. Pameco is able to maximize its return on investment in new branches and obtain incremental revenues and operating income with minimal incremental administrative expenses, due to economies of scale made possible by the Company's prior investment in its sales, operations, logistics and management information systems infrastructure. Further, by geographically diversifying its source of revenues, management believes the Company is less susceptible to economic slowdowns or adverse weather conditions which may occur in particular regions of the country.

  Emphasis on "one-stop" shopping and immediate product and service availability. Management believes that Pameco provides added value to its customers by providing superior customer service and immediate access to a complete line of industry-recognized brand names and private label equipment, parts and supplies from numerous manufacturers through its branches and distribution centers. The Company stocks over 65,000 SKUs at its branches and distribution centers and offers customers access to over two million SKUs. In order to provide customers immediate access to products, the Company stocks inventory representing over 75.0% of its sales at its branches. Pameco believes its ability to provide immediate access to a wide range of products, particularly in the refrigeration business, where equipment repair is often time-sensitive, has helped the Company to establish a reputation as the "one-stop" shop for HVAC and refrigeration products. In addition, Pameco provides its customers with assistance in making intelligent purchases through the Company's well-trained technical service representatives and counter personnel. Management believes that its extensive product offerings and knowledgeable associates help maintain an extensive and loyal customer base.

  Pursue regional and national customers. The Company is focused on opportunities to serve existing and prospective customers on a multi-regional or national basis, which it believes represents a significant growth opportunity. In particular, the Company believes that its nationwide coverage and broad product lines enable it to provide multi-regional and national accounts with consistent service, greater purchasing leverage, improved inventory management and centralized billing. This strategy is designed to complement the Company's established relationships with its local and regional customers. Management believes the new ThermalZone(TM) private label line of HVAC equipment and parts, which Pameco introduced in September 1996, will further increase the Company's national account opportunities. The Company believes that ThermalZone(TM), a nationally available, standardized HVAC product line, will provide large accounts with greater consistency in price, availability and quality.

  Continued focus on higher margin repair and replacement market. The Company continues to focus on the higher margin repair and replacement market, from which Pameco derived over 80.0% of its revenues in fiscal 1996. The repair and replacement market has increased substantially over the past ten years as a result of the aging of the installed base of HVAC products, the introduction of new energy-efficient models and the upgrading of many existing buildings and homes to central heating and air-conditioning. This installed product base represents a significant market in terms of recurring revenues, as customers are continually replacing a percentage of the installed base of equipment each year. In the refrigeration market, by focusing sales on products used for repairs, which typically cannot be postponed, the Company's revenues tend to be less dependent upon national economic cycles.

  Operating improvements through supply chain and cost structure management. Pameco will continue to invest significant resources in its management information systems. Management believes these systems will allow the Company to achieve improvements in inventory control and cost management, and, together with supply chain software to be acquired later this year, will improve the Company's supply chain strategy, as decisions relating to purchasing, inventory management and logistics will be more effectively coordinated. All branches are equipped with computer systems that have the ability to monitor inventory levels to ensure timely inventory orders and to guard against unexpected stock shortages. Management believes that improved distribution practices should reduce the Company's cost per SKU handled and, over time, increase the Company's inventory turns and fill rate percentages.

  Margin enhancement focus. The Company is currently implementing several measures in an effort to enhance its margins and reduce transaction costs. These measures include system-related pricing enhancements, such as pricing discipline through the limitation of discounts at the point-of-sale, and improved performance from underperforming branches through internal benchmarking. Additionally, the Company believes it will realize efficiencies in cost control through the Company's management information system and logistics network, as well as through improved supply chain dynamics.

                    COMPANY HISTORY AND RECENT ACQUISITIONS

  Pameco is a Georgia corporation which was formed in March 1997 and which will merge with Pameco Holdings, Inc., a Delaware corporation, and Pameco Corporation, a Delaware corporation, immediately prior to the Offering (the "Reincorporation Merger"). While predecessor corporations of the Company date back to 1931, Pameco was formed in the early 1980s, when the Hillman Company acquired a number of regional HVAC and refrigeration product distributors. During the early and mid 1990s, the Company's management focused on controlling costs and consolidating a decentralized business. In March 1996, in an effort to refocus the Company on sales growth, Pameco hired a new Chief Executive Officer with extensive experience in directing sales growth and acquisitions. The Company's current senior management team is focused on enhancing the financial performance of the Company, motivated in part by an equity-based incentive compensation system, and has made significant progress in realigning the structure and culture of the Company to accelerate growth. During the past year, the Company has successfully completed the acquisition of 59 branches in ten states.

  In May 1996, Pameco purchased six branches and related assets from Chase. The Chase branches had revenues in excess of $9.0 million for all of fiscal 1996 and derived approximately 59.0% of their aggregate revenues in fiscal 1996 from the sale of refrigeration products, with the balance of revenues from the sale of HVAC products. This acquisition gave the Company a significant presence in the Chicago, Illinois and Gary, Indiana markets.

  In November 1996, the Company acquired 52 branches located in seven southeastern states from Sid Harvey. These branches had aggregate revenues in excess of $51.8 million for the year ended December 31, 1996 and derived significant revenues from the sale of both HVAC and refrigeration products.

  In March 1997, the Company purchased the HVAC operations and related assets of Bellows-Evans, Inc., a distributor of HVAC equipment in Birmingham, Alabama, a new market for the Company. The acquired business had revenues in excess of $3.0 million for the year ended May 31, 1996 and derived substantially all of its revenues from the sale of HVAC products.

                                     * * *

  The Company's executive offices are located at 1000 Center Place, Norcross, Georgia 30093, and its telephone number is (770) 798-0700.

                                  THE OFFERING

Type of security offered....  Class A Common Stock

Number of shares to be
 sold:

 By the Company.................    3,000,000
 By the Selling Shareholder.....       75,541
   Total.......................     3,075,541

Shares to be outstanding
 after the Offering(1)(2)...
                              7,858,680 shares of Common Stock, consisting of 3,874,834 shares of Class A Common Stock and 3,983,846 shares of Class B Common Stock.

Use of proceeds.............  To repay existing indebtedness and repurchase
                              388,417 shares of Common Stock from certain shareholders, including members of the Investor Group. See "Use of Proceeds."

Voting rights...............  The Class A Common Stock and the Class B
                              Common Stock will vote as a single class with respect to all matters submitted to a vote of the shareholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, except that (i) the holders of the Class A Common Stock will be entitled to elect two directors and the holders of the Class B Common Stock will be entitled to elect all other directors; (ii) with respect to any "going private" transaction between the Company and a Principal Shareholder (as defined herein), each share of Class A Common Stock and Class B Common Stock will be entitled to one vote and (iii) each class will have such voting rights as otherwise provided by law. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder thereof and is automatically convertible into one share of Class A Common Stock upon transfer to an unaffiliated party or upon the date when the number of outstanding shares of Class B Common Stock is less than ten percent of all outstanding Common Stock. Substantially all of the Class B Common Stock is owned by the Investor Group. Each class of Common Stock has identical rights, except with respect to voting and conversion privileges. See "Description of Capital Stock" and "Principal and Selling Shareholders."

Proposed New York Stock
 Exchange symbol............
                              The Company intends to submit an application
                              to list the Class A Common Stock on the New
                              York Stock Exchange under the symbol "PCN."
--------------------
(1) Excludes 388,417 shares to be repurchased with a portion of the net proceeds of the Offering, 1,139,667 shares of Class A Common Stock reserved for issuance under the Employee Stock Option Plans pursuant to which options to purchase 833,813 shares will be outstanding upon the closing of the Offering and 62,500 shares of Class A Common Stock reserved for issuance under the Non-Employee Directors Stock Option Plan pursuant to which options to purchase 50,000 shares will be outstanding upon the closing of the Offering. See "Management--Stock Incentive Plans."
(2) Excludes 62,500 shares of Class B Common Stock subject to an option held by Terfin International, Ltd. ("Terfin"). See "Certain Transactions."

            SUMMARY CONSOLIDATED FINANCIAL AND OTHER OPERATING DATA

  The following table sets forth certain consolidated financial and other operating data for the Company. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                  NINE MONTHS ENDED
                           YEAR ENDED   YEAR ENDED FEBRUARY 28,       YEAR ENDED    NOVEMBER 30,
                          FEBRUARY 29, ----------------------------  FEBRUARY 29, ------------------
                            1992(1)      1993      1994      1995      1996(2)      1995        1996
                          (UNAUDITED)                                                (UNAUDITED)
                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OTHER OPERATING DATA)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............    $327,166   $300,140  $338,034  $323,152    $334,537   $267,726  $297,139
Cost of products sold...     245,319    226,894   259,028   243,887     255,301    205,535   225,120
                            --------   --------  --------  --------    --------   --------  --------
 Gross profit...........      81,847     73,246    79,006    79,265      79,236     62,191    72,019
Warehousing, selling and
 administrative ex-
 penses.................      74,526     66,709    71,113    70,467      69,405     51,452    59,769
Amortization of goodwill
 (negative
 goodwill), net.........       2,467     (1,122)   (1,224)   (1,224)     (1,224)      (918)     (918)
Severance...............         --         --        --        --        1,230        --        --
                            --------   --------  --------  --------    --------   --------  --------
Operating income........       4,854      7,659     9,117    10,022       9,825     11,657    13,168
Interest expense, net...      16,853      3,570     4,593     4,818       4,732      3,550     3,519
Other income (expense)..      (1,440)      (898)      770       189        (482)       (59)      (20)
                            --------   --------  --------  --------    --------   --------  --------
Income (loss) before in-
 come taxes.............     (13,439)     3,191     5,294     5,393       4,611      8,048     9,629
Provision (benefit) for
 income taxes...........         408      4,550       585       575      (1,403)     1,433     1,862
                            --------   --------  --------  --------    --------   --------  --------
Net income (loss).......     (13,847)    (1,359)    4,709     4,818       6,014      6,615     7,767
Redeemable preferred
 stock
 dividends..............         --         --        621       547         520        395       424
                            --------   --------  --------  --------    --------   --------  --------
Net income (loss)
 applicable to common
 shareholders(3)........    $(13,847)   $(1,359)   $4,088    $4,271      $5,494     $6,220    $7,343
                            ========   ========  ========  ========    ========   ========  ========
Net income (loss) per
 share(3)(4)............                 $(0.21)    $0.62     $0.65       $0.85      $0.94     $1.12
                                       ========  ========  ========    ========   ========  ========
Weighted average shares
 outstanding(3).........                  6,608     6,608     6,608       6,487      6,608     6,535
                                       ========  ========  ========    ========   ========  ========
PRO FORMA
 (UNAUDITED)(5):
Interest expense, net...                                                 $2,684                 $903
                                                                       ========             ========
Net income..............                                                 $8,178               $8,246
                                                                       ========             ========
Net income per
 share(6)...............                                                  $0.87                $0.87
                                                                       ========             ========
Weighted average shares
 outstanding(6).........                                                  9,379                9,427
                                                                       ========             ========
OTHER OPERATING DATA:
Same branch sales growth
 percentage(7)..........                              0.7%      2.6%        4.7%       2.3%      8.7%
Number of branches(8)...                              265       245         241        242       250
Sales per associate(9)..                         $281,000  $295,000    $309,000   $247,000  $251,000

                                       See accompanying notes on following page.

                                                            NOVEMBER 30, 1996
                                                         -----------------------
                                                         HISTORICAL PRO FORMA(5)
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...............................  $    119    $    119
Total current assets....................................   123,757     123,757
Total assets............................................   136,497     136,497
Short-term debt:
  Current portion of long-term debt.....................       528         528
  Notes payable to affiliates...........................    22,500         --
                                                          --------    --------
Total short-term debt...................................    23,028         528
Long-term debt to affiliates ...........................     4,500         --
Long-term debt..........................................    34,570      22,370
Total liabilities.......................................   126,160      86,960
Total shareholders' equity..............................    10,337      49,537

--------------------
(1) Derived from the consolidated financial statements of MLX Corp. ("MLX"), Pameco's former owner. MLX operated on a calendar year end, accordingly, these amounts have been adjusted as if MLX's accounting year end was February 29.
(2) Excluding the one time charge for severance, pro forma net income and net income per share would have been $6.5 million and $1.00, respectively.
(3) Computed on the basis described in Note 2 to the Consolidated Financial Statements of Pameco.
(4) If the acquisitions of Sid Harvey and Chase had occurred on March 1, 1995, the pro forma net income and net income per share would have been approximately $6.6 million and $6.8 million and $1.07 and $1.10 for the nine month periods ended November 30, 1995 and 1996, respectively. The pro forma adjustments for the acquisitions are based upon available information and certain assumptions that management believes are reasonable. The adjustments to the historical data reflect the following: (i) general and administrative costs were increased to reflect the incremental amount of general and administrative costs Pameco estimates it would have incurred over the applicable time period; (ii) interest expense assuming Pameco financed the acquisitions at a rate of 7.3%--Pameco's weighted average borrowing rate; (iii) amortization of the excess of cost over acquired net assets; (iv) income taxes on the earnings of the acquirees have been adjusted to reflect Pameco's effective tax rate and (v) the income tax effect of such pro forma adjustments.
(5) The pro forma amounts give effect to the sale of 3,000,000 shares of Class A Common Stock by Pameco at an assumed initial public offering price of $15.00 per share and the application of the net proceeds therefrom to repay approximately $39.2 million in short-term and long-term debt as if such issuance had occurred at the beginning of the period (or the date of issuance, if later), the related reduction in interest expense and the repurchase of 388,417 shares of the Company's common stock. See "Use of Proceeds."
(6) Pro forma net income per share was computed using the weighted average number of common and common equivalent shares outstanding as described above, and takes into account the reduction in interest expense from the repayment of short-term and long-term debt of $39.2 million with proceeds of the Offering as if such shares had been issued and repayment had occurred at the beginning of the fiscal period (or the date such debt was incurred, if later), and the repurchase of 388,417 shares of the Company's common stock. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock and common stock equivalents issued at prices below the assumed Offering price per share ("cheap stock") during the 12 month period immediately preceding the initial filing date of the Company's Registration Statement for its public offering have been included as outstanding for all periods presented (using the treasury stock method at the assumed initial public offering price).
(7) Same branch sales growth percentage was calculated based on sales for locations open at least 24 consecutive months as of the end of each reported period. The data for 1994 and 1995 is presented on a calendar year basis, which is the only data available to the Company.
(8) The number of branches discloses the average number of branches open during the period.
(9) Sales per associate have been calculated by dividing net sales by the average number of associates employed during the period. The average number of associates was determined by dividing the sum of the number of associates at the end of each month in the period by the number of months in the period.

                                 RISK FACTORS

  This Prospectus contains certain forward-looking statements within the meaning of the federal securities laws. Actual results in the timing of certain events could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth below and elsewhere in this Prospectus. Prospective purchasers of the shares of Class A Common Stock offered hereby should consider carefully the specific factors set forth below as well as the other information contained in this Prospectus in evaluating an investment in the Class A Common Stock.

RISK ASSOCIATED WITH ACQUISITION STRATEGY

  The Company acquired the assets of three businesses during the past year. The Company's growth strategy contemplates additional acquisitions, and management is continually evaluating acquisition opportunities. As a result, the Company's future success is dependent, in part, upon its ability to identify, finance and acquire suitable acquisition candidates on favorable terms and then to integrate or manage such acquired businesses successfully. Acquisitions involve special risks, including risks associated with unanticipated problems, liabilities and contingencies, diversion of management attention and possible adverse effects on earnings resulting from increased goodwill amortization, potential increased interest costs, the issuance of additional securities and difficulties relating to the integration of the acquired businesses. Although the Company believes that it can continue to identify and consummate the acquisition of a sufficient number of businesses to implement successfully its growth strategy, there can be no assurance that the Company will be able to identify and complete or successfully integrate such acquisitions. Further, there can be no assurance that future acquisitions will not have an adverse effect upon the Company's operating results, particularly during periods in which the operations of acquired businesses are being integrated into the Company's operations. While management is continually evaluating possible acquisitions, particularly in larger markets in which the Company does not have a substantial presence, the Company has no present agreements, commitments or understandings to acquire other businesses. Existing or future competitors may also seek to compete with the Company for acquisition candidates, which could have the effect of increasing the price for acquisitions or reducing the number of suitable acquisition candidates. In addition, such competitors may compete with the Company for start-up locations, thereby limiting the number of attractive locations for expansion. See "Prospectus Summary--Company History and Recent Acquisitions," "-- Competition" and "Business--Business Strategy."

  In order to implement its acquisition strategy, the Company is likely to require additional funding. Future acquisitions could be financed by incurring additional indebtedness or by the issuance of additional equity securities, which could result in dilution to the purchasers of the Class A Common Stock offered hereby. See "--Shares Eligible for Future Sale." In addition, significant acquisitions and the financing thereof will generally require the consent of the Company's existing lenders, and there can be no assurance that such consent will be granted. See "Business--Competition."

SEASONALITY AND CYCLICALITY OF SALES

  The Company's operating results vary significantly from quarter to quarter. Sales increase during the warmer months beginning in April and peak in the months of June, July and August. Historically, the Company has recorded approximately 33% of its sales, and greater than 80% of its annual operating earnings, in the second fiscal quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Financial Results." Sales of HVAC and refrigeration equipment and replacement components are also affected by weather patterns throughout the country. Warmer than normal summer temperatures or colder than normal winter temperatures cause increased stress on cooling and heating equipment. Increased stress on equipment produces higher failure rates and therefore increased sales volume of replacement equipment. While Pameco manages its inventory on a national scale to mirror seasonal demands for its products, a dramatic shift in weather patterns (such as an especially mild winter or cool summer) in a particular region of the country could have a material adverse effect on the Company's business and results of operations. Further, end-users' demand for HVAC and refrigeration products is cyclical, and a significant percentage of the overall demand is related to new construction. This demand is influenced by many of the same national and regional economic and demographic factors which affect demand for durable consumer goods, including consumer confidence, interest rates, availability of financing, regional population, employment trends and general economic conditions. While management believes that the Company's national presence and focus on the repair and replacement market (where end-users' needs are often immediate and less discretionary) mitigate these risks, there can be no assurance that the Company will not experience future declines in sales due to weather patterns or an economic downturn or that such declines will not have a material adverse effect on the Company's business and results of operations. See "Business--The Industry."

DEPENDENCE ON SUPPLIER RELATIONSHIPS

  Pameco has been granted distribution rights for certain product lines in several of its geographic markets. The Company depends upon these distribution rights for a substantial portion of its business. However, a significant percentage of the Company's distribution arrangements with its suppliers are oral. Further, many of these distribution rights may be terminated by the supplier immediately or upon short notice. While management believes the Company maintains a close relationship with its supplier base, certain of these suppliers compete with the Company for new construction business and there can be no assurance that any or all suppliers will continue their current relationship with the Company. The termination or limitation by any key supplier of its relationship with the Company could have a material adverse effect on the Company's business and results of operations. The Company also relies upon its suppliers to provide quality products on a timely basis. See "--Competition." The failure of a significant supplier to furnish quality products on a timely basis for any reason could damage the Company's relationship with its customers and have a material adverse effect on its business and results of operations. See "Business--Suppliers and Customers."

COMPETITION

  Both the HVAC and refrigeration businesses are highly fragmented and very competitive. The Company's primary competitors include national and multi-regional companies, regional competitors that operate in a small number of states, OEMs and principally small, independent businesses with a limited number of local branches. Certain of the Company's competitors may have significantly greater financial resources than the Company. The primary areas of competition in the HVAC and refrigeration businesses include breadth and quality of product lines distributed, ability to fill orders promptly (particularly in the refrigeration business), technical knowledge of sales personnel, service and price. The Company believes that its ability to compete effectively is dependent upon its ability to respond to the needs of its customers through quality service and product availability. While home centers, hardware stores and direct mail order companies do not currently compete to a significant extent with the Company due to their limited ability to supply a wide range of products and provide comparable expert technical advice, the entrance of one or more of these companies into either of the Company's businesses could have a material adverse effect on the Company's business and results of operations. In the future, the Company may also face competition from deregulated utility companies selling directly to their customers, electrical/plumbing suppliers, organizations providing facility maintenance services and others selling products directly to consumers via the Internet. The entrance of any one or more of these types of entities into either of the Company's markets could have a material adverse effect on the Company's business and results of operations. See "Business--Competition."

INCREASED PRESENCE OF BUYING GROUPS

  Management believes that a portion of the Company's customer base has begun to consolidate into regional and national firms and buying groups in order to gain increased purchasing power and greater product consistency. While management believes this trend provides the Company with a significant opportunity to leverage regional and national sales, the increased buying power could create a competitive bidding process for the Company's products, thereby reducing the Company's margins. A significant reduction in the Company's margins could have a material adverse effect on the Company's business and results of operations. See "Business--Competition."

DEPENDENCE ON INFORMATION SYSTEMS

  The Company believes that its computer systems are an integral part of its business and growth strategies. The Company depends on its information systems to process orders, manage inventory and accounts receivable collections, purchase products, ship products among its branches on a timely basis, maintain cost-effective operations and provide superior service to its customers. The Company intends to purchase new supply chain software in fiscal 1998 in order to improve its inventory management. While the Company has taken precautions against certain events that could disrupt the operation of its information systems, there can be no assurance that such a disruption, including the failure of the new supply chain software to function properly, will not occur. Any such disruption could have a material adverse effect on the Company's business and results of operations. See "Business--Management Information Systems."

DEPENDENCE ON KEY ASSOCIATES; NEED FOR ADDITIONAL ASSOCIATES

  The Company's future performance depends to a significant degree upon the continued contributions of members of the Company's key management. While the Company has had recent success in retaining its key management associates, the loss of the service of any key management associates could have a material adverse effect on the Company's business and results of operations. The Company does not have employment agreements with any of its key management associates except for its Chief Executive Officer. See "Business--Associates" and "Management."

  The Company's management believes that Pameco's future success also depends upon its continuing ability to identify, attract, train and retain highly skilled regional managers and technical service representatives to advise and assist customers at its branches. Competition for such personnel is intense and there can be no assurance that the Company will be successful in retaining its existing regional managers and technical service representatives or attracting and assimilating additional technical service representatives. The inability of the Company to attract and retain such associates could have a material adverse effect on the Company's business and results of operations.

VALUATION OF INVENTORY

  At November 30, 1996, over 75% of the Company's assets (based on book value) consisted of inventory held for sale. While the Company's financial statements contain reserves for obsolescence and inventory shrinkage which management believes to be adequate, the obsolescence of a significant amount of inventory due to changes in customer preferences or technological improvements or the loss of a significant amount of inventory due to shrinkage could have a material adverse effect on the Company's business and results of operations.

RISKS OF BORROWING

  Following the Offering, the Company will have substantial borrowings under the Credit Facilities (as defined herein). In the future, the Company may incur additional indebtedness under the Credit Facilities or under additional facilities for working capital and to finance the acquisition of additional branches. Leverage increases the risk to the Company of any variations in its results of operations or any other factors affecting its cash flow or liquidity. In addition, the Credit Facilities bear, and future indebtedness may bear, interest at variable interest rates. Accordingly, increases in applicable interest rates may adversely effect the Company's business and results of operations.

CONTROL OF THE COMPANY BY INVESTOR GROUP

  Holders of the Class A Common Stock are entitled to one vote per share, while holders of the Class B Common Stock are generally entitled to ten votes per share. In addition, holders of the Class B Common Stock are entitled to elect all but two of the Company's directors. Immediately after consummation of the Offering, the Investor Group will beneficially own 97.2% of the outstanding shares of Class B Common Stock, and, together with the executive officers and directors of the Company as a group, will own in the aggregate 88.9% of the combined voting power (on a fully diluted basis).

  Although the Investor Group is not currently involved in the day-to-day operations of the Company, due to its ownership of substantially all the Class B Common Stock, the Investor Group will, immediately after consummation of the Offering, be able to elect a majority of the directors of the Company and therefore control and direct the policies of the Board. In addition, the Investor Group will be able to control the vote on almost all matters submitted to a vote of the Company's shareholders, including most extraordinary transactions such as mergers and sales of all or substantially all of the Company's assets. Control by the Investor Group may also discourage certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Class A Common Stock might have received a premium for their shares over then prevailing market prices.

  Shares of Class B Common Stock will only convert to shares of Class A Common Stock on election by the holder, transfer to a transferee who is not an Affiliate (as herein defined) of the holder, or on the date when the issued and outstanding shares of Class B Common Stock constitute less than ten percent of all issued and outstanding Common Stock. See "Description of Capital Stock-- Common Stock" and "Principal and Selling Shareholders."

ANTI-TAKEOVER CONSIDERATIONS

  The ownership positions of the Investor Group and the executive officers and directors of the Company as a group, together with the anti-takeover effects of certain provisions in the Company's Articles of Incorporation and Bylaws and the Company's adoption of both the "fair price" and "business combinations with interested stockholders" provisions of the Georgia Business Corporation Code (the "Georgia Code"), may have the effect of delaying, deferring or preventing a change of control of the Company, even if a change of control were in the shareholders' best interests. See "Description of Capital Stock--Certain Provisions of Georgia Law and the Company's Articles of Incorporation and Bylaws."

GOVERNMENT REGULATIONS

  HVAC and refrigeration systems are subject to various environmental statutes and regulations, including but not limited to laws and regulations implementing the Clean Air Act, relating to minimum energy efficiency standards of HVAC systems and the production, servicing and disposal of certain ozone-depleting refrigerants used in such systems. As the owner or lessee of a significant amount of real property, the Company is subject to a number of environmental statutes and regulations and could under certain circumstances be responsible for the acts or omissions of the prior owners or lessees of such property. The Company is also subject to regulations concerning the transport of hazardous materials, including regulations adopted pursuant to the Motor Carrier Safety Act of 1990. The Company may become subject to compliance with additional regulations, and there can be no assurance that the regulatory environment in which the Company operates will not change significantly in the future. See "Business--Government Regulations and Environmental Matters."

ABSENCE OF PRIOR PUBLIC MARKET

  Prior to the Offering, there has been no public market for the Company's Class A Common Stock. The Company intends to apply for listing of the Class A Common Stock on the New York Stock Exchange. Regardless of whether the Class A Common Stock is listed on the New York Stock Exchange, there can be no assurance as to the development or liquidity of any trading market for the Class A Common Stock or that the purchasers of the Class A Common Stock will be able to resell their shares at prices equal to or greater than the initial public offering price. The initial public offering price of the Class A Common Stock will be determined through negotiations with Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), The Robinson-Humphrey Company, Inc. ("Robinson-Humphrey") and Schroder Wertheim & Co. Incorporated (the "Representatives"). See "Underwriting" for the factors to be considered in determining the initial public offering price of the shares of Class A Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

  Immediately after completion of the Offering, the Company will have 7,858,680 shares of Common Stock outstanding, of which the 3,075,541 shares sold pursuant to the Offering will be freely tradable without restriction or further registration under the Securities Act, except those shares acquired by "affiliates" of the Company as that term is defined under the Securities Act. Holders of the remaining shares will be eligible to sell such shares pursuant to Rule 144 ("Rule 144") under the Securities Act at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144. The Company, its officers, directors and certain other shareholders including the Selling Shareholder, who collectively are the beneficial owners of an aggregate of 1,348,337 shares of Class A Common Stock and 3,983,846 shares of Class B Common Stock have agreed with the Underwriters, except with the prior written consent of DLJ, not to offer, sell, pledge, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of directly or indirectly any shares of Common Stock of the Company or any securities convertible into or exercisable or exchangeable for Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any Common Stock for a period of 180 days after the date of this Prospectus. Upon the expiration of such 180 day period, such holders will, in general, be entitled to dispose of their shares, although the shares of Common Stock held by affiliates of the Company will continue to be subject to the restrictions of Rule 144. In addition, the Company may issue shares of Class A Common Stock (and may consider filing a registration statement with respect to such shares) in connection with potential future business acquisitions and resales of such shares by the recipients. Shares so registered could be sold in the public market. No predictions can be made as to the effect, if any, that market sales of such shares or the availability of such shares for sale will have on the market price for shares of Class A Common Stock prevailing from time to time. Sales of substantial amounts of shares of Class A Common Stock in the public market following the Offering could adversely affect the market price of the Class A Common Stock and could impair the Company's future ability to raise capital through an offering of equity securities. See "Shares Eligible for Future Sale."

VOLATILITY OF MARKET PRICE

  After completion of the Offering, the market price of the Class A Common Stock could be subject to significant fluctuations due to variations in quarterly operating results and other factors, such as changes in general conditions in the economy or the financial markets, natural disasters or other developments affecting the Company or its competitors. In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance, and these broad fluctuations may adversely affect the market price of the Class A Common Stock.

IMMEDIATE AND SUBSTANTIAL DILUTION

  The purchasers of the shares of Class A Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value per share of Class A Common Stock from the initial public offering price. Based on an assumed initial offering price of $15.00 per share, as of November 30, 1996, such dilution, on a pro forma basis, would have been equal to $8.31 per share with respect to shares purchased pursuant to the Offering. See "Dilution."

ABSENCE OF DIVIDENDS

  The Company intends to retain its earnings to finance its growth and for general corporate purposes. Consequently, it does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's existing credit facilities, which will remain in place following consummation of the Offering, contain, and future financing agreements may contain, limitations on the payment of cash dividends and other distributions of assets. See "Dividend Policy" and "Description of Certain Indebtedness."

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offering are estimated to be approximately $40.9 million ($47.3 million if the Underwriters' over-allotment option is exercised in full) assuming an initial public offering price of $15.00 per share and after deduction of the estimated underwriting discount and other estimated offering expenses. The Company intends to use such net proceeds to repay all outstanding indebtedness to certain members and affiliates of the Investor Group, to repay approximately $28.1 million of the outstanding balance of its $100.0 million revolving credit line (the "Working Capital Facility"), and to repurchase 388,417 shares of Common Stock from certain shareholders, including members of the Investor Group, for an aggregate purchase price of approximately $1.7 million. The current outstanding balance of indebtedness to certain members and affiliates of the Investor Group is $16.1 million, and the Company expects the outstanding balance of such indebtedness to be $11.1 million immediately prior to the Offering. See "Certain Transactions."

  The indebtedness to be repaid to certain members and affiliates of the Investor Group consists of two separate loans. The first, which bears interest at the rate of 12.5%, matures on June 30, 1997, and was incurred in November 1996 for the purpose of redeeming all of the common and preferred stock of the Company owned by a former shareholder. The Company expects the outstanding balance of such indebtedness to be $6.6 million immediately prior to the Offering. The other indebtedness to be repaid to certain members and affiliates of the Investor Group bears interest at the prime rate (adjusted daily) and matures at September 1, 2001, and November 1, 2001, and has a current outstanding principal amount of $4.5 million. The Working Capital Facility expires on November 22, 2001, unless extended, and bears interest at LIBOR plus 2.25%. At February 28, 1997, this rate was equal to 7.69%. Upon application of the net proceeds from the Offering, the Company expects to have borrowings of approximately $45.6 million under the Credit Facilities and approximately $47.0 million of unused and available credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Certain Indebtedness."

  The Company will not receive any of the proceeds from the sale of shares of Class A Common Stock offered by the Selling Shareholder.

                                DIVIDEND POLICY

  The Company has not paid dividends on its Class A Common Stock, and the Board of Directors intends to continue a policy of retaining earnings to finance the Company's growth and for general corporate purposes and, therefore, does not anticipate paying any such dividends in the foreseeable future. In addition, the Company's Working Capital Facility contains, and future financing arrangements may contain, a minimum net worth covenant and limitations on the payment of any cash dividends or other distributions of assets, which covenants and limitations could restrict the Company's ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Certain Indebtedness."

                                   DILUTION

  As of November 30, 1996, the net tangible book value of the Company was approximately $11.7 million, or $2.34 per share of Common Stock. "Net tangible book value per share" is defined as the book value of tangible assets of the Company, less all liabilities (except the excess of acquired net assets over cost), divided by the number of outstanding shares of Common Stock. After giving effect to the Offering at an assumed initial public offering price of $15.00 per share, net of offering expenses and the underwriting discount, and the application of the net proceeds therefrom as described under "Use of Proceeds", the pro forma net tangible book value of the Company at November 30, 1996, would have been approximately $50.9 million, or $6.69 per share. This represents an immediate dilution of $8.31 per share to purchasers of shares in the Offering. The following table illustrates the per share dilution:

   Assumed initial public offering price per share...............       $15.00
     Net tangible book value before the Offering................. $2.34
     Increase per share attributable to new shareholders.........  4.35
                                                                  -----
   Pro forma net tangible book value per share after giving ef-
    fect to the Offering.........................................         6.69
                                                                        ------
   Dilution in net tangible book value per share to new share-
    holders......................................................       $ 8.31
                                                                        ======

  The following table sets forth with respect to the existing shareholders and the new shareholders in the Offering as of November 30, 1996, a comparison of the number of shares of Common Stock acquired from the Company, the percentage ownership of such shares, the total consideration paid, the percentage of total cash consideration paid and the average price per share.

                             SHARES PURCHASED  TOTAL CONSIDERATION
                             ----------------- ------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
Existing shareholders(1).... 4,611,583   60.6% $ 1,000,000    2.2%     $ .22
New shareholders............ 3,000,000   39.4   45,000,000   97.8      15.00
                             ---------  -----  -----------  -----
    Total................... 7,611,583  100.0% $46,000,000  100.0%
                             =========  =====  ===========  =====

---------------------
(1) Shares are net of 1,638,417 shares of Common Stock held by the Company as treasury stock.

  The foregoing table excludes 388,417 shares to be repurchased with a portion of the net proceeds of the Offering, 1,139,667 shares of Class A Common Stock reserved for issuance under the Employee Stock Option Plans pursuant to which options to purchase 833,813 shares will be outstanding upon the closing of the Offering, and 62,500 shares of Class A Common Stock reserved for issuance under the Non-Employee Directors Stock Option Plan pursuant to which options to purchase 50,000 shares will be outstanding upon the closing of the Offering. See "Management--Stock Incentive Plans." The table also excludes 62,500 shares of Class B Common Stock subject to an option held by Terfin. See "Certain Transactions."

                                CAPITALIZATION

  The following table sets forth the short-term debt, long-term debt and capitalization of the Company as of November 30, 1996, and as adjusted to give pro forma effect to the Offering at an assumed initial public offering price of $15.00 per share and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the selected financial data and Consolidated Financial Statements of the Company and the related notes thereto contained elsewhere in this Prospectus.

                                                     NOVEMBER 30, 1996
                                                ------------------------------
                                                  HISTORICAL       PRO FORMA
                                                --------------   -------------
                                                (IN THOUSANDS, EXCEPT SHARE
                                                   AND PER SHARE AMOUNTS)
Short-term debt:
  Current portion of capital lease obligations
   and other debt..............................  $         528    $         528
  Notes payable to affiliates..................         22,500              --
                                                 -------------    -------------
    Total short-term debt......................         23,028              528
Long-term notes payable to affiliates..........          4,500              --
Long-term debt and capital lease obligations...         34,570           22,370
Shareholders' equity:
  Preferred Stock, par value $1.00 per share,
   5,000,000 shares authorized; no shares
   issued and outstanding......................            --               --
  Class A Common Stock, par value $0.01 per
   share, 40,000,000 shares authorized;
   6,250,000 shares issued and outstanding
   (historical); 5,266,154 shares issued and
   outstanding (pro forma)(1)..................             63               53
  Class B Common Stock, par value $0.01 per
   share, 20,000,000 shares authorized; no
   shares issued and outstanding (historical);
   3,983,846 shares issued and outstanding (pro
   forma)(2)...................................            --                40
  Additional paid-in capital...................            937           41,757
  Retained earnings............................         19,837           19,837
                                                 -------------    -------------
                                                        20,837           61,687
  Less: treasury stock, at cost (1,250,000
   shares and 1,638,417 shares of Common Stock,
   respectively)...............................        (10,500)         (12,150)
                                                 -------------    -------------
    Total shareholders' equity.................         10,337           49,537
                                                 -------------    -------------
    Total capitalization including short-term
     debt......................................  $      72,435    $      72,435
                                                 =============    =============

---------------------
(1) Does not include 1,139,667 shares of Class A Common Stock reserved for issuance under the Employee Stock Option Plans pursuant to which options to purchase 833,813 shares will be outstanding upon the closing of the Offering and 62,500 shares of Class A Common Stock reserved for issuance under the Non-Employee Directors Stock Option Plan pursuant to which options to purchase 50,000 shares will be outstanding upon the closing of the Offering. See "Management--Stock Incentive Plans."
(2) Does not include 62,500 shares of Class B Common Stock subject to an option held by Terfin. See "Certain Transactions."

           SELECTED CONSOLIDATED FINANCIAL AND OTHER OPERATING DATA

  The following selected consolidated and other operating data of the Company are qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto and other financial data included elsewhere in this Prospectus. The financial data set forth below for each of the three years in the period ended February 29, 1996 and as of February 28, 1995 and February 29, 1996, have been derived from the audited Consolidated Financial Statements of the Company included elsewhere in this Prospectus. The financial data as of and for the year ended February 28, 1993 has been derived from audited consolidated financial statements of the Company not included in this Prospectus. The financial data for the year ended February 29, 1992 has been derived from the unaudited financial statements of the Company's previous owner not included in this Prospectus. The information at November 30, 1995 and 1996 and for the nine month periods then ended is unaudited, but in the opinion of the Company reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for such periods. These historical results are not necessarily indicative of the results that may be expected in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                  NINE MONTHS ENDED
                           YEAR ENDED   YEAR ENDED FEBRUARY 28,       YEAR ENDED    NOVEMBER 30,
                          FEBRUARY 29, ----------------------------  FEBRUARY 29, ------------------
                            1992(1)      1993      1994      1995      1996(2)      1995        1996
                          (UNAUDITED)                                                (UNAUDITED)
                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OTHER OPERATING DATA)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............    $327,166   $300,140  $338,034  $323,152    $334,537   $267,726  $297,139
Cost of products sold...     245,319    226,894   259,028   243,887     255,301    205,535   225,120
                            --------   --------  --------  --------    --------   --------  --------
 Gross profit...........      81,847     73,246    79,006    79,265      79,236     62,191    72,019
Warehousing, selling and
 administrative ex-
 penses.................      74,526     66,709    71,113    70,467      69,405     51,452    59,769
Amortization of goodwill
 (negative
 goodwill), net.........       2,467     (1,122)   (1,224)   (1,224)     (1,224)      (918)     (918)
Severance...............         --         --        --        --        1,230        --        --
                            --------   --------  --------  --------    --------   --------  --------
Operating income........       4,854      7,659     9,117    10,022       9,825     11,657    13,168
Interest expense, net...      16,853      3,570     4,593     4,818       4,732      3,550     3,519
Other income (expense)..      (1,440)      (898)      770       189        (482)       (59)      (20)
                            --------   --------  --------  --------    --------   --------  --------
Income (loss) before in-
 come taxes.............     (13,439)     3,191     5,294     5,393       4,611      8,048     9,629
Provision (benefit) for
 income taxes...........         408      4,550       585       575      (1,403)     1,433     1,862
                            --------   --------  --------  --------    --------   --------  --------
Net income (loss).......     (13,847)    (1,359)    4,709     4,818       6,014      6,615     7,767
Redeemable preferred
 stock
 dividends..............         --         --        621       547         520        395       424
                            --------   --------  --------  --------    --------   --------  --------
Net income (loss)
 applicable to common
 shareholders(3)........    $(13,847)   $(1,359)   $4,088    $4,271      $5,494     $6,220    $7,343
                            ========   ========  ========  ========    ========   ========  ========
Net income (loss) per
 share(3)(4)............                 $(0.21)    $0.62     $0.65       $0.85      $0.94     $1.12
                                       ========  ========  ========    ========   ========  ========
Weighted average shares
 outstanding(3).........                  6,608     6,608     6,608       6,487      6,608     6,535
                                       ========  ========  ========    ========   ========  ========
PRO FORMA
 (UNAUDITED)(5):
Interest expense, net...                                                 $2,684                 $903
                                                                       ========             ========
Net income..............                                                 $8,178               $8,246
                                                                       ========             ========
Net income per
 share(6)...............                                                  $0.87                $0.87
                                                                       ========             ========
Weighted average shares
 outstanding(6).........                                                  9,379                9,427
                                                                       ========             ========
OTHER OPERATING DATA:
Same branch sales growth
 percentage(7)..........                              0.7%      2.6%        4.7%       2.3%      8.7%
Number of branches(8)...                              265       245         241        242       250
Sales per associate(9)..                         $281,000  $295,000    $309,000   $247,000  $251,000

                                      See accompanying notes on following page.

                                             FEBRUARY 28,                        NOVEMBER 30,
                         FEBRUARY 29, --------------------------- FEBRUARY 29, -----------------
                           1992(1)      1993      1994     1995       1996       1995     1996
                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash
 equivalents............   $    918   $    258  $    133 $    120   $    115   $    108 $    119
Total current assets....    108,028    114,281   120,008  121,583    113,637    116,486  123,757
Total assets............    218,878    115,951   122,512  124,964    119,167    120,582  136,497
Long-term debt,
 including current
 portion................    159,323     27,415    31,051   31,212     34,428     40,235   35,098
Debt to affiliates......        --      17,500    13,500   13,500      7,500      8,500   27,000
Redeemable preferred
 stock..................        --       4,000     4,000    4,000      4,000      4,000      --
Total liabilities.......    215,411    116,310   118,783  116,964    105,673    106,075  126,160
Total shareholders'
 equity (deficit).......      3,467       (359)    3,729    8,000     13,494     14,507   10,337

---------------------
(1) Derived from the consolidated financial statements of MLX, Pameco's former owner. MLX operated on a calendar year end, accordingly, these amounts have been adjusted as if MLX's accounting year end was February 29.
(2) Excluding such charge for severance, pro forma net income and net income per share would have been $6.5 million and $1.00, respectively.
(3) Computed on the basis described in Note 2 to the Consolidated Financial Statements of Pameco.
(4) If the acquisitions of Sid Harvey and Chase had occurred on March 1, 1995, the pro forma net income and net income per share would have been approximately $6.6 million and $6.8 million and $1.07 and $1.10 for the nine month periods ended November 30, 1995 and 1996, respectively. The pro forma adjustments for the acquisitions are based upon available information and certain assumptions that management believes are reasonable. The adjustments to the historical data reflect the following:
    (i) general and administrative costs were increased to reflect the incremental amount of general and administrative costs Pameco estimates it would have incurred over the applicable time period; (ii) interest expense assuming Pameco financed the acquisitions at a rate of 7.3%--Pameco's weighted average borrowing rate; (iii) amortization of the excess of cost over acquired net assets; (iv) income taxes on the earnings of the acquirees have been adjusted to reflect Pameco's effective tax rate and;
    (v) the income tax effect of such pro forma adjustments.
(5) The pro forma interest expense (net), net income, net income per share and weighted average shares outstanding gives effect to the sale of 3,000,000 shares of Class A Common Stock by Pameco at an assumed initial public offering price of $15.00 per share and the application of the net proceeds therefrom to repay approximately $39.2 million in short-term and long-term debt as if such issuance had occurred at the beginning of the period (or the date of issuance of, if later), the related reduction in interest expense and the repurchase of 388,417 shares of the Company's common stock. See "Use of Proceeds."
(6) Pro forma net income per share was computed using the weighted average number of common and common equivalent shares outstanding as described above, and takes into account the reduction in interest expense from the repayment of short-term and long-term debt of $39.2 million with proceeds of the Offering as if such shares had been issued and repayment had occurred at the beginning of the fiscal period, (or the date such debt was incurred, later), and the repurchase of 388,417 shares of the Company's common stock. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock and common stock equivalents issued at prices below the assumed Offering price per share ("cheap stock") during the twelve month period immediately preceding the initial filing date of the Company's Registration Statement for its public offering have been included as outstanding for all periods presented (using the treasury stock method at the assumed initial public offering price).
(7) Same branch sales growth percentage was calculated based on sales for locations open at least 24 consecutive months as of the end of each reported period. The data for 1994 and 1995 is presented on a calendar year basis, which is the only data available to the Company.
(8) The number of branches discloses the average number of branches open during the period.
(9) Sales per associate have been calculated by dividing net sales by the average number of associates employed during the period. The average number of associates was determined by dividing the sum of the number of associates at the end of each month in the period by the number of months in the period.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

GENERAL

  Pameco is one of the largest distributors of HVAC and refrigeration products in the United States, with predecessor corporations dating back to 1931. The Company stocks more than 65,000 SKUs to service more than 45,000 customers through a national network of 297 branches in 44 states and Guam located in 76 of the top 100 SMSAs in the country.

  The Company derives its revenue primarily from two sources: (i) the sale of HVAC parts and equipment and (ii) the sale of refrigeration parts and equipment. In fiscal 1996, the Company's HVAC business generated approximately 54.0% of its revenues, while the refrigeration business generated the balance. In fiscal 1996, the Company sold 80.0% of its products to the higher margin repair and replacement market with the remaining 20.0% of its revenues generated from the new construction and installation market. Growth in revenue is dependent on several factors, including the life cycle and average use of HVAC and refrigeration equipment, the number of suitable acquisition candidates, fluctuations in weather and general economic conditions.

  In March 1996, Pameco hired a new Chief Executive Officer with extensive experience in directing sales growth and acquisitions. Since then, the Company has achieved same store sales growth of 8.7% and has completed three acquisitions pursuant to which it acquired 59 branches in ten states.

  The Company has historically financed its acquisitions, new branch openings and capital expenditures through internally generated cash flow and borrowings under its credit facilities. During the initial phase of an acquisition or new branch opening, the Company typically incurs expenses related to installing or converting information systems, training employees and other reconfiguring activities. In addition, in larger acquisitions, such as the Sid Harvey transaction, the Company may incur additional expenses in connection with the closure of redundant branches. The Company has accounted for its acquisitions under the purchase method of accounting.

SEASONALITY

  The Company's operating results vary significantly from quarter to quarter. Sales increase during the warmer months beginning in April and peak in the months of June, July and August. Historically, the Company has recorded approximately 33% of its sales and greater than 80% of its annual operating earnings in the second fiscal quarter. See "--Quarterly Financial Results."

  Sales of HVAC and refrigeration equipment and replacement components are also affected by weather patterns and seasonal equipment start-ups. Warmer than normal summer temperatures or colder than normal winter temperatures cause increased stress on cooling and heating equipment. Increased stress on equipment produces higher failure rates and therefore increased sales volume of replacement equipment. Start-up modes for inactive equipment also produce higher failure rates and an increase in replacement business on a seasonal basis. Management believes the Company's national branch coverage mitigates much of the risk associated with regional or local weather patterns.

SELECTED QUARTERLY OPERATING RESULTS

  The following table sets forth certain unaudited consolidated financial data for the seven fiscal quarters through November 30, 1996. This data has been derived from the Consolidated Financial Statements of the Company and, in the opinion of management, includes all adjustments necessary for a fair presentation in accordance with generally accepted accounting principles. The Company's revenues and operating results have historically fluctuated from quarter to quarter, and the Company expects that they will continue to do so in the future. These fluctuations have been caused by a number of factors, including seasonal customer demand (principally due to the effects of weather), general economic conditions in the Company's markets, the timing of acquisitions and the effectiveness of integrating acquired businesses. The Company's results of operations for a particular quarter are not necessarily indicative of the results of operations for any future period.

                                    FISCAL 1996                       FISCAL 1997
                         ------------------------------------  ---------------------------
                         MAY 31,  AUG. 31,  NOV 30,  FEB. 29,  MAY 31,  AUG. 31,  NOV. 30,
                          1995      1995     1995      1996     1996      1996      1996
                         -------  --------  -------  --------  -------  --------  --------
                                      (IN THOUSANDS EXCEPT PERCENTAGES)
Net sales............... $80,160  $108,738  $78,828  $66,811   $94,327  $118,126  $84,686
 Cost of products sold..  61,754    83,446   60,335   49,766    72,314    88,698   64,108
                         -------  --------  -------  -------   -------  --------  -------
Gross profit............  18,406    25,292   18,493   17,045    22,013    29,428   20,578
 Gross profit
  percentage............    23.0%     23.3%    23.5%    25.5%     23.3%     24.9%    24.3%
 Warehousing, selling
  and administrative
  expenses..............  16,494    16,888   17,152   17,647    19,440    20,336   19,075
 Warehousing, selling
  and administrative
  expenses as a
  percentage of net
  sales.................    20.6%     15.5%    21.8%    26.4%     20.6%     17.2%    22.5%
 Severance..............     --        --       --     1,230       --        --       --
                         -------  --------  -------  -------   -------  --------  -------
Operating income
 (loss).................   1,912     8,404    1,341   (1,832)    2,573     9,092    1,503

  Gross profit percentage for the first three quarters of fiscal 1997 increased from the comparable quarters in fiscal 1996 due to a shift to higher margin products and less discounting at point-of-sale purchases. Warehousing, selling and administrative expenses as a percentage of net sales, excluding a charge for severance in the quarter ending February 29, 1996, increased in the fiscal quarters ending August 31, 1996 and November 30, 1996 as compared to the corresponding quarters in the previous year due to an increase in freight costs and the addition of sales associates.

RESULTS OF OPERATIONS

  The following table sets forth certain consolidated historical operating information for the Company, as a percentage of total sales, for the periods indicated:

                                         YEARS ENDED         NINE MONTHS ENDED
                                      FEBRUARY 28 OR 29,       NOVEMBER 30,
                                     ----------------------  ------------------
                                      1994    1995    1996     1995      1996
                                                                (UNAUDITED)
Net sales..........................   100.0%  100.0%  100.0%    100.0%    100.0%
 Cost of products sold.............    76.6    75.5    76.3      76.8      75.8
                                     ------  ------  ------  --------  --------
Gross profit.......................    23.4    24.5    23.7      23.2      24.2
 Warehousing, selling and adminis-
  trative expenses.................    20.7    21.4    20.4      18.9      19.8
Severance..........................     0.0     0.0     0.4       0.0       0.0
                                     ------  ------  ------  --------  --------
Operating income...................     2.7     3.1     2.9       4.3       4.4
 Interest expense, net.............     1.3     1.5     1.4       1.3       1.2
 Other income (expense)............     0.2     0.1    (0.1)      0.0       0.0
                                     ------  ------  ------  --------  --------
Income before income taxes.........     1.6     1.7     1.4       3.0       3.2
Provision (benefit) for income tax-
 es................................     0.2     0.2    (0.4)      0.5       0.6
                                     ------  ------  ------  --------  --------
Net income.........................     1.4%    1.5%    1.8%      2.5%      2.6%
                                     ======  ======  ======  ========  ========

NINE MONTHS ENDED NOVEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED NOVEMBER 30, 1995

  Net Sales. Net sales for the nine month period ended November 30, 1996 increased 11.0% to $297.1 million from $267.7 million during the same period in the previous year. Excluding the effect of acquisitions, net sales in the nine month period ended November 30, 1996 increased 8.3% to $289.9 million from $267.7 million during the same period in the previous year. All product lines shared in the sales increase with the exception of the refrigerant product line. Refrigerant sales continued to decline during this period due to the shift from higher priced chlorofluorocarbon ("CFC") refrigerants during the same period in the previous year. All product lines shared in the sales increase with the exception of the refrigerant product line. Refrigerant sales continued to decline during this period due to the shift from CFC-based refrigerants, the manufacture of which is banned by the Montreal Protocol, to less expensive non-CFC refrigerants. Sales of all refrigerants decreased $1.5 million, or 3.9%, for the nine months ended November 30, 1996, compared to the same period in the prior year, although the unit sales of refrigerant increased.

  Gross Profit. Gross profit during the nine months ended November 30, 1996 increased 15.8% to $72.0 million from $62.2 million during the same period in the previous year. Excluding the effect of acquisitions, gross profit in the nine month period ended November 30, 1996 increased 12.8% from the same period in the previous year. The increase was due to a combination of the aforementioned sales increases, a shift in sales from lower margin lines to higher margin lines and less discounting to customers at the point-of-sale. The gross profit percentage increased to 24.2% during the nine month period ended November 30, 1996 as compared to 23.2% during the same period in the previous year. The increase in gross profit percentage occurred due to a sales shift from lower margin to higher margin lines, less discounting to customers at the point-of-sale and improved terms from suppliers.

  Warehousing, Selling and Administrative Expenses. Warehousing, selling and administrative expenses during the nine month period ended November 30, 1996 increased 16.6% to $58.9 million from $50.5 million during the same period in the previous year. Excluding the effect of acquisitions, warehousing, selling and administrative expenses in the nine month period ended November 30, 1996 increased 13.4% from the same period in the previous year. This increase was primarily due to increased distribution and selling costs related to increased sales. Salaries and wages also increased as the Company added to its sales force. Excluding the effect of acquisitions, the Company added 73 associates from 1995 to 1996.

  Operating Income. Operating income during the nine month period ended November 30, 1996 increased 13.0% to $13.2 million from $11.7 million during the same period in the previous year. Excluding the effect of acquisitions, operating income in the nine month period ended November 30, 1996 increased 9.6% from the same period in the previous year. This increase was primarily due to increased sales volume at higher gross profit percentages.

  Interest Expense. Interest expense during the nine month period ended November 30, 1996 decreased to $3.5 million as compared to $3.6 million for the same period in the previous year. The Company successfully completed a refinancing of the Credit Facilities, including the addition of the Securitization Program (as defined herein), in early 1996, lowering the rate of interest that it pays on its debt. See "Description of Certain Indebtedness." The Securitization Program involved a sale of assets; therefore, approximately $28.0 million of accounts receivable and related debt are not reflected on the Company's balance sheet at November 30, 1996. The Company also refinanced its subordinated debt in early 1996, achieving lower rates of interest in the process. Interest expense, which includes interest incurred under the Securitization Program, decreased despite a $12.3 million increase in average borrowings, which includes amounts borrowed under the Securitization Program that are not reflected on the balance sheet. The average rate of interest on all debt for the nine months ended November 30, 1996 was 8.2% as compared to 10.6% for the same period in the previous year.

  Income Taxes. The effective tax rate during the nine months ended November 30, 1996 was 19.3% compared to 17.8% during the same period in the previous year. This rate is the result of the Company's use of alternative minimum tax ("AMT") credits and negative goodwill amortization, which is not taxable.

YEAR ENDED FEBRUARY 29, 1996 COMPARED TO YEAR ENDED FEBRUARY 28, 1995

  Net Sales. Net sales during the year ended February 29, 1996 increased 3.5% to $334.5 million from $323.2 million during the previous year. In 1996 the Company completed the closure of its unprofitable branches and turned its focus to increasing Company revenues. Net sales for branches that were open at the beginning and end of both years increased 4.7%.

  A net sales increase of 8.7% was generated in the HVAC equipment segment which offset flat revenue growth in the refrigeration segment and a continued decline in refrigerant revenues of 7.3%. Net sales of supplementary parts and components increased 7.3% as the Company increased the level of this type of product stocked at the branches in 1996.

  Gross Profit. Gross profit during the year ended February 29, 1996 decreased to $79.2 million from $79.3 million during the previous year. The shift of net sales into a higher mix of HVAC equipment, which typically has lower gross profit margins than refrigeration equipment, put pressure on gross profits. The gross profit percentage declined to 23.7% during the year ended February 29, 1996 as compared to 24.5% during the previous year.

  Warehousing, Selling and Administrative Expenses. Warehousing, selling and administrative expenses during the year ended February 29, 1996 increased 0.2% to $69.4 million from $69.2 million during the previous year. In 1996, such expenses included a non-recurring charge of $1.2 million for severance related to the replacement of the former Chief Executive Officer of the Company. Net of the non-recurring charge, expenses decreased $1.0 million. The decrease was primarily due to efficiencies realized through the consolidation of management information systems and centralization of administrative functions completed in May, 1995.

  Operating Income. Operating income during the year ended February 29, 1996 decreased to $9.8 million from $10.0 million during the same period in the previous fiscal year. In 1996, operating income included a non-recurring charge of $1.2 million as discussed above. Excluding the effect of such charge, operating income increased 10.3% to $11.1 million during fiscal 1996, and the Company's operating margin increased to 3.3% as compared to 3.1% during the previous year.

  Interest Expense. Interest expense during the year ended February 29, 1996 decreased to $4.7 million from $4.8 million during the same period in the previous year. Average borrowings declined by $2.2 million during that period. In March 1995, the Company negotiated a reduction in the interest rate on the Credit Facilities and achieved lower rates of interest to offset the 1.2% increase in the prime rate during this period. The Credit Facilities were used to pay down some of the higher rate subordinated debt.

  Income Taxes. The income tax provision for the year ended February 29, 1996 was a benefit of $1.4 million compared to a provision of $575,000 during the same period in the previous year. The Company recorded a $1.8 million deferred tax asset in 1996 in accordance with Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes."

YEAR ENDED FEBRUARY 28, 1995 COMPARED TO YEAR ENDED FEBRUARY 28, 1994

  Net Sales. Net sales during the year ended February 28, 1995 decreased 4.4% to $323.2 million from $338.0 million during the previous year. The Company closed 24 branches during 1994 and seven branches in 1995. The strategic focus was directed towards cost reduction and profitability, resulting in a reduction in the size of the Company's sales force and closure of unprofitable branches.

  Gross Profit. Gross profit during the year ended February 28, 1995 increased to $79.3 million from $79.0 million during the previous year. Gross profit percentage increased to 24.5% during the year ended February 28, 1995 from 23.4% during the previous year. The increase in gross profit percentage was attributable, in part, to the Company's focus on more profitable sales and the move away from large, low profit percentage bid jobs.

Gross profit percentage also increased due to enhancements to the Company's systems for controlling inventory, which resulted in a reduction of inventory shrinkage.

  Warehousing, Selling and Administrative Expenses. Warehousing, selling and administrative expenses during the year ended February 28, 1995 decreased $600,000 to $70.5 million from $71.1 million during the previous year. This decrease was due to the elimination of costs associated with the closure of 24 branches in 1994. The Company also completed most of the consolidation of its administrative functions, historically located in several offices throughout the country, into one central location. Through the combination of branch reductions, sales force reductions and administrative centralization, the Company eliminated 110 associates from 1994 to 1995.

  Operating Income. Operating income during the year ended February 28, 1995 increased 9.9% to $10.0 million from $9.1 million during the previous year. This increase was a result of the sale of higher margin products and a decrease in warehousing, selling and administrative expenses. The Company's operating margin increased to 3.1% during the fiscal year ended February 28, 1995 as compared to 2.7% during the previous year.

  Interest Expense. Interest expense during the year ended February 28, 1995 increased to $4.8 million from $4.6 million during the previous year. The Company's average borrowings decreased $1.3 million during this period. The increase in interest expense was attributable to a 1.5% increase in the average prime rate in 1995 from 1994.

  Income Taxes. The income tax provision during the year ended February 28, 1995 decreased to $575,000 from $585,000 in the same period in 1994.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's liquidity needs arise from seasonal working capital requirements, capital expenditures, interest and principal payments on debt obligations and acquisitions. The Company has historically met its liquidity and capital investment needs with internally generated funds and borrowings under the Credit Facilities. For the nine months ended November 30, 1996, cash from operating activities was $23.3 million compared to $2.7 million of cash used in operating activities for the nine months ended November 30, 1995. The increase in cash flows from operating activities was primarily due to the sale of a substantial portion of the Company's accounts receivable under the Securitization Program. See "Description of Certain Indebtedness." Net cash used in investing activities was $28.9 million for the nine months ended November 30, 1996, compared to $840,000 for the nine month period ended November 30, 1995. The increase in cash used in investing activities was primarily due to the acquisition of the net assets of Sid Harvey and Chase and, to a lesser extent, increases in capital expenditures. For the nine months ended November 30, 1996, cash provided by financing activities was $5.7 million ($3.5 million for the nine months ended November 30, 1995), reflecting the net cash effect of the financing required for the Sid Harvey and Chase acquisitions, as well as the repurchase of common stock and preferred stock held by Generale Frigorifique SA ("GFF").

  The Company's working capital decreased to $45.4 million at November 30, 1996 from $62.4 million at February 29, 1996, due principally to the sale of the Company's accounts receivable as part of the Securitization Program (such decrease being partially offset by an increase in working capital of $20.7 million due to the Sid Harvey and Chase acquisitions).

  At November 30, 1996, the Company had borrowings of $62.3 million under the Credit Facilities, of which $13.8 million was unused and available. The Company's senior indebtedness consists of the Working Capital Facility and the Securitization Program (collectively, the "Credit Facilities"). The Securitization Program is an off-balance sheet arrangement that provides for the transfer and sale of accounts receivable to a special purpose corporation that issues commercial paper on the Company's behalf. The weighted average interest rate on the Credit Facilities at November 30, 1996 was 7.3%. This rate fluctuates with the commercial paper and LIBOR rates. The Credit Facilities expire in November 2001 and have no principal payment requirements prior to that date. The Company intends to repay a portion of the Working Capital Facility with the net proceeds of the Offering. See "Use of Proceeds." Following consummation of the Offering, the Company expects to have available approximately $47.0 million of unused credit under the Credit Facilities. See "Description of Certain Indebtedness."

  In addition to the Credit Facilities, at November 30, 1996, the Company had $27.0 million of indebtedness to certain members and an affiliate of the Investor Group, all of which will be repaid from the proceeds of the Offering. See "Use of Proceeds."

  The Company's capital expenditures, excluding acquisitions, for the nine months ended November 30, 1996 were $1.5 million as compared to $875,000 for the nine months ended November 30, 1995. Such capital expenditures were primarily for branch and distribution center leasehold improvements, forklifts and delivery vehicles and computer equipment and software. Prior to fiscal 1997, the Company limited capital expenditures while it closed certain branches. The increase in such expenditures reflects the necessary investments in fixed assets to position the Company for its growth plans. Capital expenditures for fiscal 1998 are expected to total approximately $2.6 million. Substantially all of the increase over fiscal 1997 is due to the Company's planned investment in supply chain software and capital expenditures for newly acquired branches.

  Management believes that, following the Offering, the Company will have adequate resources and liquidity to meet its borrowing obligations, fund all required capital expenditures and pursue its business strategy for existing operations. However, the Company may require additional funding in order to pursue significant acquisition opportunities. Future acquisitions may be financed by bank borrowings, public offerings or private placements of equity or debt securities or a combination of the foregoing. Such financings may require the consent of the Company's existing lenders. There can be no assurance that the Company will be able to obtain such funds to finance significant future acquisitions or that the consent of its lenders to obtain such funding will be forthcoming. Acquisitions funded by the issuance of equity securities could result in substantial dilution to the Company's then existing shareholders.

INFLATION

  The rate of inflation as measured by changes in the average consumer price index has not had a material effect on the sales or operating results of the Company. However, inflation in the future could affect the Company's operating costs.

                                   BUSINESS

OVERVIEW

  Pameco is one of the largest distributors of heating, ventilation and air conditioning ("HVAC") systems and equipment and refrigeration products in the United States, with predecessor corporations dating back to 1931. The Company stocks more than 65,000 SKUs to service more than 45,000 customers through a national network of 297 branches in 44 states and Guam located in 76 of the top 100 SMSAs in the country. The Company's products include a complete range of central air conditioners, heat pumps, furnaces and parts and supplies for the residential market, and condensing units, compressors, evaporators, valves, walk-in coolers and ice machines for the commercial market. In fiscal 1996, the Company's HVAC business generated approximately 54.0% of its revenues, while the refrigeration business generated the balance. In fiscal 1996, Pameco derived over 80.0% of its revenues from the repair and replacement market, which is higher margin and less cyclical than the new construction market due to end-users' needs for immediate service and expert technical advice. The new construction market generated the balance of Pameco's revenues. Management believes that Pameco is the only company in the United States which offers a complete line of HVAC and refrigeration products on a significant scale on a nationwide basis.

  Pameco attributes its leadership position in the HVAC and refrigeration industries primarily to its operating philosophy. The Company emphasizes personalized customer service and convenient "one-stop" shopping to meet each customer's total needs at the local and national level. The Company's technical service representatives, who provide customers with expert technical advice in diagnosing problems and recommending solutions, are an essential element of the Company's customer service. Pameco operates under a centralized management structure and offers substantial incentive compensation to its executive officers and division and branch managers. Additionally, the Company believes that its size, its financial resources and its position as a national distributor of HVAC and refrigeration products allow it to provide superior customer service by offering immediate access to a complete product line of equipment, parts and supplies through its 297 branches and six regional distribution centers.

  The Company's strategic objective is to continue to grow profitably in both existing and new markets through the acquisition of branches and the opening of new branches, as well as through increasing sales and profitability at existing branches. The Company began an active acquisition program in 1996 to capitalize on consolidation opportunities presented by the substantial size and highly fragmented ownership structure of the HVAC and refrigeration markets. Management believes Pameco is well-positioned to take advantage of this fragmentation given the Company's breadth of product offerings, its national presence and its proven ability to acquire and integrate new branches, as demonstrated by its recent acquisitions. The Company's acquisition strategy is to acquire profitable distribution businesses with well-developed market positions and desirable supplier franchises. The Company has focused and will continue to focus principally on acquisitions in geographic areas not currently served by the Company, with the goal of achieving greater geographic diversification and adding product lines, customers and associates. Pameco will also pursue opportunities to strengthen its position in existing markets by acquiring new branches within existing geographic markets.

THE INDUSTRY

  Based upon an industry report, management estimates that sales in the residential heating and cooling equipment and commercial refrigeration markets (excluding product markets in which the Company does not compete) totaled approximately $8.1 billion and $2.8 billion, respectively, in 1996. The combined $10.9 billion industry includes equipment, parts and supplies distributed by wholesalers and by OEMs' captive distribution arms, but excludes HVAC systems sold for use in large commercial projects and refrigeration products sold in the residential market. Companies engaging in the HVAC and refrigeration repair and replacement markets sell their products primarily through local branches for their customers' convenience and timely access to products. Management estimates that there are 8,100 HVAC and refrigeration distributors in the United States operating from approximately 11,000 locations nationwide. Management believes that a significant percentage of these distributors are small, owner-operated businesses operating in single geographic areas and providing a more limited range of products and services. Based upon the industry report and the Company's fiscal 1997 revenues, management estimates that Pameco's cumulative U.S. market share in its industry sectors is between three and four percent and that no independent distributor has a significantly greater share of this combined market on a nationwide basis.

  Given the fragmentation of the market, management believes that the Company's industry is well-positioned for consolidation. In particular, management believes that many of the smaller distributors in its industry are finding it increasingly difficult to compete in the current market because they generally lack the financial resources of larger entities and thus are unable to offer broad product lines and multiple brands and may not possess sophisticated inventory management and control systems necessary to operate multiple branches effectively or the ability to invest significant resources in the information technology necessary to improve inventory flow. In addition to the trend toward consolidation, management believes other important trends within the industry include: (i) an increased presence of large customer buying groups, forcing a competitive bidding process, while creating opportunities to sell to new and large national accounts; (ii) the increased importance of immediate availability of products; (iii) the attempt by many of the smaller distributors to identify exit strategies for their business and
(iv) the proliferation of products and parts.

  HVAC and refrigeration systems share many of the same characteristics, including related markets, similar service requirements, including the need for immediate availability of parts and supplies, common parts (such as compressors) and often the same customers. According to Pameco's customer surveys, most of the Company's customers provide both HVAC and refrigeration repair and replacement services. Both HVAC and refrigeration customers also require expert technical assistance in diagnosing problems and conceiving solutions.

 HEATING, VENTILATION AND AIR CONDITIONING

  Based upon an industry report, management estimates that sales in the residential heating and cooling equipment industry totaled approximately $8.1 billion in 1996 (excluding product markets in which the Company does not compete) and have been growing at an annual rate of approximately seven to eight percent. This growth was driven primarily by accelerated replacement demand, due to an aging stock of existing homes which have antiquated heating and cooling systems, aftermarket growth stimulated by federal efficiency standards, increasing export demand, improved pricing stability for energy sources and increased demand for integrated comfort air conditioning systems.

  The HVAC product distribution industry is highly fragmented. Management estimates that there are approximately 5,300 HVAC distributors in the United States operating from 7,600 locations, most of which are smaller, local distributors. As a result of their smaller size, many of the local or regional distributors generally lack the purchasing power of larger entities, may lack the resources to offer broad product lines and multiple brands, may not possess sophisticated inventory management and control systems necessary to operate multiple branches effectively and may not be able to invest significant resources in technology which is necessary to improve inventory flow. Further, the Company believes that a majority of independent distributors focus on a particular size or type of customer or a particular product line. The Company believes that the growing recognition of the high costs and operational inefficiencies associated with purchasing HVAC products from these smaller distributors has increased market demand for alternative methods of distribution. As one of the largest independent HVAC wholesalers, and a leader in the movement toward industry consolidation, management believes that Pameco is well positioned to take advantage of these trends.

  Residential and light commercial HVAC products are sold to the repair and replacement and new construction markets. The repair and replacement market has increased substantially over the past ten years as a result of the aging of the installed base of HVAC products, the introduction of new energy-efficient models and the upgrading of many existing buildings and homes to central heating and air-conditioning. The Company anticipates the repair and replacement market for HVAC parts and equipment will continue to expand even further, as a large number of heating and cooling products installed in the housing booms of the 1970s and 1980s become outdated or reach the end of their useful lives. The typical service life for equipment such as that marketed by the Company ranges from eight to 15 years, depending upon the type of equipment, the volatility of local weather patterns and installation location. In addition, management believes the growth of the repair and replacement market for HVAC products may be spurred further by consumers' desire to replace older systems with more technologically advanced, efficient models in order to conserve energy and take advantage of the increasing number of utility companies offering incentive programs to replace older equipment.

  In certain markets, some manufacturers compete directly with wholesale distributors for HVAC equipment sales. These manufacturers maintain their own branches and a dedicated sales force to distribute HVAC equipment and parts directly to contractors and service technicians. Manufacturer-owned branches typically feature product offerings centered around the manufacturers' equipment and target a particular customer base.

 REFRIGERATION

  Based upon an industry report, management estimates that the U.S. market for commercial refrigeration products (excluding product markets in which the Company does not compete) totaled approximately $2.8 billion in 1996. The same report estimates that nationwide demand for commercial refrigeration equipment will increase approximately five to six percent annually through the year 2001. Although the commercial refrigeration equipment industry is growing at a slower rate than the HVAC market, refrigeration products generate higher margins due to the frequent immediate need for repair and the technical expertise required in this sector. The refrigeration equipment distribution industry is a mature market, consisting of a large number of repeat purchases, little product differentiation, limited technological innovation and heavy reliance upon suppliers and distributors. Demand for commercial refrigeration equipment derives from a variety of sources, including food and beverage services and various medical storage operations.

  Sales of new refrigeration equipment are typically made by OEMs through their dedicated sales forces. Sales in the repair and replacement market are typically made by wholesalers and distributors, which have the ability to deliver a wide variety of products on an immediate basis. In certain situations, OEMs have determined that independent distributors can better service the needs of their small and local customer base. In these instances, OEMs have worked with wholesalers to establish programs that enable wholesalers to profitably address the needs of these customers. Other manufacturers continue to maintain their own sales force.

  While normal replacement of aging equipment and new commercial construction activity principally determine the sales of new refrigeration equipment, increased demand for refrigeration products could also be driven by end-users' desire to replace equipment containing CFCs, remodeling due to upgrades and the sale of new specialty applications. Regulations established at the Montreal Protocol in 1992 required the phase-out of CFC refrigerant products by 1995. Accordingly, management believes that a significant portion of the installed commercial refrigeration systems in the United States are CFC-based and will have to be replaced or retrofitted by systems which use non-CFC refrigerants over the next two decades. Thus, management believes demand for replacement parts and supplies should remain strong for the near- to medium-term, regardless of economic conditions.

  Repair, replacement and maintenance of refrigeration systems depends to a large extent on their use and the systems' "mean time between failures" ("MTBF"). As a result of improvements in design and production, the MTBF for many new models has been extended by one to two years. However, the large installed base in the United States requires extensive service and repair. Many of the systems currently in place were installed during the construction booms of the 1970s and 1980s; consequently, these systems are not likely to be completely replaced for some period. Instead, these systems will require regularly scheduled maintenance and repair, where margins are higher. Unlike the demand for HVAC systems, which is seasonal in nature, sales of refrigeration replacement parts and equipment tend not to be influenced significantly by seasonal fluctuations, due to the perishable nature of the goods being stored.

  While the commercial refrigeration equipment market is expected to grow at a five percent annual rate, the market for refrigerants is expected to remain flat in volume terms and to decline in dollar terms, due to recent environmental initiatives regarding the production and use of CFCs. See "-- Government Regulations and Environmental Matters." Nevertheless, as discussed above, the broad decline in CFC-based product demand is expected to be partially offset by an expansion of the market for non-chlorine based fluorochemicals as manufacturers and customers replace older, CFC-based equipment and refrigerants with new non-CFC alternatives.

BUSINESS STRATEGY

  The Company has invested considerable time and resources building its national reputation and leveraging the goodwill of local branches that the Company has developed or acquired. The Company has recently hired a new Chief Executive Officer and four highly qualified senior managers in sales, operations, logistics and management information systems to assist in the implementation of the Company's operating strategy. The Company is pursuing the following strategy to enhance growth and increase profitability:

  Expansion by acquisition. The Company launched a targeted acquisition strategy in 1996 as a consolidator in the HVAC and refrigeration distribution industries. In the past 12 months, the Company has acquired 59 branches in ten states, increasing the total number of its branches by over 20.0%. Pameco is able to maximize its return on investment in new branches and obtain incremental revenues and operating income with minimal incremental administrative expenses, due to economies of scale made possible by the Company's prior investment in its sales, operations, logistics and management information systems infrastructure. Further, by geographically diversifying its source of revenues, management believes the Company is less susceptible to economic slowdowns or adverse weather conditions which may occur in particular regions of the country.

  The Company's specific consolidation strategy is to acquire profitable distribution businesses with well-developed market positions and supplier franchises. Acquisitions can generally be categorized as new market acquisitions or fill-in acquisitions. New market acquisitions represent the entry into new geographic markets for the Company or the addition of new product lines, or both. Fill-in acquisitions generally represent new branches within the Company's geographic markets. The Company has focused primarily on new market acquisitions, with the goal of achieving greater geographic diversification, adding product lines, increasing sales to the repair and replacement market (which tends to be less cyclical than the new construction market), adding customers and associates and developing additional opportunities for fill-in acquisitions and new branch openings. In particular, the Company intends to expand geographically within the top 100 SMSAs.

  The Company believes acquisitions increase its earnings more effectively than expansion by opening new branches due to the acquisition of existing customers and trained associates. The Company believes it can increase the sales, profitability and asset productivity of acquired branches by converting them to its business model. Following consummation of acquisitions, the Company generally begins to eliminate redundant product lines, conform inventory practices to the Company's strategy, centralize administrative functions and install the Company's management information systems. In this regard, the Company's senior management has significant experience in integrating acquired businesses into a nationwide business.

  Emphasis on "one-stop" shopping and immediate product and service availability. Management believes that Pameco provides added value to its customers by providing superior customer service and immediate access to a complete line of industry-recognized brand names and private label equipment, parts and supplies from numerous manufacturers through its branches and distribution centers. The Company stocks over 65,000 SKUs at its branches and distribution centers and offers customers access to over two million SKUs. In order to provide customers immediate access to products, the Company stocks inventory representing over 75.0% of its sales at its branches. Pameco believes its ability to provide immediate access to a wide range of products, particularly in the refrigeration business, where equipment repair is often time-sensitive, has helped the Company to establish a reputation as the "one-stop" shop for HVAC and refrigeration products. In addition, Pameco provides its customers with assistance in making intelligent purchases through the Company's well-trained technical service representatives and counter personnel. Management believes that its extensive product offerings and knowledgeable associates help maintain an extensive and loyal customer base.

  Pursue regional and national customers. The Company is focused on opportunities to serve existing and prospective customers on a multi-regional or national basis, which it believes represents a significant growth opportunity. In particular, the Company believes that its nationwide coverage and broad product lines enable it to provide multi-regional and national accounts with consistent service, greater purchasing leverage, improved inventory management and centralized billing. This strategy is designed to complement the Company's established relationships with its local and regional customers. Management believes the new ThermalZone(TM) private label line of HVAC equipment and parts, which Pameco introduced in September 1996, will further increase the Company's national account opportunities. The Company believes that ThermalZone(TM), a nationally available, standardized HVAC product line, will provide large accounts with greater consistency in price, availability and quality.

  The Company has also focused on customer awareness as part of its operating strategy to better serve customers at the local, regional and national levels. By improving its knowledge of customer needs, the Company is better positioned to anticipate product demands at specific times. Moreover, most customers historically have not focused on consolidating their own purchasing efforts until presented with specific proposals. By educating its customers on the benefits of consolidation, Pameco has been able to expand the scope of many of its accounts to a regional or national level. These initiatives, combined with the Company's national sales capability, differentiate the Company from most of its competitors, many of which are unprepared to service large regional or national accounts.

  Continued focus on higher margin repair and replacement market. The Company continues to focus on the higher margin repair and replacement market, from which Pameco derived over 80.0% of its revenues in fiscal 1996. The repair and replacement market has increased substantially over the past ten years as a result of the aging of the installed base of HVAC products, the introduction of new energy-efficient models and the upgrading of many existing buildings and homes to central heating and air-conditioning. This installed product base represents a significant market in terms of recurring revenues, as customers are continually replacing a percentage of the installed base of equipment each year. In the refrigeration market, by focusing sales on products used for repairs, which typically cannot be postponed, the Company's revenues tend to be less dependent upon national economic cycles.

  Operating improvements through supply chain and cost structure management. Pameco will continue to invest significant resources in its management information systems. Management believes these systems will allow the Company to achieve improvements in inventory control and cost management, and, together with supply chain software to be acquired later this year, will improve the Company's supply chain strategy, as decisions relating to purchasing, inventory management and logistics will be more effectively coordinated. All branches are equipped with computer systems that have the ability to monitor inventory levels to ensure timely inventory orders and to guard against unexpected stock shortages. Management believes that improved distribution practices should reduce the Company's cost per SKU handled and, over time, increase the Company's inventory turns and fill rate percentages.

  Margin enhancement focus. The Company is currently implementing several measures in an effort to enhance its margins and reduce transaction costs. These measures include system-related pricing enhancements, such as pricing discipline through the limitation of discounts at the point-of-sale, and improved performance from underperforming branches through internal benchmarking. Additionally, the Company believes it will realize efficiencies in cost control through the Company's management information system and logistics network, as well as through improved supply chain dynamics.

PRODUCTS

 HEATING, VENTILATION AND AIR CONDITIONING

  Pameco generated approximately 54.0% of its revenues in fiscal 1996 from distributing and wholesaling HVAC equipment, parts and supplies. The Company distributes a complete range of central air conditioners, heat pumps, combination gas and electric units, packaged terminal air conditioners and gas, electric and oil furnaces for the residential and light commercial markets. Pameco's HVAC systems are suitable for use in multi-family residences, single family homes, hotels, hospitals, schools, stores and other residential and light commercial buildings. The Company seeks to provide every product a contractor generally would require in order to install or repair a residential or light commercial HVAC system. In fiscal 1996, more than 80.0% of the Company's HVAC revenues were derived from sales of replacement, repair and maintenance parts and supplies. The Company also intends to expand sales of its new ThermalZone(TM) private label line of HVAC equipment and parts, which it introduced in September 1996. Management believes the ThermalZone(TM) line will further increase national account opportunities, because it provides large accounts with greater consistency in product, price, availability and quality.

  In fiscal 1996, the Company generated over 70.0% of its HVAC revenues from sales of products to contractors working on residences. Due to the similarity of heating and cooling systems for houses and small commercial enterprises, such as convenience and other strip center stores, restaurants and selected office buildings, the Company has been able to diversify its end-user base. The Company currently faces little competition from home centers, hardware stores or direct mail order catalogue businesses which cater to this market, due to the extensive number of required parts, licensing requirements for installers of HVAC equipment and the limited ability of these entities to provide technical service assistance with more complex systems.

 REFRIGERATION

  Pameco generated approximately 46.0% of its revenues in fiscal 1996 from selling parts, systems and supplies for use in commercial refrigeration systems. Pameco offers all of the necessary components of a new system, including condensing units, compressors, evaporators, valves, regulators, tubing, copper pipes, walk-in coolers and refrigerant. The Company also provides valuable technical advice to customers through its technical service representatives. This expertise is especially important in the refrigeration industry, where specialized knowledge is more significant to the customer. In addition, products may spoil if repairs are not performed quickly and properly.

  More than 80.0% of the Company's refrigeration revenues in fiscal 1996 were generated from repair and replacement applications. Slightly more than half of the Company's revenues in this segment are generated from distribution of replacement compressors for use by grocery stores, convenience stores, restaurants and other similar commercial enterprises. Given the change in refrigeration products, new technology and installed product obsolescence, much of this demand results from replacement of existing systems, and therefore it remains fairly constant. However, Pameco has also experienced some additional growth in other segments, as grocery and convenience stores remodel to address the phase-out of CFC-based refrigerant products mandated by recent government regulations. See "--Government Regulations and Environmental Matters."

DISTRIBUTION CENTERS AND BRANCH OPERATIONS

  The Company currently operates six regional distribution centers located in Denver, Colorado; Houston, Texas; Louisville, Kentucky; Orlando, Florida; Pennsauken, New Jersey and Stockton, California. The Louisville, Kentucky center, which is located in close proximity to United Parcel Service's main distribution hub, also serves as a national distribution center for slower moving SKUs. The strategic location of these centers was determined based upon an extensive analysis of sales and branch concentrations, transportation routes, supplier locations and personnel considerations. The Company's distribution centers contain an aggregate of 600,000 square feet of storage space.

  Substantially all of the Company's sales originate from its 297 branches, which are located in 44 states and Guam. The following table lists the number of branches within each region of the country and the major SMSAs served within that region as of March 1, 1997:

            REGION                                     MAJOR SMSAS                             BRANCHES
   Southern................ Atlanta, Miami, Orlando, Tampa                                       111
   Northcentral............ Boston, Chicago, Detroit, New York, Philadelphia, Washington, D.C.    72
   Southwestern............ Austin, Houston, Phoenix, San Antonio                                 59
   Western................. Los Angeles, San Francisco, Seattle                                   55

  Operations and distribution personnel monitor each distribution center and branch's inventory levels and mix based upon historical and estimated sales patterns and work closely with Pameco's sales personnel to determine which types of products and corresponding brands are most likely to sell in a particular area. Each branch typically maintains an inventory of between 3,000 and 6,000 of the most frequently purchased SKUs in that region of the country, known in the industry as "A" items. In addition, the Company stocks up to 65,000 SKUs at its central or regional distribution centers, which can be delivered on a next-day basis. Further, Pameco has access to over two million slower moving or infrequently purchased SKUs which generally are not required on an immediate basis.

  Pameco manages its inventory to mirror the seasonal demand for its products. Given the nature of HVAC systems, the sale and distribution of products tends to be dependent upon seasonal conditions. Also, while a particular region may have the need for both air conditioning and heating systems, the use of each will vary dramatically by area of the country, with different failure rates and average periods for repair. The stress that many of these systems undergo during periods of temperature extremes and volatile weather causes failures and leads to increased repair and replacements. In addition, the types of heating used (gas, electric or oil) also varies considerably by region. The Company caters to multiple systems across the country through its distribution management systems.

  Each branch is operated under the Pameco tradename, although many acquired branches use the Pameco name in conjunction with their original name in order to maintain customer relationships and local name recognition. Each branch has between 3,000 and 20,000 square feet of space, with approximately 80% of that space used for inventory storage. The remaining square footage is used to merchandise the products distributed through the branch. The Company typically locates its branches with convenient access to highways servicing a large number of contractors and other suppliers.

SUPPLIERS AND CUSTOMERS

 SUPPLIERS

  The Company's size and stature in the HVAC and refrigeration industries, as well as its strong and long-standing supplier relationships, enable the Company to obtain favorable terms from its suppliers. Additionally, while suppliers have traditionally resisted granting distribution rights on a national level, due to the Company's size and growth through recent acquisitions, Pameco has recently been granted nationwide distribution rights for certain product lines. Management believes that as the Company continues to grow additional suppliers may grant the Company broader distribution rights.

  The Company believes that it has good relationships with its suppliers and that these relationships have been strengthened by the Company's recent acquisitions. However, a significant portion of the Company's distribution arrangements with its suppliers are oral. Further, many of these distribution rights may be terminated by the supplier immediately or upon short notice.

  During fiscal 1997, the Company purchased approximately $305.0 million of equipment for resale, of which approximately 59.0% was obtained from its top five suppliers, while the 25 largest suppliers accounted for approximately 87.0% of total purchases. No single supplier accounted for more than 19.0% of the Company's total purchases.

 CUSTOMERS

  The Company currently serves over 45,000 customers, with no single customer accounting for more than two percent of the Company's total sales and with the top ten customers representing less than seven percent of total sales in fiscal 1997. Management believes that Pameco's close relationship with its customers is as critical to its success as parts availability and competitive pricing. Consequently, Pameco has gone to great lengths to maintain and enhance these relationships. A customer survey conducted by Pameco in the spring of 1996 identified the needs of the current customer base. Based on this survey, in addition to parts availability and selection, customers ranked trustworthiness, relationship with store staff and the staff's technical knowledge as key determinants in where they conduct business. Price often may be of secondary importance.

MARKETING AND SALES

  Historically, Pameco had not employed a consistent marketing and sales strategy. Since the spring of 1996, however, the Company has employed a proactive approach to customer relationships in order to facilitate growth at the local, regional and national level. Management believes this new approach is responsible in part for the increase in revenues in fiscal 1997 over fiscal 1996. The Company's focused marketing and sales approach includes the following strategies:

  The Company attempts to build on its long-lasting relationships with customers at the local and regional levels in order to expand existing business relationships. The Company's national account sales personnel call on the corporate headquarters of multi-regional and national firms that are already customers on the local level. The Company believes this approach is attractive to national accounts because it provides these customers with simplified billing and pricing, while allowing their local representatives to continue to receive a high level of service at the Company's local branches.

  The Company recently began placing specific emphasis on expanding to a national level its sales to large local and/or multi-branch customers that have minimum annual purchases of $100,000, a segment representing approximately 14.0% of Pameco's annual revenues, through development of the Company's "Key Account" program. In calendar 1996, Key Accounts generated $45.6 million of revenue for the Company. While these Key Accounts, such as certain national supermarket chains, tend to place greater emphasis on service, consistency and price considerations than do local customers, most historically had not focused on consolidating their own purchasing efforts until the Company presented them with specific proposals. The Company's representatives market the benefits of consistent service, greater purchasing leverage, improved inventory management and centralized billing through the expansion of existing accounts. The Company believes that these initiatives, combined with the Company's national sales capability, differentiate the Company from most of its competitors, many of which do not have the national presence to service large multi-regional and national accounts.

  The Company believes that ThermalZone(TM), a nationally available standardized HVAC product line, provides an additional method for Pameco to target national accounts and provide them with uniform price, availability and quality. As a result of the Company's ThermalZone(TM) arrangement, management believes that Pameco is the only independent distributor with effective national rights to sell a particular branded product of air conditioning equipment. Since its introduction in September 1996, the Company has seen considerable volume in ThermalZone(TM) products, with little reduction in sales of its other product offerings. Management believes that this development, in conjunction with the Company's recent branch acquisitions, solidifies Pameco's position as a leading distributor in the HVAC industry. The Company is exploring opportunities for a similar private label arrangement for refrigeration products.

  On the local level, the Company employs approximately 1,000 sales and service-related associates in order to market and sell effectively to its 45,000 customers. Pameco supports these selling efforts with external advertising and promotional expenditures of approximately $5.0 million per year. For example, in March 1997, Pameco began a telemarketing program, which includes pre-approved credit lines, promotional discounts and a follow-up contact with existing and potential customers, to enhance its relationship with its existing customers and attract new customers. The Company also promotes its services at the local level primarily in telephone directories, as well as by direct mail and advertising in newspapers and on local television and radio. Each branch manager determines the frequency and type of advertising in the local market. In addition to its principal marketing methods, the Company is producing an Internet web page that is expected to describe the Company's branches, product lines and equipment available for sale and allow customers to order products without visiting a branch.

MANAGEMENT INFORMATION SYSTEMS

  The Company's management information systems are instrumental in allowing Pameco to lower costs, accelerate growth, increase market share and otherwise position the Company as a leader in its HVAC and refrigeration businesses. The Company's systems support its three main types of operations: headquarters, distribution centers and branches. Each of these operations are linked together through a combination of wide and local area networks.

  Headquarters systems support the information processing needs of senior management, the corporate office staff and regional managers, and provide enterprise-wide consolidated information at the branch, regional, divisional and Company levels. These systems include financial applications such as general ledger, accounts payable, accounts receivable, inventory management and materials management, as well as nonfinancial applications such as sales and service support, pricing, telemarketing, electronic data interchange and database. These systems generate daily operating control reports that provide concise and timely measurement of key aspects of the business, enabling management to achieve cost savings, deliver superior customer service and manage the Company's operations centrally.

  Distribution centers are connected to the Company's headquarters' information systems through dedicated telephone lines and are on-line to key applications systems such as materials management and inventory. Real-time connectivity to this information enables each distribution center access to the most timely management and control information for purchasing, inventory, distribution, stock balancing, order fulfillment and other measurements of performance.

  Branches utilize a point-of-sale ("POS") system that operates on a local area network in each facility. The POS system includes sales/order processing, customer management, accounts receivable, inventory management, distribution and pricing support. The POS system communicates daily with headquarters' systems to transfer customer, sales and inventory transactions and receive file and data updates from headquarters and distribution centers.

  To support the Company's acquisition strategy, the Company has developed a methodology to facilitate the timely integration of acquired branches into its MIS environment and communications network. For MIS, the acquisition process begins with planning at the time the acquisition target is identified, assessing and determining the requirements for conversion to the POS and other financial systems. The result of this process is the timely, complete and accurate conversion of the acquired branches' data, and the speedy implementation of store/POS information systems and applications.

  The Company intends to implement major improvements to its headquarters systems and communications networks. The Company also intends to purchase new supply chain software that will upgrade current inventory and materials management software, provide greater connectivity with suppliers and customers, and further automate inventory, warehouse and materials management functions. Additionally, certain improvements in telecommunications are being implemented that will enable faster and less expensive communications between headquarters, distribution centers and branches. See "Risk Factors--Dependence on Information Systems."

COMPETITION

  The Company's business is highly competitive and fragmented. The Company competes with a wide variety of traditional HVAC and refrigeration product distributors in each of the Company's geographic markets. Most such distributors are small enterprises maintaining between one and ten branches and selling to customers in a limited geographic area. The Company also competes to some extent with the manufacturers of HVAC and refrigeration products, although management believes these manufacturers cannot compete effectively with the broad product lines and additional services offered by distributors, such as the Company. The primary factors of competition within the Company's industries include breadth and quality of product lines distributed, ability to fill orders promptly, technical knowledge of sales personnel and, in certain product lines, service capability and price. In general, the Company believes that national and multi-regional wholesalers, such as the Company, enjoy substantial competitive advantages over small, independent wholesalers that cannot afford to maintain Pameco's comprehensive product offerings. The Company believes that its ability to compete effectively is dependent upon its ability to respond to the needs of its customers through quality service and product availability.

  Management believes the Company's geographic diversity, service capabilities, marketing focus, product availability and national scale compare favorably to those of its significant competitors. However, competitive pressures or other factors could cause the Company's products or services to lose market acceptance or result in significant price erosion, all of which would have a material adverse effect on the Company's business and results of operations. See "Risk Factors--Competition."

GOVERNMENT REGULATIONS AND ENVIRONMENTAL MATTERS

  The Company's operations are subject to federal, state and local laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment. These include laws and regulations implementing the Clean Air Act, relating to minimum energy efficiency standards of HVAC systems and the production, servicing and disposal of certain ozone depleting refrigerants used in such systems, including those established at the Montreal Protocol in 1992 concerning the phase-out of CFC-based refrigerants. Management believes that the Company is in substantial compliance with all applicable federal, state and local provisions relating to the protection of the environment. The Company is also subject to regulations concerning the transport of hazardous materials, including regulations adopted pursuant to the Motor Carrier Safety Act of 1990.

HEADQUARTERS AND PROPERTIES

  The Company's corporate headquarters are located in Norcross, Georgia and are occupied pursuant to a lease that expires in July 2003. The Company believes that its current office space is sufficient to meet its present needs and does not anticipate any difficulty securing additional space, as needed, on terms acceptable to the Company.

  Pameco leases all six of its distribution centers pursuant to agreements expiring from five to 15 years. See "--Distribution Centers and Branch Operations." The Company operates 297 branches in 44 states and Guam. Pameco owns five of its branches and leases the other 292. The Company's branch leases have terms expiring from one to seven years, with its leases typically having renewal options. Management believes that none of Pameco's leased facilities, individually, is material to the Company's operations.

TRADEMARKS

  The tradenames "Pameco," "ThermalZone" and "Gift of Warmth" and related design logos are actively used and are significant to the Company's business. All of these marks have been registered on the Principal Register of the United States Patent and Trademark Office.

INSURANCE

  Pameco currently maintains the types and amounts of insurance coverage that it considers appropriate for a company in its business. While management believes that the Company's insurance coverage is adequate, if the Company were held liable for amounts exceeding the limits of its insurance coverage or for claims outside of the scope of its insurance coverage, the Company's business and results of operations could be materially and adversely affected.

ASSOCIATES

  As of February 28, 1997, Pameco employed approximately 1,300 associates, 170 of whom were employed primarily in management and administration, 90 in regional distribution centers and 1,040 in sales and field operations. Pameco expects that it will increase the number of its associates as it opens additional branches and otherwise expands its business. The Company's associates are not subject to any material collective bargaining agreements, and management believes that its relationship with its associates is good.

LEGAL PROCEEDINGS

  On November 18, 1996, United Refrigeration, Inc. ("United"), a competitor of the Company, filed suit against Pameco in the United States District Court for the Eastern District of Pennsylvania claiming that Pameco had tortiously interfered with United's alleged oral contract to purchase Sid Harvey's southeastern business operations (the "Southeastern Assets"). United asserted that beginning on or about August 23, 1996, it met with Sid Harvey and thereafter negotiated an agreement (allegedly finalized on or about October 24, 1996) to purchase the Southeastern Assets for approximately $26 million and that Pameco tortiously interfered with this alleged oral contract by offering "substantial inducements" to Sid Harvey and by itself purchasing the Southeastern Assets. In the alternative, United claims that, should the oral agreement be deemed unenforceable, Pameco tortiously interfered with United's prospective contractual relations with Sid Harvey.

  On February 18, 1997, United filed an amended complaint adding Sid Harvey as a defendant. In the amended complaint, United claims that Sid Harvey (i) breached its oral agreement to sell the Southeastern Assets to United; (ii) committed fraud in the inducement of that alleged oral contract; (iii) negligently misrepresented certain facts concerning the sale of the operations and Sid Harvey's intention to carry out the sale of those assets and (iv) was unjustly enriched by certain information obtained from United during the United-Sid Harvey negotiations. Although the amended complaint does not demand specified damages, it asserts that United should recover the "loss of its bargain," which United estimates to exceed $3.0 million annually for an unspecified number of years. On March 17, 1997, Sid Harvey filed a motion to dismiss each of these new claims or, in the alternative, for summary judgement on the breach of contract claim. Upon consummation of the Southeastern Assets acquisition, Pameco agreed, based on certain written representations made by Sid Harvey about the status of its discussions with United, to indemnify Sid Harvey against all liabilities arising out of any action filed by United in connection with the purchase of the Southeastern Assets. The Company believes that United's claims lack merit and intends to defend itself vigorously in this litigation.

  On July 5, 1996, three former employees filed suit against Pameco and a Company supervisor in the Superior Court of the State of California, County of Stanislaus, alleging various tortious acts and that the Company maintained a hostile work environment. The suit also asserts that in permitting the alleged harassment of the plaintiffs by its supervisor, Pameco violated the California Fair Employment Housing Act by failing to provide a harassment free work place. The plaintiffs have cumulatively sought $1.8 million in damages, including $1.5 million in punitive damages, from Pameco. The Company believes that these claims lack merit and intends to defend itself vigorously in this litigation.

  In addition, the Company is, from time to time, a party to other litigation arising in the normal course of its business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the Company's business and results of operations.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  Certain information regarding the directors and key employees of the Company is set forth in the table below.

  NAME                    AGE                       POSITION
James R. Balkcom, Jr. ..   52 Chairman of the Board
Gerald V. Gurbacki......   51 Chief Executive Officer and Director
Charles A. Sorrentino...   52 President and Chief Operating Officer
Theodore R. Kallgren....   35 Chief Financial Officer, Vice President and Secretary
Jeffrey S. Ruege........   42 Vice President and General Manager--HVAC
J. Christopher van Ee...   44 Vice President and General Manager--Refrigeration
Mark L. Davison.........   37 Chief Information Officer
G. Thomas Braswell,        55 Director
 Jr.....................
Michael H. Bulkin.......   58 Director
Earl Dolive.............   79 Director
H. Whitney Wagner.......   41 Director
Thomas G. Weld..........   34 Director

  JAMES R. BALKCOM, JR. has been Chairman of the Board since February 1996. Mr. Balkcom also is self-employed with J.R. Balkcom Associates, Inc., a strategic planning consulting firm. Prior to joining Pameco, he served from 1976 until 1995 as Chairman, President and CEO of Techsonic Industries, Inc., a manufacturer of consumer marine electronics. Mr. Balkcom currently serves as the Chairman of Techsonic Industries, Inc.

  GERALD V. GURBACKI has been Chief Executive Officer of the Company since March, 1996. He has also served as a director since March 1996. Prior to joining Pameco, Mr. Gurbacki was President of National Linen Service, a subsidiary of National Service Industries, from 1987 to 1995. Prior to serving as President, Mr. Gurbacki held several executive and managerial positions with National Linen Service.

  CHARLES A. SORRENTINO has been President and Chief Operating Officer of the Company since June 1994. Prior to joining the Company, Mr. Sorrentino served as a senior vice president of Nationwise Automotive Corp. from January 1993 to October 1993. From 1983 to 1993, he was employed by PepsiCo as a Subsidiary President and a Division Vice President. During his employment with PepsiCo, Mr. Sorrentino also held a variety of other positions, including Region Vice President. Prior to joining PepsiCo, Mr. Sorrentino was in the HVAC industry for fourteen years with Sundstrand/Bristol Compressors.

  THEODORE R. KALLGREN joined the Company in May 1988, and has been Vice President and Chief Financial Officer of Pameco since March 1994. Mr. Kallgren also served as Vice President of Finance of MLX, an affiliate of the Company, from March 1991 to March 1994, and as Secretary of MLX from March 1994 to April 1997. Prior to joining Pameco, Mr. Kallgren was employed by Ernst & Whinney from 1984 to 1988.

  JEFFREY S. RUEGE joined the Company in March 1988, and has served as Vice President and General Manager of HVAC Operations of Pameco since September 1996. Before assuming his current position, Mr. Ruege supervised the development of sales, marketing, and key accounts. Prior to joining Pameco, Mr. Ruege was employed by Rockwell International from 1979 to 1988.

  J. CHRISTOPHER VAN EE joined the Company in April 1991 as Vice President of Materials and has served as Vice President and General Manager of Refrigeration Operations of Pameco since September 1996. Before assuming his current position, Mr. van Ee supervised the development of Pameco's materials procurement and distribution systems. From 1976 to 1991, Mr. Van Ee had a variety of professional experience in production and materials management, including positions with Trimblehouse Corporation, Ford Motor Company, Mars Inc. and Timex.

  MARK L. DAVISON has been Chief Information Officer of the Company since July 1996. Prior to joining Pameco, Mr. Davison was employed as a senior manager with International Systems Services from March 1996 to June 1996, and as the Vice President-Information Systems of National Linen Service from 1990 to 1996.

  G. THOMAS BRASWELL, JR. has been a Director of the Company since October 1995. Mr. Braswell is currently Vice President of Information Systems for Genuine Parts Company, a national distributor of automotive parts, a position he has held since 1982. Mr. Braswell has been employed by Genuine Parts Company for 31 years.

  MICHAEL H. BULKIN has been a Director of the Company since February 1996. From 1965 to 1993, Mr. Bulkin was a Principal and Director with McKinsey & Company, Inc.

  EARL DOLIVE has been a Director of the Company since 1993. Mr. Dolive retired as Vice-Chairman of Genuine Parts Company in 1989 after 52 years of service. Mr. Dolive was President of the National Automotive Parts Association
(NAPA) in 1970 and 1971. Mr. Dolive is also a director of Aaron Rents and Exide Corporation and Director Emeritus of Genuine Parts Company.

  H. WHITNEY WAGNER has been a Director of the Company since 1993, and has been a Managing Director of TCR since 1983. Mr. Wagner was employed as a Corporate Banking Officer with Chemical Bank prior to joining TCR in 1983. Mr. Wagner is also a director of MLX, Family Bargain Corporation and Garden Ridge Corporation.

  THOMAS G. WELD has been a Director of the Company since 1994, and is currently employed by TCR as a Managing Director, a position he has held since June 1993. Prior to joining TCR in 1993, Mr. Weld was employed by McKinsey & Company, Inc. Mr. Weld is also a director of Family Bargain Corporation.

COMMITTEES OF THE BOARD OF DIRECTORS

  Audit Committee. The Audit Committee consists of Messrs. Braswell, Dolive and Wagner. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of the Company's internal accounting controls.

  Compensation Committee. The Compensation Committee consists of Messrs. Bulkin, Dolive and Wagner. The Compensation Committee recommends compensation for the Company's executive officers and administers the Company's Employee Stock Option Plans.

  Strategic Planning Committee. The Strategic Planning Committee consists of Messrs. Balkcom, Braswell, Bulkin, Gurbacki and Weld. The Strategic Planning Committee reviews and makes recommendations regarding the Company's stated strategic objectives.

  The Company may from time to time form other committees as circumstances warrant. Such committees will have authority and responsibility as delegated by the Board of Directors.

EXECUTIVE COMPENSATION

 SUMMARY COMPENSATION TABLE

  The following table sets forth certain information regarding the annual compensation for services in all capacities to the Company for the fiscal year ended February 28, 1997, with respect to the Company's Chief

Executive Officer and each of the Company's four other most highly compensated executive officers (collectively, the "Named Executive Officers").

                                           ANNUAL COMPENSATION
                          ---------------------------------------------------------
                                                       LONG TERM
                                                 COMPENSATION AWARDS;
        NAME AND                                 SECURITIES UNDERLYING  ALL OTHER
   PRINCIPAL POSITION      SALARY    BONUS            OPTIONS (#)      COMPENSATION
Gerald V. Gurbacki......  $310,512 $1,250,000(1)        515,625            $369(2)
 Chief Executive Officer
 and Director
Charles A. Sorrentino...   187,200    313,298(1)          6,250             --
 President and Chief
 Operating Officer
Theodore R. Kallgren....   121,385    187,411(1)          9,375             --
 Chief Financial
 Officer, Vice President
 and Secretary
J. Christopher van Ee...   129,626    117,519(1)          3,125             --
 Vice President and
 General Manager--
 Refrigeration
Jeffrey S. Ruege........   122,714    174,326(1)          9,375              29(2)
 Vice President and
 General Manager--HVAC

---------------------
(1) Includes bonuses granted pursuant to the Company's bonus plan and a one-time special cash bonus, which accrued in fiscal 1997, although a percentage of the bonus may not be paid until subsequent fiscal years. See "--Bonus Plan" and "--Special Bonuses."
(2) Represents life insurance premiums paid by the Company.

 OPTIONS GRANTED IN LAST FISCAL YEAR

  The following table summarizes certain information regarding stock options to purchase Class A Common Stock issued to the Named Executive Officers during fiscal 1997.

                                                        INDIVIDUAL GRANTS
                         -----------------------------------------------------------------------------------
                                                                              POTENTIAL REALIZABLE VALUE AT
                         NUMBER OF                                               ASSUMED ANNUAL RATES OF
                         SECURITIES   PERCENT OF TOTAL                          STOCK PRICE APPRECIATION
                         UNDERLYING   OPTIONS GRANTED  EXERCISE OR                 FOR OPTION TERM(1)
                          OPTIONS     TO EMPLOYEES IN  BASE PRICE  EXPIRATION ------------------------------
  NAME                    GRANTED       FISCAL YEAR      ($/SH)       DATE          5%            10%
Gerald V. Gurbacki......  468,750(2)        80.3%         $6.40     04/15/02      $4,991,884     $6,123,484
                           46,875(3)         8.0           6.40     05/05/02         501,230        617,266
Charles A. Sorrentino...    6,250(4)         1.1           8.00     08/04/01          54,951         68,324
Theodore R. Kallgren....    9,375(4)         1.6           8.00     08/04/01          82,426        102,487
J. Christopher van Ee...    3,125(4)         0.5           8.00     08/04/01          27,475         34,162
Jeffrey S. Ruege........    9,375(4)         1.6           8.00     08/04/01          82,426        102,487

---------------------
(1) The dollar amounts under these columns represent the potential tangible value, before income taxes, of each option assuming that the market price of the Class A Common Stock appreciates in value from the fair market value at the date of grant to the end of the option term at five percent and ten percent annual rates and therefore are not intended to forecast possible future appreciation, if any, of the price of the Class A Common Stock. All grants of options have been made with exercise prices equal to the fair market value on the date of grant.
(2) Pursuant to the terms of his Employment Agreement, Mr. Gurbacki has been granted options under one of the Employee Stock Option Plans to purchase 468,750 shares of Class A Common Stock at a price of $6.40
                                             Notes continued on following page.

   per share. These options vest periodically beginning in April 1996 through March 1, 2001, although all of these options will vest immediately upon consummation of the Offering.
(3) Mr. Gurbacki received a separate grant of options to purchase 46,875 shares of Class A Common Stock at a price of $6.40 per share. These options vest periodically beginning in May 1996 through March 1999, although all of these options will vest immediately upon consummation of the Offering.
(4) Granted pursuant to the Employee Stock Option Plan. Options have a term of five years and vest in one-third increments annually beginning August 5, 1996.

 OPTIONS EXERCISED IN LAST FISCAL YEAR; FISCAL YEAR END OPTION VALUES

  No options were exercised in the fiscal year ended February 28, 1997. The following table summarizes certain information regarding year end option values of the Named Executive Officers.

                             NUMBER OF UNEXERCISED                VALUE OF UNEXERCISED
                         OPTIONS AT FEBRUARY 28, 1997             IN-THE-MONEY OPTIONS
                                (NO. OF SHARES)                   AT FEBRUARY 28, 1997
                         ------------------------------------   -------------------------
      NAME                EXERCISABLE          UNEXERCISABLE    EXERCISABLE UNEXERCISABLE
Gerald V. Gurbacki......           515,625(1)               --  $4,434,375     $   --
Charles A. Sorrentino...            33,333                4,167    283,331      29,169
Theodore R. Kallgren....            25,000                6,250    289,100      43,750
J. Christopher van Ee...            22,917                2,083    291,669      14,581
Jeffrey S. Ruege........            25,000                6,250    301,350      43,750

--------------------
(1) All of Mr. Gurbacki's options will become exercisable upon consummation of the Offering.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During fiscal 1997, the Compensation Committee consisted of Messrs. Balkcom, Dolive and Wagner. In March 1997, Mr. Balkcom obtained a $600,000 loan from the Company in connection with his purchase of an aggregate of 62,500 shares of Common Stock at a purchase price of $9.60 per share. Mr. Wagner is a Managing Director of TCR, an affiliate of the Company, which serves as the Company's financial advisor. See "Certain Transactions." Commencing on March 24, 1997, Mr. Bulkin replaced Mr. Balkcom on the Compensation Committee.

COMPENSATION OF DIRECTORS

  Each non-employee director, other than the directors employed by TCR, receives an annual retainer of $10,000 as well as director's fees of $2,500 per board meeting or committee meeting attended in person, or $250 per meeting in which they participate by telephone, and all Directors are reimbursed for their out-of-pocket expenses incurred in connection with their service on the Board of Directors. In addition, in fiscal 1997 the Company paid Mr. Balkcom $50,000 to serve as the Chairman of the Board of Directors and recently agreed to pay him $175,000 in fiscal 1998 in exchange for his agreement to devote 75% of his time to the Company's business. For a description of the non-cash compensation to be paid to the non-employee Directors for their service on the Board, see "--Stock Incentive Plans--Non-Employee Directors Stock Option Plan." Mr. Gurbacki will receive no compensation for his service on the Board of Directors other than reimbursement for his out-of-pocket expenses incurred in connection with such service.

INDEMNIFICATION AGREEMENTS

  The Company has entered into Indemnification Agreements with certain of its directors and officers (the "Indemnified Parties"). Under the terms of the Indemnification Agreements, the Company is required to indemnify the Indemnified Parties against certain liabilities arising out of their services for the Company. The

Indemnification Agreements require the Company (i) to indemnify each Indemnified Party to the fullest extent permitted by law; (ii) to provide coverage for each Indemnified Party under the Company's directors and officers liability insurance policy and (iii) to advance certain expenses incurred by an Indemnified Party. The Indemnification Agreements provide limitations on the Indemnified Parties' rights to indemnification in certain circumstances. To the extent that indemnification provisions contained in the Indemnification Agreements purport to include indemnification for liabilities arising under the Securities Act, the Company has been informed that in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is contrary to public policy and therefore unenforceable.

EMPLOYMENT AGREEMENT

  The Company entered into an employment agreement with Mr. Gurbacki as of March 1, 1996. The employment agreement provides for a three-year term, which is automatically extended for successive one-year terms unless either party elects to terminate the agreement by giving written notice thereof to the other party at least 180 days prior to the expiration of the then-current term. The agreement provides for a base salary of $315,000 (subject to annual review by the Board of Directors), a targeted annual bonus equal to 50% of Mr. Gurbacki's annual salary, payable in shares of Class A Common Stock at the discretion of the Board of Directors, and Company benefits of the type generally provided to key executives. Effective March 1, 1997, Mr. Gurbacki's annual base salary has been increased to $400,000 and his targeted annual bonus for fiscal 1998 is $250,000. In addition, Mr. Gurbacki may participate in the Company's health benefit plan, at his own expense, until age 65. The Company can terminate Mr. Gurbacki for Cause (as defined in the employment agreement) or for his inability to carry out his duties effectively. If
Mr. Gurbacki is terminated without Cause, then the Company must pay him severance in an amount equal to his then current annual salary plus a pro rata amount of his targeted bonus for the year in which he is terminated. If Mr. Gurbacki is terminated due to a change in control of the Company, then he is entitled to severance in an amount equal to two times his then current annual salary plus his targeted bonus for the year in which he is terminated.

BONUS PLAN

  The Company offers incentive bonuses to its executive officers, division presidents, regional and branch managers and sales associates. These associates may earn predetermined annual bonuses equal to a substantial percentage of their base salary, based upon meeting certain performance goals with respect to profitability, revenue growth and asset management. In fiscal 1997, the Company accrued approximately $2.1 million for bonus payments to its associates pursuant to its bonus plan. Management believes that this program assists the Company in attracting, retaining and motivating associates with experience and ability.

SPECIAL BONUSES

  In February 1997, the Company declared and accrued a one-time special cash bonus to 14 of its associates in order to reward these associates for their past efforts on behalf of the Company. The amount of the bonus is equal to the aggregate exercise price of the stock options previously granted to each such associate, and the bonus is payable as each associate's options become exercisable. The aggregate amount of the special bonuses is approximately $2.1 million.

STOCK INCENTIVE PLANS

  The Company has adopted two separate but virtually identical Stock Option Plans and entered into a separate agreement for the grant of stock options to the Chief Executive Officer (collectively, the "Plans" or individually with respect to the stock option plans, "Plan I" and "Plan II") for the purpose of
(i) attracting and retaining senior management personnel with ability and initiative; (ii) providing incentives to those deemed important to the success of the Company and (iii) associating the interests of these individuals with the interests of the Company and its shareholders through opportunities for increased ownership of Class A Common Stock. The summaries of the Plans set forth below are qualified in their entirety by reference to the text of the Plans, which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

 THE EMPLOYEE STOCK OPTION PLANS

  Administration. Each Plan is administered by the Compensation Committee.

  Eligibility. Each officer and other key employee of the Company, including an employee who is a member of the Board, is eligible to participate in the Plans. The Compensation Committee will select the individuals who will participate in the Plans ("Participants"); provided, however that the Company's chief executive officer has the right to grant awards under Plan I involving up to 1,000 shares of Class A Common Stock, and shall have the same authority and discretion as the Compensation Committee with respect to such options.

  Stock Options. Options granted under the Plans may be incentive stock options ("ISOs") or nonqualified stock options. A stock option entitles a Participant to purchase shares of Class A Common Stock from the Company at the option price. Subject to certain exceptions, the option price must be paid upon exercise in cash or cash equivalent. The option price will be fixed by the Compensation Committee at the time the option is granted, but the price cannot be less than the fair market value of a share of Class A Common Stock on the date of grant in the case of an ISO. The exercise price of an ISO granted to any Participant who is a Ten Percent Shareholder (as defined below) may not be less than 110% of the fair market value of a share of Class A Common Stock on the date of grant. A Participant is a Ten Percent Shareholder if he owns, or is deemed to own, more than ten percent of the total combined voting power of all classes of stock of the Company or a related entity. A Participant is deemed to own any voting stock owned (directly or indirectly) by the Participant's spouse, brothers, sisters, ancestors and lineal descendants. A Participant and such persons are also considered to own proportionately any voting stock owned (directly or indirectly) by or for a corporation, partnership, estate or trust of which the Participant or any such person is a shareholder, partner or beneficiary. All options under Plan I expire upon the earlier of (i) the date specified by the Compensation Committee in any award agreement, which may not exceed five years from the date of grant and (ii) the date of termination of the Participant's employment. All options under Plan II expire upon the date specified by the Compensation Committee in an award agreement, which may not exceed ten years from the date of grant, except that options held by a Ten Percent Shareholder may not be exercised after five years from the date of grant. If the employment of a Participant under Plan II is terminated by the Company for Cause (as defined in Plan II), all nonexercised options granted to the Participant, whether vested or nonvested, shall be immediately forfeited to the Company, and if such termination is voluntary or is by action of the Company (except for Cause), then vested options then held which are then exercisable shall continue to be exercisable until the earlier of one month after the termination date or the expiration of such options, and all options which are not then exercisable shall automatically terminate. Notwithstanding the foregoing, upon the dissolution or liquidation of the Company, or a merger or consolidation in which the Company is not the surviving corporation (unless new options are substituted for the options granted hereunder or the options granted hereunder are assumed by the surviving corporation), each outstanding option under both Plans shall terminate, provided that each Participant shall, in such event, have the right immediately prior to such dissolution or liquidation, or merger or consolidation, to exercise his or her option in whole or in part. No Participant may be granted ISOs (under all incentive stock option plans of the Company) which are first exercisable in any calendar year for stock having an aggregate fair market value (determined as of the date the ISO was granted) that exceeds $100,000.

  Share Authorization. All awards made under the Plans will be evidenced by written agreements between the Company and the Participant. A maximum of 750,000 shares of Class A Common Stock may be issued under Plan I and a maximum of 468,750 shares of Class A Common Stock may be issued under Plan II. The share limitation and the terms of outstanding awards shall be adjusted, as the Compensation Committee deems appropriate, in the event of a stock dividend, stock split, combination, reclassification, recapitalization or other similar event.

  Nontransferability. Each option granted under the Plans is nontransferable except (i) by will or by the laws of descent and distribution or (ii) under Plan II for non-ISOs, if permitted under an Award Agreement (as defined therein), to a member of a Participant's immediate family or to any trust, partnership or similar vehicle for the benefit of such immediate family member. During the lifetime of a Participant, options may only be exercised by such Participant, other than in the case of the disability or incompetency of a Participant.

  Termination and Amendment. No option may be granted under Plan I after June 23, 2002, and under Plan II after April 1, 2006. The Compensation Committee may amend or terminate each Plan at any time, but an amendment will not become effective without shareholder approval if the amendment increases the number of shares of Class A Common Stock which may be issued under the Plan, changes the eligibility requirements or materially increases the benefits accruing to Participants in the Plans.

  If all the Investors (as defined in the Stockholders' Agreement dated March 19, 1992, among Pameco, the Investor Group, The Bank of Nova Scotia, Brian R. Esher and certain employees of the Company, as amended (the "Stockholders' Agreement") propose to sell all of their shares to a third party (other than an affiliate) in an arms-length transaction, then the Investors may, at their option, require Participants under the Plans to sell all, but not part, of the shares owned by them to such third party on the same terms and conditions upon which the Investors are selling their shares, subject to certain terms of the Stockholders' Agreement. See "Certain Transactions."

  In the event of the termination of a Participant's employment for any reason (a "Termination Event"), such Participant shall be deemed to have offered for sale to the Company all of the shares owned by such Participant at the time of such Termination Event. The Company shall have thirty (30) days after the date of such Termination Event to provide such Participant with written acceptance of such offer. The Company shall also have the right to designate a third party to purchase shares which it would otherwise be entitled to purchase, and such third party shall be entitled to purchase any such shares on the same terms and conditions as the Company. The purchase price for such shares under Plan I shall be, in the case of a vested share, the Appraised Value of such share (as defined in the Plan), and in the case of an unvested share, the lesser of the Base Price of such share (as defined in the Plans) or the Appraised Value of such share. The Purchase Price for such shares under Plan II shall be the Appraised Value (as defined in the Plan).

  Outstanding Awards. Pursuant to the terms of his Employment Agreement, Mr. Gurbacki has been granted Options under Plan II to purchase 468,750 shares of Class A Common Stock at a price of $6.40 per share. These options vest periodically beginning in March 1996 through March 1, 2001, although all of these options will vest immediately upon consummation of the Offering. In addition, in May 1996, Mr. Gurbacki received a separate grant of options to purchase 46,875 shares of Class A Common Stock at a price of $6.40 per share. These options vest periodically beginning in May 1996 through March 1999, although all of these options will also vest immediately upon consummation of the Offering. On August 5, 1996, Messrs. Kallgren, Ruege, Sorrentino and van Ee received options to purchase 9,375, 9,375, 6,250 and 3,125 shares of Class A Common Stock, respectively, under Plan I. These options vest in one-third increments annually beginning on August 5, 1996, and are exercisable for a period of five years from the date of grant at a price of $8.00 per share. In addition, since March 1, 1996, the Company has granted options under Plan I to 14 other associates covering 32,250 shares of Class A Common Stock, at exercise prices ranging from $8.00 to $9.60 per share.

  Shareholder Rights. A Participant will have no rights as a shareholder with respect to the shares subject to his or her option until the option is exercised.

  Federal Income Taxes. No income is recognized by a Participant at the time an option is granted. If the option is an ISO, no income will be recognized upon the Participant's exercise of the option. Income is recognized by a Participant when he disposes of shares acquired under an ISO. The exercise of a nonqualified stock option generally is a taxable event that requires the Participant to recognize, as ordinary income, the difference between the share's fair market value and the option price.

  The Company will be entitled to claim a federal income tax deduction on account of the exercise of a nonqualified option. The amount of the deduction is equal to the ordinary income recognized by the Participant. The Company will not be entitled to a federal income tax deduction on account of the grant or the exercise of an ISO. The employer may claim a federal income tax deduction on account of certain dispositions of Class A Common Stock acquired upon the exercise of an ISO.

 THE NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

  Administration and Eligibility. The Non-Employee Directors' Stock Option Plan (the "Directors' Plan") is administered by the Compensation Committee. Each director of the Company who is not an employee of the Company or any of its subsidiaries and who does not own any of the outstanding capital stock of the Company or have the right or option to acquire any such stock, other than under the Directors' Plan (a "Qualifying Director"), is eligible to participate in the Directors' Plan. Any person who is a Qualifying Director as of the date of grant of an option under the Directors' Plan shall continue to be a Qualifying Director notwithstanding that after such date such person no longer meets the foregoing eligibility requirements.

  Stock Options. Options granted under the Directors' Plan will be non-qualified stock options. A stock option granted under the plan entitles an eligible director to purchase shares of Class A Common Stock from the Company at the option price. The option price must be paid upon exercise in cash or a cash equivalent. The option price will be fixed by the Compensation Committee at the time the option is granted, but the price cannot be less than the fair market value of a share of Class A Common Stock on the date of grant. All options granted under the plan shall be immediately vested, and all options will expire upon the date specified in any award agreement by the Compensation Committee, which may not exceed five years from the date of grant. Notwithstanding the foregoing, upon the dissolution or liquidation of the Company, or a merger or consolidation in which the Company is not the surviving corporation (unless new options are substituted for the options granted hereunder or the options granted hereunder are assumed by the surviving corporation), each outstanding option shall terminate, provided that each grantee shall, in such event, have the right immediately prior to such dissolution or liquidation, or merger or consolidation, to exercise his or her option in whole or in part.

  Share Authorization. All awards made under the Directors' Plan will be evidenced by a written agreement between the Company and an eligible director. A maximum of 62,500 shares of Class A Common Stock may be issued under the Directors' Plan. The share limitation and the terms of outstanding awards shall be adjusted, as the Compensation Committee deems appropriate, in the event of a stock dividend, stock split, combination, reclassification, recapitalization or other similar event.

  Nontransferability. Any option granted under the Directors' Plan is nontransferable except (i) by will or by the laws of descent and distribution or (ii) if permitted under an Award Agreement (as defined therein), to a member of a Participant's immediate family or to any trust, partnership or similar vehicle for the benefit of such immediate family member. During the lifetime of a grantee, options may only be exercised by such grantee, other than in the case of the disability or incompetency of a grantee.

  Termination and Amendment. No shares of Class A Common Stock will be awarded under the Directors' Plan after June 1, 2006. The Directors' Plan provides that the Compensation Committee may amend or terminate the Directors' Plan at any time, but an amendment will not become effective without shareholder approval if the amendment increases the number of shares subject to the plan, materially increases the benefits accruing to grantees under the plan or changes the eligibility requirements.

  If all the Investors (as defined in the Stockholders' Agreement) propose to sell all of their shares to a third party (other than an affiliate) in an arms-length transaction, then the Investors may, at their option, require Participants under the Plans to sell all, but not part, of the shares owned by them to such third party on the same terms and conditions upon which the Investors are selling their shares, subject to certain terms of the Stockholders' Agreement. See "Certain Transactions."

  Outstanding Awards. On May 20, 1996, Messrs. Balkcom, Braswell, Bulkin and Dolive each received options to purchase 6,250 shares of Class A Common Stock. These options were immediately exercisable for a period of five years from the date of grant at a price of $6.40 per share. In addition, on January 28, 1997, Messrs. Balkcom, Braswell, Bulkin and Dolive each received options to purchase an additional 6,250 shares of Class A Common Stock. These options were immediately exercisable for a period of five years from the date of grant at a price of $9.60 per share.

  Federal Income Taxes. No income is recognized by an eligible director at the time an option is granted. The exercise of a nonqualified stock option generally is a taxable event that requires the eligible director to recognize, as ordinary income, the difference between the share's fair market value and option price. The Company will be entitled to a federal income tax deduction on account of the exercise of a nonqualified option. The amount of the deduction is equal to the ordinary income recognized by the eligible director.

                              CERTAIN TRANSACTIONS

  In November 1996, the Company repurchased 1,250,000 shares of Class A Common Stock and 4,000 shares of Preferred Stock held by GFF, a minority shareholder. The purchase price for the Class A Common Stock was $8.40 per share ($10.5 million total), and the purchase price for the Preferred Stock was $1,000 per share ($4.0 million total). The cumulative purchase price for the GFF shares was financed by the Company's issuance of a $15.0 million subordinated note to Terfin, an affiliate of one of the members of the Investor Group, of which $11.6 million was outstanding as of March 25, 1997, and which will be repaid in full with a portion of the net proceeds of the Offering. See "Use of Proceeds." In connection with the issuance of the subordinated note to Terfin, the Company granted Terfin an option to purchase up to 62,500 shares of Class B Common Stock at a purchase price of $8.40 per share. This option is currently exercisable and terminates two months after the Company's payment in full of the subordinated note.

  In March 1997, Mr. Balkcom, a director of the Company, purchased 62,500 shares of Class A Common Stock from the Company at a purchase price of $9.60 per share for an aggregate purchase price of $600,000, which was financed by Mr. Balkcom's issuance of a $600,000 promissory note to the Company. The promissory note bears interest at the applicable federal rate (6.23% at March 11, 1997), is payable in full on March 10, 2002, is secured by the Class A Common Stock purchased and is a full recourse note. In December 1996, Mr. Balkcom and his wife and daughters also purchased an aggregate of 95,237 shares of Class A Common Stock from the Company at a purchase price of $8.40 per share for an aggregate purchase price of $800,000. In December 1996, Mr. Bulkin, a director of the Company, and his wife purchased 12,500 shares of Class A Common Stock from the Company at a purchase price of $8.40 per share for an aggregate purchase price of $105,000.

  Pursuant to the terms of a letter agreement dated March 1, 1997, Pameco engaged TCR as the Company's financial advisor. Pursuant to the agreement, TCR will provide advisory services to the Company and make certain of its employees available to advise the Company on financial matters. Under the agreement, the Company pays TCR an annual fee of $50,000 and reimburses TCR for its out-of-pocket expenses. The Company has also agreed to indemnify TCR against liabilities arising out of TCR's engagement. Messrs. Wagner and Weld, both of whom are directors of the Company, are each Managing Directors of TCR, and Mr. Wagner is also a director of MLX. The letter agreement extends to February 2002, unless terminated by the Company under certain circumstances.

  The parties to the Stockholders' Agreement made certain agreements and gave certain undertakings with respect to their holdings of shares in the Company. Provisions of the Stockholders' Agreement include: (i) certain "tag along" and "drag along" rights with respect to sales of the Investor Group's stock in the Company; (ii) restrictions on the right of sale of certain employee-held shares and an option in favor of the Company to purchase such employee-held shares on termination of the employee's employment by the Company; (iii) certain preemptive rights and rights of first refusal; (iv) the right of appointment of a director of the Company by The Bank of Nova Scotia and (v) an irrevocable proxy in favor of the Investor Group to vote all other parties' shares. All of the provisions of the Stockholders' Agreement (other than those referred to in (ii) above) terminate upon the effectiveness of the Registration Statement of which this Prospectus is a part.

  Also, pursuant to the Stockholders' Agreement, the Investor Group and certain other shareholders agreed to sell shares of Class A Common Stock to the Company so that the Company could fulfill its obligations under Plan I upon the exercise of options granted thereunder. The purchase price for the shares from these shareholders is the exercise price per share paid by the option holder, with exercise prices ranging from $0.88 to $9.60 per share (comprising an aggregate of $1.7 million). Upon the consummation of the Offering, the Company will use a portion of the net proceeds of the Offering to purchase all 388,417 shares of Common Stock still subject to the repurchase obligations under the Stockholders' Agreement for an aggregate purchase price of $1.7 million.

                       PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of Common Stock by (i) each director of the Company; (ii) each executive officer of the Company; (iii) all directors and executive officers of the Company as a group; (iv) each person known to the Company to beneficially own more than five percent of any class of the outstanding Common Stock and (v) the Selling Shareholder. Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power. The number of shares represents the whole number of shares beneficially owned as of March 24, 1997.

                                             CLASS A                           CLASS B
                                          COMMON STOCK                      COMMON STOCK              TOTAL
                          --------------------------------------------- --------------------- ----------------------
                             SHARES
                          BENEFICIALLY PERCENT                SHARES
                             OWNED      OWNED              BENEFICIALLY    SHARES             PERCENT OF PERCENT OF
        NAME OF             PRIOR TO   PRIOR TO SHARES TO  OWNED AFTER  BENEFICIALLY PERCENT    VOTING     SHARES
  BENEFICIAL OWNER(1)       OFFERING   OFFERING BE SOLD(2)   OFFERING      OWNED     OF CLASS   POWER    OUTSTANDING
TCR Investors(3)(4).....    578,644      11.0%         0           0     4,046,346    100.0%     88.7%      49.7%
Gerald V. Gurbacki(5)...    515,625       9.1          0     515,625             0        *       1.2        6.2
James R. Balkcom,
 Jr.(6).................    170,235       3.2          0     170,235             0        *         *        2.2
Michael H. Bulkin(7)....     25,000         *          0      25,000             0        *         *          *
G. Thomas Braswell,
 Jr.(8).................     12,500         *          0      12,500             0        *         *          *
Earl Dolive(8)..........     18,750         *          0      18,750             0        *         *          *
Brian Esher(9)..........    503,103       9.6          0     503,103             0        *       1.2        6.4
Charles A.
 Sorrentino(8)..........     27,083         *          0      27,083             0        *         *          *
Theodore R.
 Kallgren(8)............     25,000         *          0      25,000             0        *         *          *
Jeffrey S. Ruege(8).....     25,000         *          0      25,000             0        *         *          *
J. Christopher van
 Ee(8)..................     22,916         *          0      22,916             0        *         *          *
Mark L. Davison(8)......      3,125         *          0       3,125             0        *         *          *
The Bank of Nova
 Scotia(10).............     75,541       1.6     75,541           0             0        *         *          *
All directors and
 executive officers as a
 group (ten persons)....    845,234      17.4          0     845,234             0        *       1.9       10.8

---------------------
(*) Represents less than one percent of the outstanding Class A Common Stock or
    Class B Common Stock, as applicable.
(1) Unless otherwise indicated, the address of the persons named above is care of Pameco Corporation, 1000 Center Place, Norcross, Georgia 30093.
(2) No shares of Class B Common Stock will be sold in the Offering.
(3) TCR has sole and irrevocable power to vote and dispose of 3,872,210 shares of Class B Common Stock that are owned of record by the following members of the Investor Group: Terbem Limited (1,644,223 shares--40.6% of the Class B Common Stock), Mitvest Limited (219,918 shares--8.4% of the Class B Common Stock), Tinvest Limited (939,663 shares--23.2% of the Class B Common Stock), Bobst Investment Corp. (279,901 shares--6.9% of the Class B Common Stock) and TCR International Partners, LP (788,505 shares--19.5% of the Class B Common Stock). Each member of the Investor Group is an investment vehicle established for the purpose of investing in securities of other enterprises in various parts of the world, and the Investor Group acquired the shares of Class B Common Stock as participants in an equity portfolio fund managed by TCR. Excludes 386,434 shares owned by the Investor Group to be repurchased by the Company with a portion of the net proceeds of the Offering. See "Certain Transactions."

                                              Notes continued on following page.

(4) Includes all 503,103 shares of Class A Common Stock beneficially owned by Brian Esher, 75,541 of Class A Common Stock shares owned of record by The Bank of Nova Scotia, 55,818 shares of Class B Common Stock owned of record by K Investment Partners LP, 34,111 shares of Class B Common Stock owned of record by Klingenstein Charitable Partners and 21,707 shares of Class B Common Stock owned of record by TG Partners. TCR has voting power over these shares pursuant to the Stockholders' Agreement. See "Certain Transactions." The applicable provisions of the Stockholders' Agreement will terminate upon effectiveness of the Registration Statement of which this Prospectus is a part. Includes Terfin's option to purchase up to 62,500 shares of Class B Common Stock. See "Certain Transactions."
(5) These shares include stock options to purchase 438,750 shares of Class A Common Stock which Mr. Gurbacki may exercise upon completion of the Offering.
(6) Includes 35,713 shares held by Mr. Balkcom's wife and 11,954 shares held by his daughters. Mr. Balkcom disclaims beneficial ownership of the shares owned by his wife and daughters. Includes currently exercisable stock options to purchase 12,500 shares of Class A Common Stock
(7) Includes 12,500 shares held in joint tenancy with Mr. Bulkin's wife and 12,500 stock options which are currently exercisable.
(8) Consists of stock options which are currently exercisable.
(9) Includes 149,375 shares held by the Esher Children's Trust. Excludes 1,983 shares to be repurchased by the Company with a portion of the net proceeds of the Offering. Mr. Esher's address is 9185 Old Southwick Pass, Alpharetta, Georgia 30202.
(10) The Bank of Nova Scotia's address is One Liberty Plaza, New York, New York 10006.

                          DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 60,000,000 shares of Class A Common Stock, par value $0.01 per share, 20,000,000 shares of Class B Common Stock, par value $0.01 per share, and 5,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"). As of the date of this Prospectus, there were 25 holders of record of Common Stock and 116 holders of options to acquire Class A Common Stock and one holder of options to acquire Class B Common Stock. All outstanding shares of Common Stock are, and the shares of Class A Common Stock offered hereby will be, upon payment therefor, fully paid and nonassessable.

COMMON STOCK

  The rights of holders of the Class A Common Stock and the Class B Common Stock are identical in all respects except for voting rights and conversion features.

  Dividends. Subject to the rights of the holders of any class of Preferred Stock, holders of record of shares of Common Stock on the record date fixed by the Company's Board of Directors are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for such purpose. No dividends may be declared or paid in cash or property on any share of either class of Common Stock, however, unless simultaneously the same dividend is declared or paid on each share of the other class of Common Stock. In the case of any stock dividend, holders of Class A Common Stock are entitled to receive the same percentage dividend (payable in shares of Class A Common Stock) as the holders of Class B Common Stock receive (payable in shares of Class B Common Stock). The payment of dividends is currently restricted by the terms of the Credit Facilities. See "Description of Certain Indebtedness."

  Voting Rights. Holders of shares of Class A Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of the shareholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, except (i) for the election of directors, (ii) with respect to any proposed "going private" transaction (as defined below) between the Company and a Principal Shareholder and (iii) as otherwise provided by law. In the election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect two of the Company's directors. The holders of Class B Common Stock, voting as a separate class, are entitled to elect the remaining directors. Holders of Common Stock are not entitled to cumulate votes in the election of directors. A "Principal Shareholder" means any holder of record of Class B Common Stock upon the date of this Prospectus.

  The holders of Class A Common Stock and Class B Common Stock vote as a single class with respect to any proposed "going private" transaction, with each share of Class A Common Stock and Class B Common entitled to one vote per share. A "going private" transaction is any "Rule 13e-3 Transaction", as such term is defined in Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") between the Company and (i) a Principal Shareholder, (ii) any Affiliate (as defined below) of a Principal Shareholder or (iii) any group consisting of a Principal Shareholder or any Affiliate of a Principal Shareholder. An Affiliate of a Principal Shareholder is (w) any individual or entity who or that, directly or indirectly, controls, is controlled by, or is under common control with, a Principal Shareholder, (x) any corporation or organization (other than the Company or a majority-owned subsidiary of the Company) of which any Principal Shareholder is a partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of voting securities, (y) any trust or other estate in which a Principal Shareholder has a substantial beneficial interest or (z) any individual or entity that directly or indirectly owns any equity interest in a Principal Shareholder.

  Under Georgia law, the affirmative vote of the holders of a majority of the outstanding shares of any class of stock is required to approve, among other things, a change in the designations, rights, preferences or limitations of all or part of the shares of such class of stock.

  Liquidation Rights. Upon liquidation, dissolution or winding-up of the Company, the holders of the Common Stock are entitled to share ratably in all assets available for distribution after payment in full of creditors and payment in full to any holders of Preferred Stock then outstanding of any amount required to be paid under the terms of such Preferred Stock.

  Other Provisions. Each share of Class B Common Stock is convertible, at the option of its holder, into one share of Class A Common Stock at any time. Each share of Class B Common Stock converts automatically and without the requirement of any further action into one share of Class A Common Stock upon its sale or other transfer to a party unaffiliated with a Principal Shareholder, and each share of Class B Common Stock converts automatically and without the requirement of any further action into one share of Class A Common Stock from and after the first date on which the issued and outstanding shares of Class B Common Stock constitute less than ten percent of the aggregate number of issued and outstanding shares of Class A Common Stock and Class B Common Stock. The holders of Common Stock are not entitled to preemptive or subscription rights. No class of Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless concurrently the other class of Common Stock is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

PREFERRED STOCK

  The authorized and unissued capital stock of the Company includes 5,000,000 shares of Preferred Stock, par value $1.00 per share. The Board of Directors generally has the power to issue shares of capital stock without shareholder approval. The Board of Directors is authorized to establish the rights, preferences and limitations of any or all shares of Preferred Stock and to divide such shares into classes, with or without voting rights, as the Board may determine. No shares of Preferred Stock are currently designated, and there is no current plan to designate or issue any such securities. However, the ability of the Board of Directors to issue shares of Preferred Stock could impede or deter an unsolicited tender offer or takeover proposal regarding the Company. Shares of capital stock also could be issued with such terms, provisions and rights which would make a takeover of the Company more difficult and, therefore, less likely to occur. In addition, the issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock and could have the effect of making removal of management more difficult. In certain circumstances, this could have the effect of decreasing the market value of the Common Stock.

CERTAIN PROVISIONS OF GEORGIA LAW AND THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

  The following summary of certain provisions of Georgia law and the Articles of Incorporation and Bylaws of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to Georgia law and the text of the Articles of Incorporation and Bylaws of the Company, which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. Certain provisions of Georgia law and the Articles of Incorporation and Bylaws are described elsewhere in this Prospectus.

 ANTI-TAKEOVER PROTECTION

  The Company has elected to be covered by two provisions of the Georgia Code that restrict business combinations with interested shareholders. These provisions do not apply to a Georgia corporation unless its bylaws specifically make the statute applicable, and once adopted, such a bylaw may be repealed only by the affirmative vote of at least two-thirds of the continuing directors and two-thirds of the votes entitled to be cast by the voting shares of the Company, other than shares beneficially owned by an interested shareholder and its associates and affiliates.

  Interested Stockholders Transactions. The "business combination with interested stockholders" statute of the Georgia Code regulates business combinations, such as mergers, consolidations, share exchanges and asset purchases, where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia, as the Company does, and where the acquiror became an "interested shareholder" of the corporation, unless either (i) the transaction resulting in such acquiror becoming an "interested shareholder" or the business combination received the approval of the corporation's Board of Directors prior to the date on which the acquiror became an interested shareholder or (ii) the acquiror became the owner of at least 90% of the outstanding voting stock of the corporation (excluding shares held by directors, officers and affiliates of the corporation and shares held by certain other persons) in the same transaction in which the acquiror became an interested shareholder. For purposes of this statute, an "interested shareholder" generally is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls ten percent or more of the voting power of the outstanding voting shares of the corporation. The statute prohibits business combinations with an unapproved interested shareholder for a period of five years after the date on which such person became an interested shareholder. The statute restricting business combinations is broad in its scope and is designed to deter unfriendly acquisitions. The restrictions contained in this statute do not apply to any person who was an "interested shareholder" prior to the Company's adoption of this statute (such as the Investor Group).

  Fair Price Requirements. The "fair price" statute of the Georgia Code prohibits certain business combinations between a Georgia business corporation and an interested shareholder. The fair price statute would permit the business combination to be effected if (i) certain "fair price" criteria are satisfied;
(ii) the business combination is unanimously approved by the continuing directors; (iii) the business combination is recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder or (iv) the interested shareholder has been such for at least three years and has not increased his ownership position in such three-year period by more than one percent in any 12-month period. The fair price statute is designed to deter unfriendly acquisitions that do not satisfy the specified "fair price" requirement. In general, the fair-price requirement provides that in a two-step acquisition transaction, the interested shareholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the corporation's shares in the first step. The restrictions contained in this statute will not apply to any person who is a shareholder prior to the consummation of the Offering (such as the Investor Group).

 ARTICLES OF INCORPORATION AND BYLAWS.

  Board of Directors; Removal; Filling Vacancies. The Articles of Incorporation and Bylaws provide that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the Board of Directors will consist of seven directors, three of whom will be independent. The number of directors may be increased or decreased by resolution adopted by a majority of the Board of Directors. The shareholders shall be entitled to vote on the election or removal of directors, with each share entitled to one vote, although a director elected by a particular class of Common Stock may only be removed by the holders of such class of Common Stock. See "--Common Stock."

  The Bylaws provide that, subject to any rights of the Preferred Stock, and unless the Board of Directors otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum. Accordingly, the Board of Directors could temporarily prevent any shareholder from enlarging the Board of Directors and from filling the new directorships with such shareholder's own nominees. A vacancy resulting from an increase in the number of directors also must be filled by action of a majority of the entire Board of Directors.

  Amendment. In general, the Articles of Incorporation may be amended by a vote of two-thirds of the votes entitled to vote on the amendment at a properly called shareholder meeting, although the Articles of Incorporation may be amended to increase the number of authorized shares of Common Stock by a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment. Further, neither the Articles of Incorporation nor the Bylaws may be amended to alter the voting provisions with respect to the Class A Common Stock and the Class B Common Stock in any manner that would adversely affect the voting rights of the holders of such shares without the consent of a majority of the holders of the potentially affected class of Common Stock voting as a single voting group. The Company's Bylaws may be amended by a majority of the Board of Directors or by the vote of the holders of at least two-thirds of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment.

  Directors and Officers Indemnification. The Company's Articles of Incorporation provide for indemnification of directors to the fullest extent permitted by Georgia law and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty and the duty of care. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Pursuant to its Articles of Incorporation, the Company may indemnify its officers, employees, agents and other persons to the fullest extent permitted by Georgia law. The Company's Bylaws obligate the Company, under certain circumstances, to advance expenses to its directors and officers in defending an action, suit or proceeding for which indemnification may be sought. The Company has entered into Indemnification Agreements with certain of its directors and officers. See "Management--Indemnification Agreements."

  The Company's Bylaws also provide that the Company shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or who, while a director, officer, employee or agent, is or was serving as a director, officer, trustee, general partner, employee or agent of one of the Company's subsidiaries or, at the request of the Company, of any other organization, against any liability asserted against such person or incurred by such person in any such capacity, where the Company would have the power to indemnify such person against such liability under Georgia law. The Company intends to purchase and maintain such insurance on behalf of all of its directors and executive officers.

  Ability to Consider Other Constituencies. The Articles of Incorporation permit the Board of Directors, in determining what is believed to be in the best interests of the Company, to consider the interests of the employees, customers, suppliers and creditors of the Company, the communities in which offices or other establishments of the Company are located and all other factors the directors consider pertinent, in addition to considering the effects of any actions on the Company and its shareholders.

OTHER MATTERS

  The transfer agent and registrar for the Company's Class A Common Stock is SunTrust Bank, Atlanta, Georgia.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

  Set forth below is a description of the Credit Facilities, which will remain outstanding following consummation of the Offering. The summaries set forth below are qualified in their entirety by reference to the text of the agreements relating to the Credit Facilities, which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

WORKING CAPITAL FACILITY

  The Company has established the Working Capital Facility with General Electric Capital Corporation (the "Lender") under which the Company may obtain up to $100.0 million in loans and letters of credit subject to, among other conditions, the Company's having adequate eligible inventory and unsold accounts receivable to support such credit extensions and the absence of any defaults. The Company's obligations under the Working Capital Facility are secured by all of the inventory, equipment and other personal property of the Company. The Working Capital Facility is provided under a credit agreement between the Company and the Lender (the "Credit Agreement") which obligates the Company, among other things, to comply with certain affirmative, negative and financial covenants.

  The Working Capital Facility terminates on November 21, 2001, and all borrowings thereunder mature on that date, subject to earlier termination and acceleration by the Lender upon the occurrence by any event of default specified in the Credit Agreement. The Company may prepay in full all borrowings under the Working Capital Facility and terminate the Working Capital Facility at any time, but a prepayment fee may be owing by the Company to the Lender if the Working Capital Facility is prepaid in full and terminated prior to April 29, 1999, subject to certain exceptions.

  The Company is obligated to pay a monthly unused line fee for the Working Capital Facility. Borrowings under the Working Capital Facility bear interest at a monthly-adjustable rate (based on LIBOR), plus a margin, which margin may decrease depending upon the Company's financial performance for its most recently completed fiscal period and is subject to increase during any default. The Company may also fix the interest rate for periods of one to three months as provided in the Credit Agreement.

  At February 28, 1997, borrowings under the Working Capital Facility were $29.8 million, and the interest rate was 7.69%.

ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM

  In April 1996, the Company commenced an accounts receivable securitization program (the "Securitization Program") that provides the Company with up to $50.0 million of funding from the sale of trade accounts receivable generated by the Company; however, the sum of its outstanding borrowings and letters of credit under the Working Capital Facility, including outstanding fundings under the Securitization Program, may not exceed $100.0 million at any one time.

  In connection with the Securitization Program, the Company formed a special-purpose, wholly-owned subsidiary, Pameco Securitization Corporation ("PSC"), to serve as the purchaser of accounts receivable of the Company. The Company and PSC, in turn, entered into a receivables purchase and servicing agreement (the "Purchase Agreement") with Redwood Receivables Corporation (the "Purchaser") and the Lender as operating agent, both of which are unaffiliated with the Company.

  Under the Securitization Program, PSC purchases from the Company and pools, on at least a weekly basis, accounts receivable and related rights (the "Pool") for a cash purchase price equal to the outstanding balance of such receivables at the time of such sale (less PSC's anticipated financing costs and less the amount of certain doubtful or delinquent accounts). The Purchaser, in turn, purchases each Pool from PSC by investing cash in PSC, up to a maximum outstanding investment of $50.0 million at any one time for all such purchases, which entitles the Purchaser to an agreed upon investment yield (based on the Purchaser's cost of funds plus a margin) and to the repayment of its investment if it ceases purchasing additional Pools of receivables from PSC. PSC, in turn, uses the proceeds of its sale of Pools to the Purchaser to finance its purchase of such Pools from the Company as well as to make periodic loans to the Company. Daily collections on the sold receivables are controlled and administered by the Company acting as servicer for PSC and the Purchaser, and after reservation of the Purchaser's accrued investment yield, are automatically reinvested and used to pay for the purchase of new Pools of receivables from the Company. PSC is obligated to pay a monthly unused facility fee to the Purchaser for the Securitization Program.

  As of February 28, 1997, the Purchaser's aggregate outstanding investment under the Securitization Program was $30.5 million, and the interest rate was 6.89%.

  The Purchase Agreement specifies several events of termination that would permit the Purchaser to cease purchasing additional Pools of receivables from PSC. The Purchase Agreement also specifies certain events of servicer termination that would permit the Purchaser to take control of collections on the sold receivables. Moreover, the Purchaser's obligation to continue to purchase additional Pools of receivables terminates on November 21, 2001. PSC may also terminate its sale of additional Pools of receivables to the Purchaser on not less than 90 days' prior written notice to the Purchaser. Upon the termination of Purchaser's purchase of additional Pools of receivables from PSC, Purchaser's investment in the Pools will be repaid from future collections on the sold receivables in such Pools.

  If the Purchaser ceases purchasing additional Pools of receivables from PSC, so that its outstanding investment was reduced by collections on previously sold receivables, the Company expects that it would seek to borrow a sufficient sum under its Working Capital Facility to permit PSC to repay all amounts owing to the Purchaser with respect to its investment under the Securitization Program. However, the occurrence of certain events of termination or events of servicer termination under the Purchase Agreement may also constitute events of default under the Working Capital Facility, which would permit the Lender to withhold future loans to the Company. If the Company were not able to borrow sufficient sums under the Working Capital Facility (or otherwise obtain the funding necessary) to refinance the Purchaser's investment in the Pools of receivables previously sold to it under the Securitization Program, then control of collections on the receivables in such Pools could remain with the Purchaser until it recovered its investment in such Pools.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Immediately after completion of the Offering, the Company will have 7,858,680 shares of Common Stock outstanding, of which the 3,075,541 shares of Class A Common Stock sold pursuant to the Offering will be freely tradeable without restriction or further registration under the Securities Act, except those shares acquired by "affiliates" of the Company as that term is defined under the Securities Act. Holders of the remaining shares will be eligible to sell such shares pursuant to Rule 144 ("Rule 144") under the Securities Act at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144.

  The Company, its officers, directors and certain other shareholders including the Selling Shareholder, who collectively are the beneficial owners of an aggregate of 1,348,337 shares of Class A Common Stock and 4,046,346 shares of Class B Common Stock have agreed with the Underwriters, except with the prior written consent of DLJ, not to offer, sell, pledge, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of directly or indirectly any shares of Common Stock of the Company or any securities convertible into or exercisable or exchangeable for Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any Common Stock for a period of 180 days after the date of this Prospectus. Upon the expiration of such 180 day period, such holders will in general be entitled to dispose of their shares, although the shares of Common Stock held by affiliates of the Company will continue to be subject to the restrictions of Rule 144.

  In addition, the Company may issue shares of Class A Common Stock (and may consider filing a registration statement with respect to such shares) in connection with potential future business acquisitions and resales of such shares by the recipients. Shares so registered could be sold in the public market. No predictions can be made as to the effect, if any, that market sales of such shares or the availability of such shares for sale will have on the market price for shares of Class A Common Stock prevailing from time to time. Sales of substantial amounts of shares of Common Stock in the public market following the Offering could adversely affect the market price of the Class A Common Stock and could impair the Company's future ability to raise capital through an offering of equity securities.

                                  UNDERWRITING

  Subject to the terms and conditions contained in the Underwriting Agreement, a syndicate of underwriters named below (the "Underwriters"), for whom DLJ, Robinson-Humphrey and Schroder Wertheim & Co. Incorporated ("Schroder Wertheim") are acting as representatives, have severally agreed to purchase from the Company and the Selling Shareholder an aggregate of 3,075,541 shares of Class A Common Stock. The number of shares of Class A Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below.

                                                                        NUMBER
                                UNDERWRITERS                           OF SHARES
      Donaldson, Lufkin & Jenrette Securities Corporation.............
      The Robinson-Humphrey Company, Inc..............................
      Schroder Wertheim & Co. Incorporated............................
                                                                          ---
          Total.......................................................
                                                                          ===

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Class A Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Class A Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares (other than those covered by the over-allotment option described below) must be so purchased. The offering price and underwriting discounts and commissions per share for shares of Class A Common Stock offered by the Company and the Selling Shareholder are identical.

  The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect hereof.

  The Representatives have advised the Company that the Underwriters propose to offer the shares of Class A Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price, less a concession not
in excess of $   per share. The Underwriters may allow, and such dealers may
re-allow, discounts not in excess of $    per share to any other Underwriter
and certain other dealers. After the Offering, the offering price and other selling terms may be changed by the Underwriters.

  The Company has granted to the Underwriters an option to purchase up to an aggregate of 461,331 additional shares of Class A Common Stock, at the initial public offering price less underwriting discounts and commissions, solely to cover over-allotments. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Representatives exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of shares proportionate to such Underwriter's initial commitment as indicated in the preceding tables.

  The Company, its officers, directors and certain other shareholders, including the Selling Shareholder, who collectively are the beneficial owners of an aggregate of 1,348,337 shares of Class A Common Stock and 4,046,346 shares of Class B Common Stock have agreed with the Underwriters, except with the prior written consent of DLJ, not to offer, sell, pledge, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of directly or indirectly any shares of Common Stock of the Company or any securities convertible into or exercisable or exchangeable for Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any Common Stock for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

  No action has been taken in any jurisdiction by the Company, the Selling Shareholder or the Underwriters that would permit a public offering of the Class A Common Stock offered pursuant to the Offering in any jurisdiction where action for that purpose is required, other than the United States. The distribution of this Prospectus and the offering or sale of the shares of Class A Common Stock offered hereby in certain jurisdictions may be restricted by law. Accordingly, the shares of Class A Common Stock offered hereby may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the Class A Common Stock may be distributed or published, in or from any jurisdiction, except under circumstances that will result in compliance with applicable rules and regulations of any such jurisdiction. Such restrictions may be set out in applicable Prospectus supplements. Persons into whose possession this Prospectus comes are required by the Company, the Selling Shareholder and the Underwriters to inform themselves about and to observe any applicable restrictions. This Prospectus does not constitute an offer of, or an invitation to subscribe for purchase of, any shares of Class A Common Stock and may not be used for the purpose of an offer to, or solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorized or is unlawful.

  The Representatives have informed the Company that the Underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares of Class A Common Stock offered by them and the sales to discretionary accounts by the Representatives will be less than one percent of the total number of shares of Class A Common Stock offered by them.

  A portion of the shares offered hereby will be reserved for sale to certain employees, suppliers and customers of the Company and its subsidiaries, and other persons designated by the Company, and the number of shares offered to the public hereby will be reduced to the extent those persons purchased such shares. The price per share of the shares to be sold to these persons will be the same as the price to the public in the Offering. The maximum investment of any such person may be limited by the Company in its sole discretion. This program will be administered by Robinson-Humphrey. The number of shares to be sold under this program shall not exceed five percent of the number of shares of Class A Common Stock offered in connection with the Offering.

  Prior to the Offering, there has been no public market for the shares of Class A Common Stock. The initial public offering price has been negotiated among the Company, the Selling Shareholder and the Representatives. Among the factors considered in determining the initial public offering price of the Class A Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, shares of Class A Common Stock in the open market to cover syndicate shorts or to stabilize the price of the Class A Common Stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Class A Common Stock in the Offering, if the syndicate repurchases previously distributed Class A Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Class A Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Representatives have informed the Company and the Selling Shareholder that the Underwriters do not intend to confirm sales of shares of Class A Common Stock offered hereby to accounts over which they exercise discretionary authority.

  Pameco has applied to list the Class A Common Stock on The New York Stock Exchange under the symbol "PCN."

  Each of DLJ and Robinson-Humphrey from time to time perform investment banking and other financial services for the Company and its affiliates for which DLJ and Robinson-Humphrey receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for such services.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Balance Sheet as of November 30, 1996....................................   F-2
Statements of Income for the nine months ended November 30, 1995 and
 1996....................................................................   F-3
Statement of Shareholders' Equity for the nine months ended November 30,
 1996....................................................................   F-4
Statements of Cash Flows for the nine months ended November 30, 1995 and
 1996....................................................................   F-5
Notes to Condensed Consolidated Financial Statements.....................   F-6
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Auditors...........................................  F-11
Balance Sheets as of February 28, 1995 and February 29, 1996.............  F-12
Statements of Income for the years ended February 28, 1994, February 28,
 1995 and February 29, 1996..............................................  F-13
Statements of Shareholders' Equity for the years ended February 28, 1994,
 February 28, 1995 and February 29, 1996.................................  F-14
Statements of Cash Flows for the years ended February 28, 1994, February
 28, 1995 and February 29, 1996..........................................  F-15
Notes to Consolidated Financial Statements...............................  F-16

                               PAMECO CORPORATION

                      CONDENSED CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                   NOVEMBER 30,
                                                                       1996
                                                                   ------------
                                                                   (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.......................................   $    119
  Accounts receivable, less allowance of $2,368 ..................     20,146
  Inventories.....................................................    102,937
  Prepaid expenses and other current assets.......................        555
                                                                     --------
    Total current assets..........................................    123,757
Property, plant and equipment, net................................      5,200
Excess of cost over acquired net assets, net......................      5,167
Other assets......................................................        620
Deferred tax asset................................................      1,753
                                                                     --------
    Total assets..................................................   $136,497
                                                                     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................................   $ 36,760
  Accrued compensation and withholdings...........................      5,267
  Other accrued liabilities and expenses..........................     13,338
  Current portion of capital lease obligations and other debt.....        528
  Notes payable to affiliate......................................     22,500
                                                                     --------
    Total current liabilities.....................................     78,393
Long-term liabilities:
  Debt............................................................     34,510
  Debt to shareholders............................................      4,500
  Capital lease obligations.......................................         60
  Warranty reserves and other.....................................      2,168
                                                                     --------
    Total long-term liabilities...................................     41,238
Excess of acquired net assets over cost, net......................      6,529
Shareholders' equity:
  Common stock, $.01 par value--authorized 6,875,000; 6,250,000
   shares issued and outstanding..................................         63
  Capital in excess of par value..................................        937
  Retained earnings...............................................     19,837
                                                                     --------
                                                                       20,837
  Less treasury stock at cost--1,250,000 shares...................    (10,500)
                                                                     --------
    Total shareholders' equity....................................     10,337
                                                                     --------
    Total liabilities and shareholders' equity....................   $136,497
                                                                     ========

See accompanying notes.

                               PAMECO CORPORATION

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      NINE MONTHS  NINE MONTHS
                                                         ENDED        ENDED
                                                      NOVEMBER 30, NOVEMBER 30,
                                                          1995         1996
                                                      ------------ ------------
                                                             (UNAUDITED)
Net sales...........................................    $267,726     $297,139
Cost of products sold...............................     205,535      225,120
                                                        --------     --------
  Gross profit......................................      62,191       72,019
Warehousing, selling, and administrative expenses...      51,452       59,769
Amortization of excess of acquired net assets over
 cost...............................................        (918)        (918)
                                                        --------     --------
Operating income....................................      11,657       13,168
Other expenses:
  Interest expense, net.............................      (3,550)      (3,519)
  Other expense, net................................         (59)         (20)
                                                        --------     --------
Income before income taxes..........................       8,048        9,629
Provision for income taxes..........................       1,433        1,862
                                                        --------     --------
Net income..........................................       6,615        7,767
Redeemable preferred stock dividends................         395          424
                                                        --------     --------
Net income applicable to common shareholders........    $  6,220     $  7,343
                                                        ========     ========
Net income per share................................    $    .94     $   1.12
                                                        ========     ========
Weighted average common and common equivalent shares
 outstanding........................................       6,608        6,535
                                                        ========     ========

See accompanying notes.

                               PAMECO CORPORATION

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                      NINE MONTHS ENDED NOVEMBER 30, 1996
                                 (IN THOUSANDS)

                          COMMON STOCK   CAPITAL IN
                          -------------- EXCESS OF  RETAINED TREASURY
                          SHARES  AMOUNT PAR VALUE  EARNINGS  STOCK     TOTAL
                          ------  ------ ---------- -------- --------  --------
                                              (UNAUDITED)
Balances at February 29,
 1996...................   6,250   $ 63     $937    $12,494  $    --   $ 13,494
  Purchase of 1,250,000
   treasury shares......  (1,250)   --       --         --    (10,500)  (10,500)
  Net income............     --     --       --       7,343       --      7,343
                          ------   ----     ----    -------  --------  --------
Balances at November 30,
 1996...................   5,000   $ 63     $937    $19,837  $(10,500) $ 10,337
                          ======   ====     ====    =======  ========  ========

See accompanying notes.

                               PAMECO CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                     NINE MONTHS  NINE MONTHS
                                                        ENDED        ENDED
                                                     NOVEMBER 30, NOVEMBER 30,
                                                         1995         1996
                                                     ------------ ------------
                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..........................................  $   6,220    $   7,343
Adjustments to reconcile net income to net cash
 (used in) provided by operating activities:
  Amortization of excess of acquired net assets over
   cost.............................................       (918)        (918)
  Depreciation and other amortization...............        675          860
  Loss (gain) on sale of property, plant and
   equipment........................................        387          (17)
  Changes in operating assets and liabilities, net
   of assets acquired:
    Accounts receivable.............................     (7,963)      21,352
    Inventories, prepaid expenses and other assets..      8,783       (8,179)
    Accounts payable and accrued liabilities........     (9,865)       2,840
                                                      ---------    ---------
Net cash (used in) provided by operating
 activities.........................................     (2,681)      23,281
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment..........       (875)      (1,504)
Proceeds from sale of property, plant and
 equipment..........................................         35           34
Business acquisitions...............................        --       (27,477)
                                                      ---------    ---------
Net cash used in investing activities...............       (840)     (28,947)
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on working capital facility..............    278,725      297,457
Repayments of working capital facility..............   (269,829)    (296,377)
Borrowings of long-term debt........................        --        22,500
Repayment of subordinated notes.....................     (5,000)      (3,000)
Repayments of other debt............................       (373)        (410)
Redemption of preferred stock.......................        --        (4,000)
Purchase of treasury stock..........................        --       (10,500)
                                                      ---------    ---------
Net cash provided by financing activities...........      3,523        5,670
                                                      ---------    ---------
Net increase in cash and cash equivalents...........          2            4
Cash and cash equivalents at beginning of period....        120          115
                                                      ---------    ---------
Cash and cash equivalents at end of period..........  $     122    $     119
                                                      =========    =========
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING
 ACTIVITIES
Acquisition of equipment under capital lease
 obligations........................................  $     255    $     --
                                                      =========    =========

See accompanying notes.

                              PAMECO CORPORATION

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                               NOVEMBER 30, 1996

1. BASIS OF PRESENTATION

  The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended November 30, 1996 are not necessarily indicative of the results that may be expected for the year ended February 28, 1997.

  The Company's operating results vary significantly from quarter to quarter. Sales increase during the warmer months beginning in April and peak in the months of June, July and August. Historically, the Company's second fiscal quarter has accounted for 33% of its sales and greater than 80% of its annual operating earnings.

  Sales of heating, ventilation and air conditioning ("HVAC") and refrigeration equipment and replacement components are also affected by national weather patterns and seasonal equipment start-ups. Warmer than normal summer temperatures or colder than normal winter temperatures cause increased stress on cooling and heating equipment. Increased stress on equipment produces higher failure rates and therefore increased sales volume of replacement equipment. Start-up modes for inactive equipment also produce higher failure rates and an increase in replacement business on a seasonal basis. Management believes the Company's national branch coverage mitigates much of the risk associated with regional or local weather patterns.

  In February 1997, the Company commenced plans to offer up to 3.0 million newly issued shares of Class A Common Stock in an initial public offering ("IPO").

2. EARNINGS PER SHARE

  Historical earnings per share was computed using the requirements of Accounting Principles Board Opinion No. 15 and SEC Staff Accounting Bulletin No. 83.

  Pursuant to SEC Staff Accounting Bulletin No. 83, common stock and common stock equivalents issued at prices equal to or below the assumed initial public offering price per share ("cheap stock") during the twelve month period immediately preceding the initial filing date of the Company's Registration Statement for its public offering (March 26, 1997) have been included in historical earnings per share as if outstanding for all periods presented (using the treasury stock method at the assumed initial public offering price).

  Retroactive restatement has been made to all disclosures of shares, weighted average shares and net income per share for the one share for two shares reverse stock split effected on October 16, 1996 and the 1.25 shares for one share stock split effected on May , 1997. (See Note 6)

3. ACQUISITIONS

  On May 2, 1996, the Company acquired Chase Supply Company ("Chase") for approximately $3.2 million in cash in an asset purchase transaction. Chase is a six branch wholesale distributor of refrigeration and HVAC equipment and supplies in the greater Chicago area.

  On November 22, 1996, the Company acquired certain assets of Sid Harvey Industries, Inc. ("Sid Harvey") for $23.3 million in cash. The Sid Harvey acquisition consisted of 52 branches which sell refrigeration and HVAC equipment and supplies throughout the southeastern United States.

  Both acquisitions were accounted for under the purchase method of accounting. The results of the operations of the acquired companies are included in the consolidated statement of income as of the acquisition date. The

                               PAMECO CORPORATION

                               NOVEMBER 30, 1996


3. ACQUISITIONS--(CONTINUED)

assets and liabilities of the acquired companies are included in the Company's consolidated balance sheet based on a preliminary allocation of their estimated fair values on the date of acquisition.

  Summary unaudited pro forma results of operations for the acquisition of the Sid Harvey and Chase branches are as follows:

                                               NINE MONTHS ENDED
                                     ---------------------------------------
                                        NOVEMBER 30,         NOVEMBER 30,
                                            1995                 1996
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
   Net sales........................   $          314,850   $          339,513
                                       ==================   ==================
   Net income applicable to Common
    shareholders....................   $            6,566   $            6,842
                                       ==================   ==================
   Net income per common share......   $              .99   $             1.05
                                       ==================   ==================
   Weighted average common and
    common equivalent shares
    outstanding.....................                6,608                6,535
                                       ==================   ==================

  The above unaudited pro forma results of operations give effect to the acquisitions as if they had occurred on March 1, 1995. The pro forma adjustments for the acquisitions are based upon available information and certain assumptions that management believes reasonable. The adjustments to the historical data reflect the following: (i) increasing general and administrative costs to reflect the incremental amount of costs the Company estimates it would have incurred over the applicable time period; (ii) interest expense assuming the Company financed the transaction at a rate of 7.3%, the Company's weighted average borrowing rate; (iii) amortizing the excess of cost over acquired net assets; (iv) adjusting income taxes on the earnings of the acquirees to reflect the Company's effective income tax rate; and (v) recording the income tax effect of the pro forma adjustments.

  These unaudited pro forma results of operations do not purport to represent what the Company's actual results of operations would have been if the acquisition had occurred on March 1, 1995, and should not serve as a forecast of the Company's operating results for any future periods. The pro forma adjustments are based solely upon certain assumptions that management believes are reasonable under the circumstances at this time. However, the full impact of potential cost savings has not been reflected in the pro forma results presented above, although there can be no assurances such cost savings will be achieved. Subsequent adjustments are expected upon final determination of the allocation of the purchase price.

4. DEBT

   The components of debt are as follows:

                                                              NOVEMBER 30,
                                                                  1996
                                                              ------------
                                                               (IN THOUSANDS)
   Working capital facility..................................   $ 34,510
   Junior subordinated notes.................................      4,500
   Notes payable to affiliates...............................     22,500
   Other.....................................................         31
                                                                --------
                                                                  61,541
   Less current portion of debt..............................    (22,531)
                                                                --------
                                                                $ 39,010
                                                                ========

                              PAMECO CORPORATION

                               NOVEMBER 30, 1996


4. DEBT--(CONTINUED)

  On April 29, 1996, the Company entered into an asset securitization lending arrangement (the "Securitization Program") with General Electric Capital Corporation, Redwood Receivables Corporation ("Redwood"), and Pameco Securitization Corporation. The capital commitment for the program was $40 million and the borrowing rate was the Redwood Receivables Commercial Paper rate plus 1.50%. At November 30, 1996, this rate was 6.885%. The Securitization Program is an off-balance sheet arrangement that provides for the transfer and sale of accounts receivable to a special-purpose wholly-owned subsidiary that issues commercial paper on the Company's behalf.

  On January 24, 1997, the Company amended the Securitization Program to increase the commitment to $50 million, increase the availability under the program, and permit the transfer and sale of receivables generated by the branches acquired from Sid Harvey. In accordance with the credit agreement, if certain conditions are met, the Company can reduce the rate of interest incrementally down to Redwood's Commercial Paper rate plus 1.25%.

  On April 29, 1996, the Company amended its existing collateral-based revolving line of credit (the "Working Capital Facility") to increase the commitment to $30 million and to extend the expiration date to April 29, 2001. Interest is computed using the 30-day LIBOR rate plus 2.25%, with an option for the Company to fix up to five tranches of debt using the 60-day LIBOR or 90-day LIBOR rate plus 2.25%. At November 30, 1996, this rate was 7.625%.

  On November 21, 1996, the Company amended the Working Capital Facility to increase the commitment to $50 million and extend the expiration date of both the Securitization Program and the Revolving Credit Line until November 21, 2001.

  The junior subordinated notes and subordinated notes pay interest quarterly at the prime rate and mature on September 1, 2001 and November 1, 2001, respectively. During the nine month period ended November 30, 1996, the Company repaid $3 million of such debt.

  On November 7, 1996, the Company borrowed $15 million from Terfin International, Ltd. ("Terfin"), an affiliate of a shareholder of the Company, and in exchange issued a promissory note to Terfin in the same amount (the "Note"). The Note pays interest at a rate of 12.5% per annum and is subordinate to the Securitization Program and the Working Capital Facility. The maturity date on the Note was December 31, 1996. On November 21, 1996, the Note was amended to extend the maturity date to February 28, 1997. At the Company's option, the maturity date of the Note may be further extended to June 30, 1997. On January 13, 1997, the Company repaid $900,000 of principal on the Note with the proceeds from sales of Common stock to certain members of the Board of Directors. On February 28, 1997, the Company exercised its option to extend the maturity of the Note to June 30, 1997.

  The Note includes the issuance of 62,500 detachable stock purchase warrants to purchase 62,500 shares of the Company's Common stock at $8.40 per share, all of which are currently vested. The amount assigned to the warrants and to the related debt discount was not material.

  On November 21, 1996, the Company borrowed $7.5 million from Terfin. The note accrues interest at a rate of 12.5% per annum and is subordinate to the senior indebtedness. The maturity date on the note is March 31, 1997. On February 3, 1997, the Company paid the entire principal and interest due on the note.

                              PAMECO CORPORATION

                               NOVEMBER 30, 1996

5. PREFERRED STOCK

  On November 14, 1996, the Company redeemed all outstanding shares of its Preferred stock for $4 million. Accrued and unpaid dividends of $424,000 were paid during the nine months ended November 30, 1996.

6. SHAREHOLDER'S EQUITY

 COMMON STOCK

  On May 6, 1996, the Company adopted a stock option plan for outside directors which provides for the granting of 62,500 stock options to outside members of the Company's Board of Directors. All options under this plan vest upon grant. At November 30, 1996, 25,000 options were outstanding under the plan at $6.40 per option.

  On October 16, 1996, the Company amended its certificate of incorporation to increase the authorized Common stock to 13,750,000 shares, retain the par value of $.01 per share, and to provide a one share for two shares reverse Common Stock split.

  On November 14, 1996, the Company acquired 1,250,000 shares of its outstanding common stock for $8.40 per share for an aggregate cost of $10.5 million.

  On February 4, 1997, the Company amended its employee stock option plan to increase the number of options under such plan from 437,500 to 750,000. The stock options, when issued, vest incrementally over a three year period and expire five years from the date of grant. At November 30, 1996, 383,501 options were outstanding under the plan to purchase shares of Class A Common stock at prices ranging from $.88 to $8 per share.

  On April 16, 1996, the Company's Board of Directors ratified the Company's stock option grants to the Company's Chief Executive Officer ("CEO") on April 16, 1996. In addition, on May 5, 1996, the Company granted its CEO options to purchase an additional 46,875 shares at a price of $6.40 per share. The Plan covers 468,750 stock options at a price of $6.40 per option which vest over a five year period and are subject to the Company's stock attaining specified prices before certain shares vest. At November 30, 1996, 68,750 stock options were vested. However, any unvested stock options vest immediately upon the consummation of an initial public offering of the Company.

  The Company was formed in March 1997. On May , 1997, Pameco Holdings, Inc. ("PHI") and Pameco Corporation, both Delaware corporations, were merged with and into the Company, and in connection therewith the shareholders of PHI received 1.25 shares of the Company's Class A Common stock or Class B Common stock, as agreed upon among themselves, for each share of Class A Common stock and Class B Common stock of PHI held by them immediately prior to the merger. The Company's Class A Common stock entitles its holder to one vote per share, whereas the Class B Common stock generally entitles its holder to ten votes per share.

  Retroactive restatement has been made to all disclosures of shares, weighted average shares and net income per share disclosures for the reverse split effected on October 16, 1996 and the stock split effected on May , 1997.

 STOCK-BASED COMPENSATION

  In October 1995, the Financial Accounting Standards Board issued Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). The Company has elected to continue following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and related interpretations in accounting for its employee stock options. The Company will adopt the disclosure requirements of SFAS No. 123 in the year ended February 28, 1997. Under APB No. 25, when the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                              PAMECO CORPORATION

                               NOVEMBER 30, 1996


7. CONTINGENCIES

  On November 18, 1996, United Refrigeration, Inc. ("United"), a competitor of the Company, filed suit against Pameco in the United States District Court for the Eastern District of Pennsylvania claiming that Pameco had tortiously interfered with United's alleged oral contract to purchase Sid Harvey's southeastern business operations (the "Southeastern Assets"). United asserted that beginning on or about August 23, 1996, it met with Sid Harvey and thereafter negotiated an agreement (allegedly finalized on or about October 24, 1996) to purchase the Southeastern Assets for approximately $26 million and that Pameco tortiously interfered with this alleged oral contract by offering "substantial inducements" to Sid Harvey and by itself purchasing the Southeastern Assets. In the alternative, United claims that, should the oral agreement be deemed unenforceable, Pameco tortiously interfered with United's prospective contractual relations with Sid Harvey. On February 18, 1997, United filed an amended complaint adding Sid Harvey as a defendant. In the amended complaint, United claims that Sid Harvey (i) breached its oral agreement to sell the Southeastern Assets to United; (ii) committed fraud in the inducement of that alleged oral contract; (iii) negligently misrepresented certain facts concerning the sale of the operations and Sid Harvey's intention to carry out the sale of those assets and (iv) was unjustly enriched by certain information obtained from United during the United-Sid Harvey negotiations.

  Although the amended complaint does not demand specified damages, it asserts that United should recover the "loss of its bargain," which United estimates to exceed $3 million annually for an unspecified number of years. Upon consummation of the Southeastern Assets acquisition, Pameco agreed, based on certain written representations made by Sid Harvey about the status of its discussions with United, to indemnify Sid Harvey against all liabilities arising out of any action filed by United in connection with the purchase of the Southeastern Assets.

  On July 5, 1996, three former employees filed suit against Pameco and a Company supervisor in the Superior Court of the State of California, County of Stanislaus, alleging various tortious acts and that the Company maintained a hostile work environment. The suit also asserts that in permitting the alleged harassment of the plaintiffs by its supervisor, Pameco violated the California Fair Employment Housing Act by failing to provide a harassment free work place. The plaintiffs have cumulatively sought $1.8 million in damages, including $1.5 million in punitive damages, from Pameco.

  In addition, the Company is, from time to time, a party to other litigation arising in the normal course of its business.

  Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the Company's business and results of operations.

  The following report is in the form that will be signed upon the completion of the restatement of capital accounts and the merger described in the last paragraph of Note 9 to the financial statements.

                                          Ernst & Young LLP

Atlanta, Georgia
March 26, 1997

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors Pameco Corporation

  We have audited the accompanying consolidated balance sheets of Pameco Corporation (formerly Pameco Holdings, Inc.) as of February 28, 1995 and February 29, 1996, and the related statements of income, shareholder's equity and cash flows for each of the three years in the period ended February 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pameco Corporation at February 28, 1995 and February 29, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 29, 1996.

                                          Ernst & Young LLP

Atlanta, Georgia
April 26, 1996, except for
 Note 8 as to which the date
 is May 2, 1996 and the last
 paragraph of Note 9 as to
 which the date is      ,
 1997

                               PAMECO CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                      FEBRUARY 28, FEBRUARY 29,
                                                          1995         1996
                                                      ------------ ------------
ASSETS
Current assets:
  Cash and cash equivalents..........................   $    120     $    115
  Accounts receivable, less allowance of $2,125 at
   February 28, 1995 and $1,878 at February 29,
   1996..............................................     33,002       36,273
  Inventories........................................     87,267       76,352
  Prepaid expenses and other current assets..........      1,194          897
                                                        --------     --------
    Total current assets.............................    121,583      113,637
Property, plant and equipment, net...................      2,957        3,333
Other assets.........................................        424          444
Deferred tax asset...................................        --         1,753
                                                        --------     --------
    Total assets.....................................   $124,964     $119,167
                                                        ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................   $ 41,338     $ 32,660
  Accrued compensation and withholdings..............      4,292        6,205
  Other accrued liabilities and expenses.............     12,327       11,808
  Current portion of capital lease obligations and
   other debt........................................        494          581
                                                        --------     --------
    Total current liabilities........................     58,451       51,254
Long-term liabilities:
  Debt...............................................     29,974       33,438
  Debt to shareholders...............................     13,500        7,500
  Capital lease obligations..........................        744          409
  Warranty reserves and other........................      1,624        1,625
                                                        --------     --------
    Total long-term liabilities......................     45,842       42,972
Excess of acquired net assets over cost, net.........      8,671        7,447
Preferred stock, $1 par value--authorized 25,000
 shares; 4,000 shares issued and outstanding
 (liquidation preference $1,000 per share)...........      4,000        4,000
Shareholders' equity:
  Common stock, $.01 par value--authorized shares;
   6,250,000 shares issued and outstanding...........         63           63
  Capital in excess of par value.....................        937          937
  Retained earnings..................................      7,000       12,494
                                                        --------     --------
    Total shareholders' equity.......................      8,000       13,494
                                                        --------     --------
    Total liabilities and shareholders' equity.......   $124,964     $119,167
                                                        ========     ========

See accompanying notes.

                               PAMECO CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                          YEAR ENDED   YEAR ENDED   YEAR ENDED
                                         FEBRUARY 28, FEBRUARY 28, FEBRUARY 29,
                                             1994         1995         1996
                                         ------------ ------------ ------------
Net sales..............................    $338,034     $323,152     $334,537
Cost of products sold..................     259,028      243,887      255,301
                                           --------     --------     --------
 Gross profit..........................      79,006       79,265       79,236
Warehousing, selling, and
 administrative expenses...............      71,113       70,467       69,405
Amortization of excess of acquired net
 assets over cost......................      (1,224)      (1,224)      (1,224)
Severance..............................         --           --         1,230
                                           --------     --------     --------
Operating income.......................       9,117       10,022        9,825
Other income (expense):
  Interest expense, net................      (4,593)      (4,818)      (4,732)
  Other income (expense)...............         770          189         (482)
                                           --------     --------     --------
Income before income taxes.............       5,294        5,393        4,611
Provision (benefit) for income taxes...         585          575       (1,403)
                                           --------     --------     --------
Net income.............................       4,709        4,818        6,014
Redeemable preferred stock dividends...         621          547          520
                                           --------     --------     --------
Net income applicable to common
 shareholders..........................    $  4,088     $  4,271     $  5,494
                                           ========     ========     ========
Net income per share...................    $    .62     $    .65     $    .85
                                           ========     ========     ========
Weighted average number of common and
 common equivalent shares outstanding..       6,608        6,608        6,487
                                           ========     ========     ========

See accompanying notes.

                               PAMECO CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                             RETAINED
                                 COMMON STOCK   CAPITAL IN   EARNINGS
                                 -------------- EXCESS OF  (ACCUMULATED
                                 SHARES  AMOUNT PAR VALUE    DEFICIT)    TOTAL
                                 ------  ------ ---------- ------------ -------
Balances at February 28, 1993..  10,000   $100     $900      $(1,359)   $  (359)
  Reverse Common stock split--1
   share for 2 shares..........  (5,000)   (50)      50          --         --
  Common stock split--1.25
   shares for 1 share..........   1,250     13      (13)         --         --
                                 ------   ----     ----      -------    -------
Balances at February 28, 1993..   6,250     63      937       (1,359)      (359)
Net income.....................     --     --       --         4,088      4,088
                                 ------   ----     ----      -------    -------
Balances at February 28, 1994..   6,250     63      937        2,729      3,729
Net income.....................     --     --       --         4,271      4,271
                                 ------   ----     ----      -------    -------
Balances at February 28, 1995..   6,250     63      937        7,000      8,000
Net income.....................     --     --       --         5,494      5,494
                                 ------   ----     ----      -------    -------
Balances at February 29, 1996..   6,250   $ 63     $937      $12,494    $13,494
                                 ======   ====     ====      =======    =======

See accompanying notes.

                               PAMECO CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                          YEAR ENDED   YEAR ENDED   YEAR ENDED
                                         FEBRUARY 28, FEBRUARY 28, FEBRUARY 29,
                                             1994         1995         1996
                                         ------------ ------------ ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income.............................    $  4,088     $  4,271     $  5,494
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
  Amortization of excess of acquired
   net assets over cost................      (1,224)      (1,224)      (1,224)
  Depreciation and other amortization..         509          735          994
  (Gain) loss on sale of property,
   plant and equipment.................        (863)          38          332
  Changes in operating assets and
   liabilities:
    Accounts receivable................      (2,544)       2,231       (3,271)
    Inventories, prepaid expenses and
     other assets......................      (3,245)      (3,977)       9,458
    Accounts payable and accrued
     liabilities.......................       4,062         (756)      (7,283)
                                           --------     --------     --------
Net cash provided by operating
 activities............................         783        1,318        4,500
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and
 equipment.............................        (626)        (779)      (1,398)
Proceeds from sale of property, plant
 and equipment.........................         863          167          182
                                           --------     --------     --------
Net cash provided by (used in)
 investing activities..................         237         (612)      (1,216)
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on working capital
 facility..............................     356,271      339,817      342,729
Repayments on working capital
 facility..............................    (353,116)    (340,169)    (339,490)
Repayment on subordinated notes........      (4,000)         --        (6,000)
Repayments on other debt...............        (241)        (367)        (528)
Payment for other assets...............         (59)         --           --
                                           --------     --------     --------
Net cash used in financing activities..      (1,145)        (719)      (3,289)
                                           --------     --------     --------
Net decrease in cash and cash
 equivalents...........................        (125)         (13)          (5)
Cash and cash equivalents at beginning
 of year...............................         258          133          120
                                           --------     --------     --------
Cash and cash equivalents at end of
 year..................................    $    133     $    120     $    115
                                           ========     ========     ========
SUPPLEMENTAL DISCLOSURE OF NONCASH
 FINANCING ACTIVITIES
Acquisition of equipment under capital
 lease obligations.....................    $    722     $    880     $    255
                                           ========     ========     ========

See accompanying notes.

                              PAMECO CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               FEBRUARY 29, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

 PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of Pameco Corporation (formerly Pameco Holdings, Inc. and Pameco Corporation, both Delaware corporations) and its wholly-owned subsidiary (collectively the "Company"). All significant intercompany accounts and transactions have been eliminated.

 DESCRIPTION OF BUSINESS

  The Company is a nationwide wholesale distributor of heating, ventilation and air conditioning ("HVAC") and refrigeration equipment, with approximately 240 branches located in 43 states and Guam. The principal components of the Company's business are sales of heating, air conditioning, and refrigeration parts and equipment to the commercial and residential markets.

  The Company's operating results vary significantly from quarter to quarter. Sales increase during the warmer months beginning in April and peak in the months of June, July and August. Historically, the Company's second fiscal quarter has accounted for 33% of its sales and greater than 80% of its annual operating earnings.

  Sales of HVAC and refrigeration equipment and replacement components are also affected by national weather patterns and seasonal equipment start-ups. Warmer than normal summer temperatures or colder than normal winter temperatures cause increased stress on cooling and heating equipment. Increased stress on equipment produces higher failure rates and therefore increased sales volume of replacement equipment. Start-up modes for inactive equipment also produce higher failure rates and an increase in replacement business on a seasonal basis. Management believes the Company's national branch coverage mitigates much of the risk associated with regional or local weather patterns.

 CASH EQUIVALENTS

  For purposes of the accompanying statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

 INVENTORIES

  Inventories consist of finished goods held for resale and are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. During 1996, approximately 54% of all inventory purchases were made from eleven primary vendors. To help ensure adequate future inventory supply sources, the Company maintains supply relationships with several other vendors.

  The Company provided reserves for excess and idle inventory aggregating $3.0 million and $2.6 million as of February 28, 1995, and February 29, 1996, respectively.

 PROPERTY, PLANT AND EQUIPMENT

  Properties are recorded at cost and include expenditures for additions and major improvements. Expenditures for repairs and maintenance are charged to operations as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives for property, plant and equipment range from three to ten years.

 EXCESS OF ACQUIRED NET ASSETS OVER COST

  Excess of the acquired net assets over cost is being amortized on a straight-line basis over 10 years. Accumulated amortization of the excess of acquired net assets over cost was approximately $3.6 and $4.8 million at February 28, 1995 and February 29, 1996, respectively.

                              PAMECO CORPORATION

                               FEBRUARY 29, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS--(CONTINUED)

 USE OF ESTIMATES

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences could be material to the financial statements.

 CREDIT POLICY

  The Company performs periodic credit evaluations of its customers' financial condition and in some instances places liens on certain projects. Receivables are generally due within 30 days. Credit losses have been within management's expectations.

 INCOME TAXES

  The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 RECENT PRONOUNCEMENTS

  In March 1995, the Financial Accounting Standards Board issued Financial Accounting Standards Number 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which established accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, as well as for long-lived assets and certain identifiable intangibles to be disposed of. The Company will be required to adopt the new Standard in fiscal year 1997. Based on a preliminary evaluation of this Standard's requirements, management does not expect its effect to be material to the Company's financial position.

  In October 1995, the Financial Accounting Standards Board issued Financial Accounting Standards Number 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). The Company has elected to continue following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and related interpretations in accounting for its employee stock options. The Company will adopt the disclosure requirements of SFAS No. 123 in the year ending February 28, 1997. Under APB No. 25, when the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

 EARNINGS PER SHARE

  Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock and common stock equivalents issued at prices equal to or below the assumed initial public offering price per share ("cheap stock") during the twelve month period immediately preceding the initial filing date of the Company's Registration Statement for its public offering (March 26, 1997) have been included in historical earnings per share as if outstanding for all periods presented (using the treasury stock method at the assumed initial public offering price).

                              PAMECO CORPORATION

                               FEBRUARY 29, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS--(CONTINUED)

  The amounts computed for primary and fully diluted historical net income per share of common stock are the same in 1994, 1995 and 1996.

  Retroactive restatement has been made to all disclosures of shares, weighted average shares and net income per share disclosures for the one share for two shares reverse Common Stock split effected on October 16, 1996 and the 1.25 shares for one share stock split effected on May , 1997. (See Note 6)

 FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, and accounts payable approximate their fair values. The fair values of the Company's debt approximate the reported amounts in the consolidated balance sheets as their respective interest rates approximate the market rates for similar debt instruments.

 MANAGEMENT ADVISORY SERVICES

  The Company receives certain advisory services from Three Cities Research, Inc. Three Cities Research, Inc. is the investment advisor for certain investors who owned 71% and 68% of the stock of the Company at February 28, 1995 and February 29, 1996, respectively. Three Cities Research, Inc. is paid an annual fee of $50,000 for advisory services.

2. PROPERTY, PLANT AND EQUIPMENT

  The components of property, plant and equipment are as follows:

                                                       FEBRUARY 28, FEBRUARY 29,
                                                           1995         1996
                                                       ------------ ------------
                                                            (IN THOUSANDS)
   Buildings and leasehold improvements...............   $   238      $   341
   Machinery and equipment............................       786          846
   Furniture, office, and computer equipment..........     3,220        3,834
                                                         -------      -------
                                                           4,244        5,021
   Accumulated depreciation...........................    (1,287)      (1,688)
                                                         -------      -------
                                                         $ 2,957      $ 3,333
                                                         =======      =======

3. DEBT

  The components of debt are as follows:

                                                       FEBRUARY 28, FEBRUARY 29,
                                                           1995         1996
                                                       ------------ ------------
                                                            (IN THOUSANDS)
   Working capital facility...........................   $29,940      $33,430
   Junior subordinated notes..........................     5,000        5,000
   Subordinated notes.................................     8,500        2,500
   Other..............................................        74           36
                                                         -------      -------
                                                          43,514       40,966
   Less current portion of debt.......................       (40)         (28)
                                                         -------      -------
                                                         $43,474      $40,938
                                                         =======      =======

                              PAMECO CORPORATION

                               FEBRUARY 29, 1996

3. DEBT--(CONTINUED)

  On March 23, 1995 the Company expanded its collateral based revolving line of credit (the "Working Capital Facility") to $60 million and extended the expiration date to March 1, 1999. The Company has a monthly option for computing interest using the prime rate (prime + .25%) or LIBOR rate (LIBOR + 3%). Interest is paid monthly on amounts outstanding under this facility (10.0% and 8.5% at February 28, 1995 and February 29, 1996, respectively). In accordance with the credit agreement, if certain conditions are met the Company can reduce the rate of interest incrementally down to the prime rate or the LIBOR rate plus 2.75%.

  The Working Capital Facility is secured by a pledge of the Common Stock and Preferred Stock of the Company and a lien on substantially all of the Company's assets.

  The Working Capital Facility requires the Company to comply with certain covenants regarding the maintenance of specified levels of net worth, operating earnings, working capital and cash interest coverage, and, among other restrictions, limit additional borrowings, the incurrence of liens on assets, the acquisition and disposition of assets, capital expenditures and distributions to shareholders. During the past year, the Company complied with all covenants contained in the loan agreements or obtained waivers with respect to any violations.

  The junior subordinated and subordinated notes pay interest quarterly at the prime rate and mature on September 1, 1999.

  Aggregate maturities and other required reductions of debt for the next five fiscal years are: 1997--$28,000; 1998--$8,000; 1999--$-0-; and 2000--
$40,930,000.

  Interest paid was approximately $4.4, $4.6 and $4.8 million for the years ended February 28, 1994, February 28, 1995 and February 29, 1996, respectively.

4. INCOME TAXES

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets as of February 28, 1995 and February 29, 1996 are as follows:

                                                     FEBRUARY 28, FEBRUARY 29,
                                                         1995         1996
                                                     ------------ ------------
                                                          (IN THOUSANDS)
   Deferred income tax assets:
     Accounts receivable reserves...................   $   972       $  878
     Inventory reserves.............................     3,274        2,884
     Property, plant and equipment..................       548          319
     Extended product warranties....................     1,116        1,064
     Other..........................................     1,461        1,746
     Alternative minimum tax credit.................     3,708        3,418
                                                       -------       ------
   Total deferred income tax assets.................    11,079       10,309
   Valuation allowance for deferred income tax
    assets..........................................   (11,079)      (8,556)
                                                       -------       ------
   Net deferred income tax assets...................   $   --        $1,753
                                                       =======       ======

                              PAMECO CORPORATION

                               FEBRUARY 29, 1996

4. INCOME TAXES--(CONTINUED)

  The cumulative alternative minimum tax credit, generated in prior years, was approximately $3.7 million and $3.4 million at February 28, 1995 and February 29, 1996, respectively, and can be utilized to offset regular federal tax in future periods. For financial reporting purposes, a valuation allowance was recognized at February 28, 1995 to offset deferred income tax assets including the alternative minimum tax credit carryforward. This valuation allowance was reduced during the year ended February 29, 1996 resulting in a net deferred income tax asset totaling $1,753,000. Future realization of such asset was determined by management to be "more likely than not" in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

  The components of the provision (benefit) for income taxes for the years ended February 28, 1994, February 28, 1995, and February 29, 1996 are as follows:

                                        FEBRUARY 28, FEBRUARY 28, FEBRUARY 29,
                                            1994         1995         1996
                                        ------------ ------------ ------------
                                                    (IN THOUSANDS)
   Current:
     Federal income taxes..............     $280         $225       $    70
     State, local, and foreign income
      and franchise taxes..............      305          350           280
                                            ----         ----       -------
                                             585          575           350
   Deferred:
     Federal income taxes..............      --           --         (1,753)
                                            ----         ----       -------
                                            $585         $575       $(1,403)
                                            ====         ====       =======

  A reconciliation of the expected income tax expense at the statutory federal rate to the Company's actual income tax provision (benefit) follows:

                                         FEBRUARY 28, FEBRUARY 28, FEBRUARY 29,
                                             1994         1995         1996
                                         ------------ ------------ ------------
                                                     (IN THOUSANDS)
   Statutory expense....................    $1,800       $1,834      $ 1,568
   State expense--net of federal
    benefit.............................       201          231          192
   Change in valuation allowance........    (1,067)      (1,280)      (2,735)
   Nondeductible items, primarily
    amortization of excess of acquired
    net assets over cost................      (377)        (407)        (381)
   Other, net...........................        28          197          (47)
                                            ------       ------      -------
                                            $  585       $  575      $(1,403)
                                            ======       ======      =======

  The Company paid approximately $3.0 million, $528,000 and $542,000 of income taxes during the years ended February 28, 1994, February 28, 1995, and February 29, 1996, respectively.

                              PAMECO CORPORATION

                               FEBRUARY 29, 1996


5. COMMITMENTS AND CONTINGENCIES

 CAPITAL LEASES

  The Company leases certain computer equipment under long-term capital leases. The cost of computer equipment under capital leases included in property and equipment was $1,418,007 and $1,672,522 at February 28, 1995 and February 29, 1996, respectively.

  Future minimum lease payments under capital leases at February 29, 1996 were as follows:

                                                                  (IN THOUSANDS)
   Years ending February 28,
     1997........................................................     $  609
     1998........................................................        412
     1999........................................................         35
                                                                      ------
       Total minimum lease payments..............................      1,056
   Less amounts representing interest............................        (94)
                                                                      ------
   Present value of net minimum lease payments...................        962
   Current portion of capital leases.............................       (553)
                                                                      ------
       Total non-current portion of capital leases...............     $  409
                                                                      ======

 OPERATING LEASES

  The Company leases office and warehouse facilities and equipment under operating leases. Rental expense for the years ended February 28, 1994, February 28, 1995 and February 29, 1996 approximated $10.1, $9.5 and $9.3 million, respectively. Future minimum lease commitments under these agreements as of February 29, 1996 are as follows: 1997--$6.1 million; 1998--$4.0 million, 1999--$2.8 million; 2000--$1.8 million; 2001--$895,000, and $1.3 million thereafter.

 LEGAL PROCEEDINGS

  The Company is involved in various claims and legal proceedings which have arisen in the ordinary course of its business. The Company does not believe any such matters will have a material adverse effect on the Company's results of operations or financial condition.

6. SHAREHOLDERS' EQUITY

 PREFERRED STOCK

  In 1994, the Board of Directors of the Company designated 4,000 shares of Preferred stock as Series A, non-voting, Preferred stock. On June 17, 1994, the Certificate of Incorporation was amended to provide that Pameco Corporation redeem 1,000 shares of the Series A Preferred stock on each of June 30, 1999, June 30, 2000 and June 30, 2002 at a price equal to $1,000 per share plus accrued and unpaid dividends. The amendment also provides that the holders of the Series A Preferred stock are entitled to receive cash dividends quarterly based upon the prime rate plus 4%, with a maximum rate of 14% and a minimum rate of 10%. Prior to the amendment, the holders of Series A Preferred stock were entitled to receive cash dividends of $25 per share quarterly. Dividends are payable on a calendar year basis and are cumulative in the event of any failure of the Board to declare or pay such dividends. During the years ended February 28, 1994, February 28, 1995 and February 29, 1996, $-0-, $547,000 and $520,000 of dividends were declared and paid respectively. Accumulated unpaid dividends were approximately $77,000 and $76,000 at February 28, 1995 and February 29, 1996, respectively.

                              PAMECO CORPORATION

                               FEBRUARY 29, 1996

6. SHAREHOLDERS' EQUITY--(CONTINUED)

 STOCK-OPTION PLAN

  The Company has a stock option plan (the "Plan") which provides that 437,500 stock options may be granted to key employees, including officers and directors, to purchase common stock at fair market value. Certain shareholders of the Company have agreed to sell to the Company an equal number of shares of Common stock as these stock options are exercised at an amount equal to the exercise price. The stock options vest incrementally over a three year period and expire five years from the date granted.

  A summary of transactions under the Plan is as follows (in thousands, except per share data):

                           FEBRUARY 28, 1994    FEBRUARY 28, 1995     FEBRUARY 29, 1996
                          -------------------- --------------------- --------------------
                          NUMBER OF PRICE PER  NUMBER OF  PRICE PER  NUMBER OF PRICE PER
                           SHARES     SHARE     SHARES      SHARE     SHARES     SHARE
                          --------- ---------- ---------  ---------- --------- ----------
Outstanding at beginning
 of year................   357,917  $0.88-1.20  344,229   $0.88-4.80  300,250  $0.88-6.40
  Granted...............    83,000   1.20-4.80   97,563    4.80-6.40   87,125        6.40
  Exercised.............       --          --    (9,583)        0.88  (30,417)  0.88-4.80
  Canceled..............   (96,688)  0.88-1.20 (131,959)   0.88-4.80   (7,833)  4.80-6.40
                           -------             --------
Outstanding at end of
 year...................   344,229   0.88-4.80  300,250    0.88-6.40  349,125   0.88-6.40
                           =======  ========== ========   ==========  =======  ==========
Exercisable.............    87,284              235,021               265,133
                           =======             ========               =======
Reserved for future
 grant..................    62,021              127,667                48,735
                           =======             ========               =======

7. EMPLOYEE BENEFIT PLAN

  The Company has a defined contribution plan which covers a majority of its employees. This plan provides for voluntary employee contributions. Employer contributions under plan provisions are discretionary. The Company did not contribute to the Plan in 1994 and contributed $58,000 and $104,000 for the years ended, February 28, 1995 and February 29, 1996, respectively.

8. SUBSEQUENT EVENTS

 LENDING ARRANGEMENT

  On April 29, 1996, the Company entered into an Asset Securitization Program with General Electric Capital Corporation, Redwood Receivables Corporation ("Redwood"), and Pameco Securitization Corporation ("PSC") which expires on April 29, 2001. PSC is a special purpose company formed for this transaction and is a wholly-owned subsidiary of the Company. The borrowing rate on the $40 million asset securitization portion of the facility is equal to Redwood's Commercial Paper rate plus 1.50%. At April 30, 1996 this rate was equal to 6.9%.

  In addition, the Company's Working Capital Facility was amended to increase the size of the facility, to extend the agreement until April 29, 2001 and to lower the borrowing rate to LIBOR plus 2.25%. The two facilities total a maximum borrowing of $70 million.

                              PAMECO CORPORATION

                               FEBRUARY 29, 1996

8. SUBSEQUENT EVENTS--(CONTINUED)

 ACQUISITION

  On May 2, 1996, the Company acquired Chase Supply Company ("Chase") for approximately $3 million. Chase is a six branch wholesale distributor of HVAC and refrigeration equipment and supplies in the greater Chicago, Illinois area.

9. EVENTS SUBSEQUENT TO THE INDEPENDENT AUDITOR'S REPORT DATE

ACQUISITION

  On November 22, 1996, the Company acquired certain assets of Sid Harvey Industries, Inc. ("Sid Harvey") for $23.3 million in cash. The Sid Harvey acquisition consisted of 52 branches which sell refrigeration and HVAC equipment and supplies throughout the southeastern United States.

DEBT

  On January 24, 1997, the Company amended the Securitization Program to increase the commitment to $50 million, increase availability under the Securitization Program, and permit the transfer and sale of receivables generated by the branches acquired from Sid Harvey. In accordance with the Credit Agreement for the Securitization Program, if certain conditions are met, the Company can reduce the rate of interest incrementally down to Redwood's Commercial Paper rate plus 1.25%.

  On November 21, 1996, the Company amended the Working Capital Facility to increase the commitment to $50 million and extend the expiration date of both the Securitization Program and the Working Capital Facility until November 21, 2001.

  On November 7, 1996, the Company borrowed $15 million from Terfin International, Ltd. ("Terfin"), an affiliate of a shareholder of the Company, and in exchange issued a promissory note to Terfin in the same amount (the "Note"). The Note pays interest at a rate of 12.5% per annum and is subordinate to the Securitization Program and the Working Capital Facility. The maturity date on the Note was December 31, 1996. On November 21, 1996, the Note was amended to extend the maturity date to February 28, 1997. At the Company's option, the maturity date of the Note may be further extended to June 30, 1997. On January 13, 1997, the Company repaid $900,000 of principal on the Note with the proceeds from the sales of common stock to certain members of the Board of Directors. On February 28, 1997, the Company exercised its option to extend the maturity of the Note to June 30, 1997.

  The Note includes the issuance of detachable warrants to purchase 62,500 shares of the Company's common stock at $8.40 per share, all of which are currently vested. The value assigned to the warrants and to the related debt discount was not material.

  On November 21, 1996, the Company borrowed $7.5 million from Terfin. The note accrues interest at a rate of 12.5% per annum and is subordinate to the senior indebtedness. The maturity date on the note is March 31, 1997. On February 3, 1997, the Company paid the entire principal and interest due on the note.

PREFERRED STOCK

  On November 14, 1996, the Company redeemed all outstanding shares of its preferred stock for $4 million. Accrued and unpaid dividends of $424,000 were paid during the nine months ended November 30, 1996.

                              PAMECO CORPORATION

                               FEBRUARY 29, 1996


9. EVENTS SUBSEQUENT TO THE INDEPENDENT AUDITOR'S REPORT DATE--(CONTINUED)

 LEGAL PROCEEDINGS

  On November 18, 1996, United Refrigeration, Inc. ("United"), a competitor of the Company, filed suit against Pameco in the United States District Court for the Eastern District of Pennsylvania claiming that Pameco had tortiously interfered with United's alleged oral contract to purchase Sid Harvey's southeastern business operations (the "Southeastern Assets"). United asserted that beginning on or about August 23, 1996, it met with Sid Harvey and thereafter negotiated an agreement (allegedly finalized on or about October 24, 1996) to purchase the Southeastern Assets for approximately $26 million and that Pameco tortiously interfered with this alleged oral contract by offering "substantial inducements" to Sid Harvey and by itself purchasing the Southeastern Assets. In the alternative, United claims that, should the oral agreement be deemed unenforceable, Pameco tortiously interfered with United's prospective contractual relations with Sid Harvey. On February 18, 1997, United filed an amended complaint adding Sid Harvey as a defendant. In the amended complaint, United claims that Sid Harvey (i) breached its oral agreement to sell the Southeastern Assets to United; (ii) committed fraud in the inducement of that alleged oral contract; (iii) negligently misrepresented certain facts concerning the sale of the operations and Sid Harvey's intention to carry out the sale of those assets and (iv) was unjustly enriched by certain information obtained from United during the United-Sid Harvey negotiations.

  Although the amended complaint does not demand specified damages, it asserts that United should recover the "loss of its bargain," which United estimates to exceed $3 million annually for an unspecified number of years. Upon consummation of the Southeastern Assets acquisition, Pameco agreed, based on certain written representations made by Sid Harvey about the status of its discussions with United, to indemnify Sid Harvey against all liabilities arising out of any action filed by United in connection with the purchase of the Southeastern Assets.

  On July 5, 1996, three former employees filed suit against Pameco and a Company supervisor in the Superior Court of the State of California, County of Stanislaus, alleging various tortious acts and that the Company maintained a hostile work environment. The suit also asserts that in permitting the alleged harassment of the plaintiffs by its supervisor, Pameco violated the California Fair Employment Housing Act by failing to provide a harassment free work place. The plaintiffs have cumulatively sought $1.8 million in damages, including $1.5 million in punitive damages, from Pameco.

  Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the Company's business and results of operations.

 SHAREHOLDERS' EQUITY

  On October 16, 1996, the Company amended its certificate of incorporation to increase the authorized Common Stock to 13,750,000 shares, retain the par value of $.01 per share, and to provide for a one share for two shares reverse Common Stock split. All share and earnings per share amounts have been adjusted to reflect the reverse stock split.

  The Company was formed in March 1997. On May , 1997, Pameco Holdings, Inc. ("PHI") and Pameco Corporation, both Delaware corporations, were merged with and into the Company, and in connection therewith the holders of PHI received
1.25 shares of the Company's Class A Common stock or Class B Common stock, as agreed upon among themselves, for each share of Class A Common stock and Class B Common stock of PHI held by them immediately prior to the merger. The Company's Class A Common stock entitles its holder to one vote per share, whereas the Class B Common stock generally entitles its holder to ten votes per share. Retroactive restatement has been made to all disclosures of shares, weighted average shares and net income per share disclosures for the reverse split effected on October 16, 1996 and the stock split effected on May , 1997.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALES PERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PRO-SPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITA-TION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITA-TION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
Prospectus Summary.......................................................   3
Risk Factors.............................................................  10
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  15
Dilution.................................................................  16
Capitalization...........................................................  17
Selected Consolidated Financial and Other Operating Data ................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  26
Management...............................................................  37
Certain Transactions.....................................................  45
Principal and Selling Shareholders.......................................  46
Description of Capital Stock.............................................  48
Description of Certain Indebtedness......................................  52
Shares Eligible for Future Sale..........................................  54
Underwriting.............................................................  55
Experts..................................................................  57
Legal Matters............................................................  57
Available Information....................................................  57
Index to Consolidated Financial Statements............................... F-1

                                 ------------

  UNTIL      , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPAT-ING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,075,541 SHARES

                              PAMECO CORPORATION

                             CLASS A COMMON STOCK

                               ----------------
                                  PROSPECTUS
                               ----------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                      THE ROBINSON-HUMPHREY COMPANY, INC.

                            SCHRODER WERTHEIM & CO.

                                       , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) payable by the Registrant in connection with the issuance and distribution of the shares of Class A Common Stock.

   Securities and Exchange Commission Registration Fee................. $16,977
   NASD Filing Fee..................................................... $ 6,000
   NYSE listing fee.................................................... $81,100
   Printing and Mailing................................................ $     *
   Accounting Fees and Expenses........................................ $     *
   Blue Sky Fees and Expenses.......................................... $     *
   Counsel Fees and Expenses........................................... $     *
   Miscellaneous....................................................... $     *
                                                                        -------
     Total............................................................. $     *
                                                                        =======

---------------------
* To be supplied by amendment.

  The Selling Shareholder will pay all underwriting discounts and commissions and transfer taxes, if any, relating to the sale of the Selling Shareholder's shares in the Offering.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The underwriting agreement provides for indemnification by the Underwriters of the Company and the Selling Shareholder and by the Company and the Selling Shareholder of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Securities Act"), and affords certain rights of contribution with respect thereto.

  As provided under Georgia law, the Company's Articles of Incorporation provide that a director shall not be personally liable to the Company or its shareholders for monetary damages for breach of duty of care or any other duty owed to the Company as a director, except that such provisions shall not limit the liability of a director (a) for any appropriation, in violation of his duties, of any business opportunity of the Company; (b) for acts or omissions which involve intentional misconduct or a knowing violation of law; (c) for unlawful corporate distributions or (d) for any transactions from which the director receives an improper benefit.

  Under Article V of the Company's Bylaws, the Registrant is required to indemnify its directors and officers to the fullest extent permitted by Georgia law. The Georgia Business Corporation Code provides that a corporation may indemnify its directors, officers and agents against judgments, fines, penalties, amounts paid in settlement and expenses, including attorneys' fees, resulting from various types of legal actions or proceedings if the actions of the party being indemnified meet the standards of conduct specified therein. Determinations concerning whether the applicable standard of conduct has been met can be made by (a) a majority of the disinterested directors; (b) a majority of a committee of disinterested directors; (c) independent legal counsel or (d) an affirmative vote of a majority of shares held by the disinterested shareholders. No indemnification may be made to or on behalf of a corporate director, officer, employee or agent (i) in connection with a proceeding by or in right of the Company in which such person was adjudged liable to the Company or (ii) in connection with any other proceeding in which said person was adjudged liable on the basis that personal benefit was improperly received by him.

  The Company has entered into Indemnification Agreements with certain of its directors and officers (the "Indemnified Parties"). Under the terms of the Indemnification Agreements, the Company is required to indemnify the Indemnified Parties against certain liabilities arising out of their service for the Company. The

Indemnification Agreements require the Company (i) to indemnify each Indemnified Party to the fullest extent permitted by law; (ii) to provide coverage for each Indemnified Party under the Company's directors and officers liability insurance policy and (iii) to advance certain expenses incurred by an Indemnified Party. The Indemnification Agreements provide limitations on the Indemnified Party's rights to indemnification in certain circumstances.

  The Company's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The Registrant was incorporated in March 1997.

  During the past three years, the following persons were issued Class A Common Stock of the Registrant's predecessor in reliance upon the exemption contained in Section 4(2) of the Securities Act, in the number of shares, on the date and for the consideration referenced below:

    NAME                              NO. SHARES DATE OF ISSUANCE CONSIDERATION
    ----                              ---------- ---------------- -------------
*Gerald V. Gurbacki .................   76,875       03/20/97      $492,000.00
 James R. Balkcom, Jr. ..............   62,500       03/10/97      $600,000.00
*James Giolas .......................    5,000       03/10/97      $  4,400.00
*Steve Pavlichek.....................      416       01/22/97      $  2,664.00
*Patricia Fowler.....................      541       12/31/96      $  1,394.00
 Michael Bulkin and Rosemary E.
 Bulkin, as joint tenants with the
 right of survivorship...............   12,500       12/09/96      $105,000.00
 James R. Balkcom, Jr. ..............   47,618       12/03/96      $399,997.50
 Linda P. Balkcom....................   35,713       11/28/96      $299,995.50
 Mary Kathryn Balkcom................    5,952       11/28/96      $ 50,001.00
 Julie Balkcom Green.................    5,952       11/28/96      $ 50,001.00
*Ben Dacke...........................    3,125       07/09/96      $  2,750.00
*Jill Lange..........................    2,291       10/12/95      $  8,551.00
*Thomas Totte........................    6,250       08/01/95      $  5,500.00
*Stuart Rogers.......................   21,875       04/14/95      $ 19,250.00
*James D. Askren, II ................    9,582       12/07/94      $  8,433.15

---------------------
*  Pursuant to the exercise of stock options.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

  EXHIBIT
    NO.                           DESCRIPTION OF EXHIBIT
  -------                         ----------------------
   **1.1  Form of Underwriting Agreement
   **3.1  Amended and Restated Articles of Incorporation of the Registrant
   **3.2  Amended and Restated Bylaws of the Registrant
   **3.3  Agreement and Plan of Merger by and among Pameco Holdings, Inc., a
          Delaware corporation, Pameco Corporation, a Delaware corporation, and the Registrant, dated April  , 1997
   **4.1  Form of Class A Common Stock Certificate of the Registrant
   **5.1  Opinion of Kilpatrick Stockton LLP
   *10.1  Asset Purchase Agreement between the Registrant and Sid Harvey
          Industries, Inc., dated November 1, 1996

  EXHIBIT
    NO.                           DESCRIPTION OF EXHIBIT
  -------                         ----------------------
   *10.2  Letter Agreement between the Registrant and Sid Harvey Industries,
          Inc., dated November 1, 1996
   *10.3  Agreement for Purchase and Sale of Certain Assets between the
          Registrant and Chase Supply Company of Chicago, dated May 1, 1996
  **10.4  Form of Indemnification Agreement between the Registrant and its directors and officers
   *10.5  Employee Stock Option Plan I
   *10.6  Employee Stock Option Plan II
   *10.7  Stock Option Agreement between the Registrant and Gerald V. Gurbacki, dated May 6, 1996
   *10.8  Non-Employee Directors Stock Option Plan
   *10.9  Credit Agreement among the Registrant, General Electric Capital
          Corporation and the Lenders named therein, dated March 19, 1992
   *10.10 Amendment Agreement No. 6 to Credit Agreement, dated April 29, 1996
   *10.11 Pledge Agreement between the Registrant and General Electric Capital
          Corporation dated
          April 29, 1992
   *10.12 Waiver and Seventh Amendment to Credit Agreement, dated November 1,
          1996
   *10.13 Eighth Amendment to Credit Agreement, dated January 24, 1997
   *10.14 Waiver and Ninth Amendment to Credit Agreement, dated February  ,
          1997
   *10.15 Receivables Purchase and Servicing Agreement among Pameco
          Securitization Corporation, Redwood Receivables Corporation, the
          Registrant and General Electric Capital Corporation, dated April 29,
          1996
   *10.16 Receivables Transfer Agreement between the Registrant and Pameco
          Securitization Corporation, dated April 29, 1996
   *10.17 Annex X to Receivables Transfer Agreement and Receivables Purchase
          and Servicing Agreement, Definitions and Interpretations, dated April
          29, 1996
   *10.18 Amendment No. 1 to Securitization Agreements among Pameco
          Securitization Corporation, the Registrant, Redwood Receivables
          Corporation and General Electric Capital Corporation, dated January
          24, 1997
   *10.19 Employment Agreement between the Registrant and Gerald V. Gurbacki, dated March 1, 1996
   *10.20 Letter Agreement between the Registrant and Three Cities Research,
          Inc., dated March 1, 1997
   *10.21 Agreement for Purchase of Shares of Pameco Holdings, Inc. between the
          Registrant and Sofitam S.A., dated November 14, 1996
   *10.22 Stockholders' Agreement among the Registrant, the Investor Group, The
          Bank of Nova Scotia, Brian R. Esher and certain employees of the
          Registrant, dated March 19, 1992, as amended
   *11.1  Computation of Historical Net Income Per Share
   *21.1  Subsidiaries of the Registrant
  **23.1  Consent of Kilpatrick Stockton LLP (See Exhibit 5.1)
   *23.2  Consent of Ernst & Young LLP
   *24.1  Powers of Attorney (see Signature Page)

---------------------
 * Filed herewith
** To be filed by amendment

  (b) Financial Statement Schedules

      Schedule II: Valuation and Qualifying Accounts

  All other schedules are omitted as the required information is inapplicable or is presented in the financial statements or related notes.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF ATLANTA, STATE OF GEORGIA, ON THE 26TH DAY OF MARCH, 1997.

                                          New Pameco Georgia Corporation

                                                  /s/ Gerald V. Gurbacki
                                          By: _________________________________
                                             GERALD V. GURBACKICHIEF EXECUTIVE
                                                          OFFICER

                               POWER OF ATTORNEY

  Each person whose signature appears below hereby constitutes and appoints Gerald V. Gurbacki and Theodore R. Kallgren and either of them, his true and lawful attorneys-in-fact with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement as well as any new registration statement filed to register additional securities pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to cause the same to be filed, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting to said attorneys-in-fact and agent, full power and authority to do and perform each and every act and thing whatsoever requisite or desirable to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS ON THE 26TH DAY OF MARCH, 1997, IN THE CAPACITIES INDICATED.

              SIGNATURE                         POSITION

       /s/ Gerald V. Gurbacki             Chief Executive Officer and Director
-------------------------------------      (Principal Executive Officer)
         GERALD V. GURBACKI

      /s/ Theodore R. Kallgren            Chief Financial Officer (Principal
-------------------------------------      Financial and Accounting Officer)
        THEODORE R. KALLGREN

      /s/ James R. Balkcom, Jr.           Chairman of the Board
-------------------------------------
        JAMES R. BALKCOM, JR.

     /s/ G. Thomas Braswell, Jr.          Director
-------------------------------------
       G. THOMAS BRASWELL, JR.

              SIGNATURE                 POSITION

        /s/ Michael H. Bulkin             Director
-------------------------------------
          MICHAEL H. BULKIN

           /s/ Earl Dolive                Director
-------------------------------------
             EARL DOLIVE

        /s/ H. Whitney Wagner             Director
-------------------------------------
          H. WHITNEY WAGNER

         /s/ Thomas G. Weld               Director
-------------------------------------
           THOMAS G. WELD

The following report is in the form that will be signed upon completion of the restatement of capital accounts and the Merger described in the last paragraph of Note 9 to the financial statements.

                                        ERNST & YOUNG LLP


Atlanta, Georgia

March 26, 1997






                        REPORT OF INDEPENDENT AUDITORS


We have audited the consolidated financial statements of Pameco Corporation as of February 28, 1995 and February 29, 1996, and for each of the three years in the period ended February 29, 1996, and have issued our report thereon dated April 26, 1996 (except for Note 8 as to which the date is May 2, 1996, and except for the last paragraph of Note 9 as to which the date is ______, 1997), included elsewhere in this Registration Statement. Our audits also included the financial statement schedule listed in Item 16(a) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                        ERNST & YOUNG LLP


Atlanta, Georgia

April ______, 1997

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                       DESCRIPTION OF EXHIBIT                       PAGE
  -------                     ----------------------                       ----
   **1.1  Form of Underwriting Agreement
   **3.1  Amended and Restated Articles of Incorporation of the
          Registrant
   **3.2  Amended and Restated Bylaws of the Registrant
   **3.3  Agreement and Plan of Merger by and among Pameco Holdings,
          Inc., a Delaware corporation, Pameco Corporation, a Delaware corporation, and the Registrant, dated April  , 1997
   **4.1  Form of Class A Common Stock Certificate of the Registrant
   **5.1  Opinion of Kilpatrick Stockton LLP
   *10.1  Asset Purchase Agreement between the Registrant and Sid Harvey
          Industries, Inc., dated November 1, 1996
   *10.2  Letter Agreement between the Registrant and Sid Harvey
          Industries, Inc., dated November 1, 1996
   *10.3  Agreement for Purchase and Sale of Certain Assets between the
          Registrant and Chase Supply Company of Chicago, dated May 1,
          1996
  **10.4  Form of Indemnification Agreement between the Registrant and its directors and officers
   *10.5  Employee Stock Option Plan I
   *10.6  Employee Stock Option Plan II
   *10.7  Stock Option Agreement between the Registrant and Gerald V.
          Gurbacki, dated May 6, 1996
   *10.8  Non-Employee Directors Stock Option Plan
   *10.9  Credit Agreement among the Registrant, General Electric
          Capital Corporation and the Lenders named therein, dated March
          19, 1992
   *10.10 Amendment Agreement No. 6 to Credit Agreement, dated April 29,
          1996
   *10.11 Pledge Agreement between the Registrant and General Electric
          Capital Corporation dated
          April 29, 1992
   *10.12 Waiver and Seventh Amendment to Credit Agreement, dated
          November 1, 1996
   *10.13 Eighth Amendment to Credit Agreement, dated January 24, 1997
   *10.14 Waiver and Ninth Amendment to Credit Agreement, dated February
           , 1997
   *10.15 Receivables Purchase and Servicing Agreement among Pameco
          Securitization Corporation, Redwood Receivables Corporation,
          the Registrant and General Electric Capital Corporation, dated
          April 29, 1996
   *10.16 Receivables Transfer Agreement between the Registrant and
          Pameco Securitization Corporation, dated April 29, 1996
   *10.17 Annex X to Receivables Transfer Agreement and Receivables
          Purchase and Servicing Agreement, Definitions and
          Interpretations, dated April 29, 1996
   *10.18 Amendment No. 1 to Securitization Agreements among Pameco
          Securitization Corporation, the Registrant, Redwood
          Receivables Corporation and General Electric Capital
          Corporation, dated January 24, 1997
   *10.19 Employment Agreement between the Registrant and Gerald V.
          Gurbacki, dated March 1, 1996
   *10.20 Letter Agreement between the Registrant and Three Cities
          Research, Inc., dated March 1, 1997
   *10.21 Agreement for Purchase of Shares of Pameco Holdings, Inc.
          between the Registrant and Sofitam S.A., dated November 14,
          1996

  EXHIBIT
    NO.                       DESCRIPTION OF EXHIBIT                      PAGE
  -------                     ----------------------                      ----
   *10.22 Stockholders' Agreement among the Registrant, the Investor
          Group, The Bank of Nova Scotia, Brian R. Esher and certain employees of the Registrant, dated March 19, 1992, as amended
   *11.1  Computation of Historical Net Income Per Share
   *21.1  Subsidiaries of the Registrant
  **23.1  Consent of Kilpatrick Stockton LLP (See Exhibit 5.1)
   *23.2  Consent of Ernst & Young LLP
   *24.1  Powers of Attorney (see Signature Page)